

Received SEC

MAR 25 2010

Washington, DC 20549

DELIVERING ON THE FUNDAMENTALS



2009 ANNUAL REPORT





Harleysville Insurance is a leading super-regional provider of insurance products and services for small and mid-sized businesses, as well as for individuals, and ranks among the top 60 U.S. property/casualty insurance groups based on net written premiums.

Harleysville Group Inc. (NASDAQ: HGIC), a publicly traded holding company for Harleysville's eight regional property/casualty insurance companies, is 53 percent owned by Harleysville Mutual Insurance Company.



At a glance

- Consolidated property and casualty operations of Harleysville Group and Harleysville Mutual produced $1.1 billion of net written premiums in 2009
- Strong balance sheet
- Rated A- (Excellent) by A.M. Best Company
- Multi-line risk portfolio with 79 percent in commercial lines, 21 percent in personal lines
- Distribution through independent agents in 32 Eastern and Midwestern states
- Commitment to superior service

DELIVERING ON THE FUNDAMENTALS

In 2009, Harleysville Group again was successful at producing strong results, despite the protracted down economy and continuing competitive market conditions.

For the year, our operating income[1] was $3.02 per share, up significantly from the catastrophe-impacted $2.75 per share in 2008.

Our statutory combined ratio[2] was 99.8 percent, which is better than the 100.6 percent combined ratio A.M. Best has projected for the industry in 2009. At the same time, our combined ratio was below 100 percent in three of the four quarters of 2009.

We also generated an operating return on equity[3] (ROE) of 12.9 percent for the trailing 12 months, compared to our long-term goal of 12 percent. Our ROE result is a particularly noteworthy accomplishment within the context of the current economic and market conditions.

The success we experienced during the past year at delivering on the fundamentals is a direct result of the relentless focus of our employees and agents on the basics of our business—namely, underwriting, claims, service and productivity. That focus has made us a leader among the super-regional insurers in the marketplace today.



Michael L. Browne
President and Chief Executive Officer

[1] "Operating income" is a non-GAAP financial measure that management believes is useful to investors because it illustrates the performance of normal, ongoing operations, which is important in understanding and evaluating the company's financial condition and results of operation. It is not a substitute for the U.S. GAAP financial measure of net income. Operating income is net of tax and excludes after-tax realized investment gains (losses). The 2009 net income was $3.07 per diluted share.

[2] "Statutory combined ratio" is a non-GAAP measure of underwriting profitability and is based on numbers determined under statutory accounting practices as filed with state insurance regulators. It is the sum of the ratio of losses to premiums earned plus the ratio of underwriting expenses to premiums written. A ratio of less than 100 percent indicates underwriting profitability.

[3] Excludes the effect of ASC 320.

PRODUCING SOLID RESULTS

Not only have we been able to generate solid results, but we've also successfully maintained our strong financial position, which is a particularly significant achievement in today's environment. We ended the year with shareholders' equity of $773 million, an increase in book value of 21 percent, a premium-to-surplus ratio of 1.3:1 and operating cash flow of $105.4 million. The strength of our overall financial position also is evident in our total surplus of $1.2 billion on a consolidated basis, which includes Harleysville Mutual Insurance Company.

These numbers reflect the high quality of our reported earnings, in addition to our strong reserve position and balance sheet integrity, and provide the sound financial position for us to write our agents' best business. In addition, our investment portfolio is extremely well-positioned to provide liquidity, asset quality and capital in support of our insurance operations, and added $2.72 per share to the company's strong growth in book value. Our consistent and conservative approach to investments has served us well, particularly during the past three years, which have been characterized by the unprecedented turmoil in the financial markets that forced many companies in our industry to dramatically rebalance or de-risk their investment portfolios. Our high-quality investment portfolio and strong balance sheet allowed us to take advantage of the downdraft in the markets to opportunistically add to equities. Our fixed maturity portfolio, which represented about 93 percent of our invested assets at year-end 2009, remains very high quality with 98 percent of our fixed maturity securities rated A or better.



For our investors, the reward has been superior returns. Our average annualized shareholder return over the past five years has been more than 9 percent, which easily exceeds all our regional peers, SNL Financial's property/casualty insurance index and the Standard & Poor's 500.

Our capital management efforts also continue to differentiate us from our competitors. In 2009, we put our strong cash flow and capital to work for our shareholders by again increasing our regular cash dividend, this time by 8 percent to an annual payout of $1.30 per share. That's a noteworthy increase—and, in fact, our dividend is up more than 70 percent in the last three years alone. Since June 2007, we have returned more than $270 million to our shareholders through dividends and share repurchases, with the buybacks amounting to more than $185 million, or about 17 percent of our outstanding shares.

COMMITTED TO UNDERWRITING DISCIPLINE

As we've noted in the past, much of our strategy revolves around small business (which we define as accounts with less than $25,000 in written premium) due to the fact that it is less price sensitive than middle-market business, and generates better loss ratios and retention levels. But in this extremely competitive market, maintaining our underwriting discipline is a must. We can't afford to compromise on underwriting quality, so we are willing to walk away from under-priced business—particularly inadequately priced new middle-market business.

As a result, our commercial lines business continued to make steady progress toward long-term profitability throughout 2009, finishing the fourth quarter with a 99.9 percent combined ratio, and 100.7 percent for the full year. At the same time, our personal lines business has continued to maintain its now lengthy trend of profitability. With a fourth-quarter combined ratio of 96.0 percent, personal lines now has generated a combined ratio under 100 in 20 of the last 22 quarters. And our personal lines written premium growth accelerated every quarter in 2009—climbing nearly 9 percent for the year.

Playing an important role in our longer-term profitability is our ongoing use of predictive modeling, which we now use with 80 percent of our commercial business—both new and renewal. Because it enables us to assess risk quality and better match price to risk, we can compete effectively, and we are well-positioned to retain our most profitable business.

While tools like predictive modeling are important to our ongoing success, our agency relationships truly are a differentiator for us. In order to further strengthen those relationships, we continue to seek ways to expand our ability to write our agents' core business. In 2009, we built on our investment in inland marine by enhancing our capabilities in this key line. We also launched a new human services product—OthersFirst℠ Protection Package—that has been well received by our agency partners because of the opportunity it provides them to serve this ever-expanding market. OthersFirst joins two other recent additions to our StarAdvantage® Series product suite—Harleysville CustomPak℠ and our enhanced Businessowners Program—both of which were introduced in conjunction with *access*Harleysville//CL®, our new state-of-the-art commercial lines policy administration system.

We also continued to expand our flood business, as Harleysville Mutual acquired a book of business in Texas from Delta Lloyds Insurance Company of Houston. This acquisition increases our size and scale in this niche market, and puts us within

reach of the top 10 flood carriers nationally. In addition, our agency partners tell us that flood insurance is a valuable part of the portfolio of products they can offer their clients.

STRENGTHENING RELATIONSHIPS

We also have sought to support the partnership with our agents by further strengthening our field organizational structure so that it places more resources and decision-making closer to the point of sale. This provides us with greater access to our producers' best business. Evidence of the strength of our agency relationships—and the trust our agency partners place in us—is clearly reflected in the very strong retention rates we continue to see in both our commercial and personal lines business.

Those relationships also have been strengthened by our advanced technology, because it enhances the ease with which our agency partners are able to transact business with us. We now have rolled out *access*Harleysville®—our new commercial and personal lines policy administration systems—throughout virtually all of our operating territory, providing our agents with some of the industry's easiest systems to use for writing business.

Our ongoing efforts to make it as easy as possible for our agents to do business with us continued to generate positive recognition for us last year. We were named to the *InformationWeek* 500 for the fourth year in a row, this time as the 7th most innovative information technology organization in the United States. We also were honored for our ongoing commitment to providing agents with the technology that helps them connect their agency management systems and work flows with ours—including the introduction of upload capabilities for personal lines in select states in 2009, to be followed by additional states and commercial lines upload functionality in 2010. We're pleased that we continue to be recognized for the efforts of our talented professionals. These honors validate the course we've taken to implement innovative technology that will best serve our employees, agents and policyholders.

Our agents also tell us that the quality of our claims service continues to stand out from that of the competition, and that it remains a key factor in choosing our company for their customers.

All of these important measures, coupled with the ongoing dedication and support of our "Good people to know"—our employees and agents—have established Harleysville as a leader among the super-regional insurers in the marketplace. And for that, I want to personally thank our employees and agency partners who are such a large part of our success, as well as our policyholders and investors who continue to place their trust in us. Looking ahead, we will remain focused on delivering on the fundamentals, and producing results that continue to differentiate us favorably from our competition.



Michael L. Browne
President and Chief Executive Officer
March 5, 2010

"Our employees and agents have established Harleysville as a leader among the super-regional insurers in the marketplace."

Harleysville Group Inc.

Historical financial data

(Dollars in millions, except per share data)	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999
Results											
Net written premiums[1]	$851.6	$950.1	$838.0	$838.8	$839.0	$839.7	$843.5	$797.9	$747.6	$701.5	$724.3
Premiums earned	858.5	918.5	833.0	838.8	841.6	837.7	823.4	764.6	729.9	688.3	707.2
Investment income	106.6	113.6	110.8	102.6	90.6	87.2	86.6	86.3	85.5	86.8	85.9
Total revenues	980.6	985.3	962.0	999.2	948.3	953.4	925.0	847.7	827.8	802.6	824.8
Net income (loss)	86.3	42.3	100.1	111.1	61.4	46.9	(47.6)	46.3	43.5	48.7	39.9
Per common share:											
Operating income (loss) [diluted][2]	$3.02	$2.75	$3.15	$2.65	$2.00	$1.28	$(1.57)	$1.92	$1.53	$1.45	$1.09
Net income (loss) [diluted]	3.07	1.43	3.17	3.51	2.01	1.55	(1.59)	1.53	1.46	1.67	1.35
Cash dividends	1.25	1.10	0.88	0.73	0.69	0.68	0.67	0.63	0.58	0.55	0.52
Ratios:											
Statutory combined ratio[1]	99.8%	100.3%	96.7%	98.6%	102.2%	105.9%	123.2%	101.9%	104.2%	106.1%	107.8%
Premium-to-surplus ratio	1.3:1	1.6:1	1.2:1	1.2:1	1.5:1	1.6:1	1.8:1	1.6:1	1.4:1	1.4:1	1.4:1
Debt-to-capital ratio[3]	15%	16%	14%	14%	17%	18%	19%	14%	15%	16%	17%
Return on average equity[3]	13.1%	6.2%	13.9%	17.3%	11.0%	9.0%	(8.8)%	8.2%	8.2%	9.9%	8.6%
Financial position											
Total assets	$3,302.0	$3,155.3	$3,072.4	$2,991.0	$2,905.3	$2,718.1	$2,680.4	$2,311.5	$2,045.3	$2,021.9	$2,020.1
Debt and lease obligations	118.5	118.5	118.5	118.5	118.5	119.6	120.1	95.6	96.1	96.5	96.8
Shareholders' equity	772.6	652.6	758.8	712.2	614.4	587.9	572.7	632.1	590.3	566.6	526.9
Per common share:											
Shareholders' equity	$27.98	$23.18	$25.03	$22.49	$20.07	$19.47	$19.16	$21.13	$20.05	$19.54	$18.29
Market price:											
High	$35.18	$44.00	$37.89	$38.72	$28.00	$24.96	$27.50	$32.41	$30.25	$30.63	$26.13
Low	26.09	24.75	27.57	25.90	18.44	17.70	18.41	19.58	19.11	11.63	12.63
Close	31.79	34.73	35.38	34.82	26.50	23.87	19.89	26.43	23.89	29.25	14.25

[1] 2008 includes the effect of the pooling transfer of $45.7 million of unearned premiums on January 1, 2008.

[2] Operating income (loss) is net of tax and excludes after-tax realized investment gains (losses) and the cumulative effect of accounting change, net of tax.

[3] Excludes the effect of ASC 320.

Received SEC
MAR 25 2010
Washington, DC 20549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended **December 31, 2009**
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to _________

0-14697
(Commission file number)

HARLEYSVILLE GROUP INC.

(Exact name of registrant as specified in its charter)

Delaware	**51-0241172**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

355 Maple Avenue, Harleysville, PA 19438-2297
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: **(215) 256-5000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $1 par value
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒.

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐.

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☐.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒
Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) Yes ☐ No ☒.

On June 30, 2009, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value (based on the closing sales price on that date) of the voting stock held by non-affiliates of the registrant was $368,682,715.

The number of shares outstanding of the registrant's common stock, as of March 3, 2010 was 27,519,753.

DOCUMENTS INCORPORATED BY REFERENCE:

1. Portions of the registrant's definitive proxy statement relating to the annual meeting of stockholders to be held April 28, 2010 are incorporated by reference in Part III of this report.

HARLEYSVILLE GROUP INC.

ANNUAL REPORT ON FORM 10-K

DECEMBER 31, 2009

		Page
	PART I	
ITEM 1.	BUSINESS	1
ITEM 1A.	RISK FACTORS	16
ITEM 1B.	UNRESOLVED STAFF COMMENTS	16
ITEM 2.	PROPERTIES	17
ITEM 3.	LEGAL PROCEEDINGS	17
ITEM 4.	(REMOVED AND RESERVED)	
	PART II	
ITEM 5.	MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES	18
ITEM 6.	SELECTED FINANCIAL DATA	21
ITEM 7.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	21
ITEM 7A.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	50
ITEM 8.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA	51
ITEM 9.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	86
ITEM 9A.	CONTROLS AND PROCEDURES	86
ITEM 9B.	OTHER INFORMATION	86
	PART III	
ITEM 10.	DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE	88
ITEM 11.	EXECUTIVE COMPENSATION	88
ITEM 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDERS MATTERS	88
ITEM 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE	88
ITEM 14.	PRINCIPAL ACCOUNTING FEES AND SERVICES	88
	PART IV	
ITEM 15.	EXHIBITS, FINANCIAL STATEMENT SCHEDULES	89

PART I

Item 1. Business.

General

Harleysville Group Inc. (the Company) is an insurance holding company headquartered in Pennsylvania which, through its subsidiaries, engages in the property and casualty insurance business on a regional basis. As used herein, "Harleysville Group" refers to Harleysville Group Inc. and its subsidiaries.

The Company is a Delaware corporation formed by Harleysville Mutual Insurance Company (the Mutual Company) in 1979 as a wholly owned subsidiary. In May 1986, the Company completed an initial public offering of its common stock, reducing the percentage of outstanding shares owned by the Mutual Company to approximately 70%. In April 1992, the Mutual Company completed a secondary public offering of a portion of the Company's common stock then owned by it, further reducing the percentage of outstanding shares owned by the Mutual Company. At December 31, 2009, the Mutual Company owned approximately 53% of the Company's outstanding shares.

Harleysville Group and the Mutual Company operate together to pursue a strategy of underwriting a broad array of personal and commercial coverages. These insurance coverages are marketed primarily in the eastern and midwestern United States through approximately 1,300 insurance agencies. Regional offices are maintained in Georgia, Illinois, Indiana, Maryland, Massachusetts, Michigan, Minnesota, New Jersey, New York, North Carolina, Pennsylvania, Tennessee, and Virginia. The Company's property and casualty insurance subsidiaries are: Harleysville-Atlantic Insurance Company (Atlantic), Harleysville Insurance Company (HIC), Harleysville Insurance Company of New Jersey (HNJ), Harleysville Insurance Company of New York (HIC New York), Harleysville Insurance Company of Ohio (HIC Ohio), Harleysville Lake States Insurance Company (Lake States), Harleysville Preferred Insurance Company (Preferred), and Harleysville Worcester Insurance Company (Worcester). Mid-America Insurance Company (Mid-America), a former subsidiary, was merged into Worcester in 2007.

The Company operates regionally. Management believes that the Company's regional organization permits each regional operation to benefit from economies of scale provided by centralized support while encouraging local marketing autonomy and managerial entrepreneurship. Services which directly involve the insured or the agent (i.e., underwriting, claims and marketing) generally are performed regionally in accordance with Company-wide standards to promote high quality service, while actuarial, investment, legal, data processing and similar services are performed centrally. The Company's network of regional insurance companies has expanded significantly in the last twenty-six years. In 1983, the Company acquired Worcester, a property and casualty insurer which has conducted business in New England since 1823. In 1984, HNJ was formed by the Company and began underwriting property and casualty insurance in New Jersey. In 1987, the Company acquired Atlantic, a property and casualty insurer which has conducted business in the southeastern United States since 1905. In 1991, the Company acquired Mid-America, which conducted business in Connecticut, and HIC New York, which primarily conducts business in upstate New York. In 1993, the Company acquired Lake States, which primarily conducts business in Michigan. In 1994, the Company formed HIC Ohio which began underwriting property and casualty insurance in Ohio. In 1997, the Company acquired HIC, which primarily conducts business in Minnesota and neighboring states.

The Company's property and casualty subsidiaries participate in an intercompany pooling arrangement whereby these subsidiaries cede to the Mutual Company all of their net premiums written and assume from the Mutual Company a portion of the pooled business, which includes substantially all of the Mutual Company's property and casualty insurance business. See "Business - Pooling Arrangement."

Business Segments

Harleysville Group has three segments which consist of the personal lines of insurance, the commercial lines of insurance and the investment function. Financial information about these segments is set forth in Note 12 of the Notes to Consolidated Financial Statements.

Narrative Description of Business

Property and Casualty Underwriting

Harleysville Group and the Mutual Company together underwrite a broad line of personal and commercial property and casualty coverages, including automobile, homeowners, commercial multi-peril and workers compensation. The Mutual Company and the Company's insurance subsidiaries participate in an intercompany pooling arrangement under which such subsidiaries and the Mutual Company and its property and casualty insurance subsidiary, Harleysville Pennland Insurance Company (Pennland), combine their property and casualty business.

Harleysville Group and the Mutual Company have a pooled rating of "A-" (excellent), with a positive rating outlook, which was affirmed by A.M. Best Company, Inc. (Best's) in February 2009. Best's ratings are based upon factors relevant to policyholders and are not directed toward the protection of investors. Management believes that the Best's rating is an important factor in marketing Harleysville Group's products to its agents and customers, and that the current rating is satisfactory in that regard.

The following table sets forth ratios for the Company's property and casualty subsidiaries, prepared in accordance with U.S. generally accepted accounting principles (GAAP) and with statutory accounting practices (SAP) prescribed or permitted by state insurance authorities. The statutory combined ratio is a standard measure of underwriting profitability. This ratio is the sum of (i) the ratio of incurred losses and loss settlement expenses to net earned premium (loss ratio); (ii) the ratio of expenses incurred for commissions, premium taxes, administrative and other underwriting expenses to net written premium (expense ratio); and (iii) the ratio of dividends to policyholders to net earned premium (dividend ratio). The GAAP combined ratio is calculated in the same manner, except that it is based on GAAP amounts and the denominator for each component is net earned premium. When the combined ratio is under 100%, underwriting results are generally considered profitable. Conversely, when the combined ratio is over 100%, underwriting results are generally considered unprofitable. The combined ratio does not reflect investment income, federal income taxes or other non-operating income or expense. Harleysville Group's operating income is a function of both underwriting results and investment income.

HARLEYSVILLE GROUP BUSINESS ONLY

	Year Ended December 31,		
	2009	**2008**	**2007**
GAAP combined ratio	99.5%	100.5%	96.9%
Statutory operating ratios:			
Loss ratio	64.3%	66.5%	62.8%
Expense and dividend ratios	35.5%	33.8%	33.9%
Statutory combined ratio	99.8%	100.3%[(1)]	96.7%

(1) The statutory combined ratio for 2008 includes a benefit of 0.4% due to the impact of the transfer of liabilities in connection with the pool change. This benefit results from the statutory treatment of the ceding commission paid on the unearned premiums transferred on January 1, 2008. Excluding this benefit, the statutory combined ratio was 100.7%. See Note 2(a) of the Notes to Consolidated Financial Statements.

The following table sets forth the net written premiums and combined ratios by line of insurance, prepared in accordance with statutory accounting practices prescribed or permitted by state insurance authorities, for Harleysville Group for the periods indicated:

HARLEYSVILLE GROUP BUSINESS ONLY

	Year Ended December 31,			
	2009	2008 Without Intercompany Pooling Transfer [1]	2008	2007
	(dollars in thousands)			
Net Premiums Written				
Commercial:				
Automobile	$ 182,169	$ 198,680	$ 208,983	$ 193,228
Workers compensation	80,484	100,701	105,809	97,017
Commercial multi-peril	326,242	350,209	367,839	325,911
Other commercial	85,380	92,043	96,228	77,012
Total commercial	674,275	741,633	778,859	693,168
Personal:				
Automobile	85,195	75,805	79,664	69,052
Homeowners	80,044	75,912	80,044	66,946
Other personal	12,103	11,062	11,563	8,827
Total personal	177,342	162,779	171,271	144,825
Total Harleysville Group Business	$ 851,617	$ 904,412	$ 950,130	$ 837,993
Combined Ratios				
Commercial:				
Automobile	91.4%	93.1%	92.6%	94.7%
Workers compensation	106.2%	112.9%	112.4%	112.2%
Commercial multi-peril	105.1%	104.5%	104.1%	97.8%
Other commercial	97.6%	89.6%	89.3%	83.8%
Total commercial	100.7%	100.9%	100.4%	97.5%
Personal:				
Automobile	103.0%	96.1%	95.7%	99.7%
Homeowners	92.7%	105.8%	105.3%	86.8%
Other personal	81.1%	88.7%	88.8%	79.8%
Total personal	96.8%	100.1%	99.7%	92.7%
Total Harleysville Group Business	99.8%	100.7%	100.3%	96.7%

(1) The effect of the January 1, 2008 pooling transfer of $45,718,282 of net premiums written (representing the transfer of the January 1, 2008 unearned premium balance) and the effect of the pool transfer on the statutory combined ratios are excluded.

Pooling Arrangement

The Company's property and casualty subsidiaries participate in an intercompany pooling arrangement with the Mutual Company and Pennland. The underwriting pool is intended to produce a more uniform and stable underwriting result from year to year for all companies in the pool than they would experience individually and to reduce the risk of loss of any of the pool participants by spreading the risk among all the participants. Each company participating in the pool has at its disposal the capacity of the entire pool, rather than being limited to policy exposures of a size commensurate with its own capital and surplus. The additional capacity exists because such policy exposures are spread among all the pool participants which each have their own capital and surplus. Regulation is applied to the individual companies rather than to the pool.

Pursuant to the terms of the pooling agreement with the Mutual Company, each of the Company's subsidiary participants and Pennland cede premiums, losses and underwriting expenses on all of its business to the Mutual Company which, in turn, retrocedes to such subsidiaries a specified portion of premiums, losses and underwriting expenses of the Mutual Company, Pennland and such subsidiaries. Under the terms of the intercompany pooling agreement which became effective January 1, 1986, Preferred and HNJ ceded to the Mutual Company all of their insurance business written on or after January 1, 1986. All of the Mutual Company's property and casualty insurance business written or in force on or after January 1, 1986, was also included in the pooled business. The pooling agreement provides, however, that Harleysville Group is not liable for any losses incurred by the Mutual Company, Preferred and HNJ prior to January 1, 1986. The pooling agreement does not legally discharge Harleysville Group from its primary liability for the full amount of the policies ceded. However, it makes the Mutual Company liable to Harleysville Group to the extent of the business ceded.

The following table sets forth a chronology of the changes that have occurred in the pooling agreement since it became effective on January 1, 1986.

Chronology of Changes in Pooling Agreement

Date	Harleysville Group Percentage	Mutual Company/Pennland Percentage	Event
January 1, 1986	30%	70%	Current pooling agreement began with Preferred and HNJ as participants with the Mutual Company.
July 1, 1987	35%	65%	Atlantic acquired and included in the pool.
January 1, 1989	50%	50%	Worcester included in the pool.
January 1, 1991	60%	40%	HIC New York and Mid-America acquired and included in the pool and the Mutual Company formed Pennland (not a pool participant) to write Pennsylvania personal automobile business.
January 1, 1996	65%	35%	Pennland included in the pool.
January 1, 1997	70%	30%	Lake States included in the pool.
January 1, 1998	72%	28%	HIC included in the pool.
January 1, 2008	80%	20%	Amendment to the pooling participation percentages.
January 1, 2010	80%	20%	Amendment to exclude any premiums, losses and expenses assumed by the Mutual Company, other than business assumed from any mandatory regulatory pool or association.

When pool participation percentages increased as described above, cash and investments equal to the net increase in liabilities assumed less a ceding commission related to the net increase in the liability for unearned premiums, was transferred from the Mutual Company to Harleysville Group. See Note 2(a) of the Notes to Consolidated Financial Statements.

All premiums, losses, loss settlement expenses and other underwriting expenses are prorated among the parties to the pooling arrangement on the basis of their participation in the pool. The method of establishing reserves is set forth under "Business - Reserves." The pooling agreement may be amended or terminated by agreement of the parties. Termination may occur only at the end of a calendar year. The Boards of Directors of the Company and the Mutual Company maintain a coordinating committee which reviews and evaluates, and when changes are warranted, approves, the pooling arrangements between the Company and the Mutual Company. See "Business-Relationship with the Mutual Company." In evaluating pool participation changes, the coordinating committee considers current and proposed acquisitions, the relative capital positions and revenue contributions of the pool participants, and growth prospects and ability to access capital markets to support that growth. Harleysville Group does not intend to terminate its participation in the pooling agreement.

The following table sets forth the net premiums written and combined ratios by line of insurance for the total business of the pooled companies after elimination of management fees, prepared in accordance with statutory accounting practices prescribed or permitted by state insurance authorities, for the periods indicated.

TOTAL BUSINESS OF POOLED COMPANIES

	Year Ended December 31,		
	2009	2008	2007
		(dollars in thousands)	
Net Premiums Written			
Commercial:			
Automobile	$ 227,711	$ 248,349	$ 268,372
Workers compensation	100,606	125,876	134,746
Commercial multi-peril	407,803	437,761	452,655
Other commercial	106,724	115,054	106,961
Total commercial	842,844	927,040	962,734
Personal:			
Automobile	106,493	94,757	95,905
Homeowners	100,056	94,889	92,981
Other personal	15,128	13,828	12,260
Total personal	221,677	203,474	201,146
Total pooled business	$ 1,064,521	$ 1,130,514	$ 1,163,880
Combined Ratios(1)			
Commercial:			
Automobile	91.6%	93.3%	94.9%
Workers compensation	106.4%	114.2%	112.2%
Commercial multi-peril	105.1%	104.6%	97.9%
Other commercial	97.6%	89.7%	84.8%
Total commercial	100.7%	101.2%	97.7%
Personal:			
Automobile	104.4%	99.0%	102.0%
Homeowners	92.8%	105.8%	86.9%
Other personal	81.1%	88.7%	79.8%
Total personal	97.5%	101.5%	93.9%
Total pooled business	100.0%	101.2%	97.0%

(1) See the definition of combined ratio in "Business-Property and Casualty Underwriting."

The combined ratio for the total business of the pooled companies differs from Harleysville Group's combined ratio primarily because of the effect of the inclusion of incurred losses occurring prior to 1986 retained by the Mutual Company and for 2008, due to the impact of the pool change on the statutory combined ratio described in note (1) on page 2. See Note 2(a) of the Notes to Consolidated Financial Statements and "Business–Reinsurance".

Reserves. Loss reserves are estimates at a given point in time of what the insurer expects to pay to claimants for claims occurring on or before such point in time, including claims which have been incurred but not yet reported to the insurer. These are estimates, and it can be expected that the ultimate liability will exceed or be less than such estimates. During the loss settlement period, additional facts regarding individual claims may become known, and consequently it often becomes necessary to refine and adjust the estimates of liability.

Harleysville Group maintains reserves for estimates of the ultimate unpaid cost of all losses incurred, including losses for claims which have been incurred but have not yet been reported to Harleysville Group. Loss settlement expense reserves are intended to cover the ultimate costs of settling all claims, including investigation and litigation costs relating to such claims. The amount of loss reserves for reported claims is based primarily upon a case-by-case evaluation of the type of risk involved and knowledge of the circumstances surrounding each claim and the insurance policy provisions relating to the type of loss. The amounts of loss reserves for incurred but unreported claims and loss settlement expense reserves are determined utilizing historical information by line of insurance as

adjusted to current conditions. Inflation is implicitly provided for in the reserving function through analysis of costs, trends and reviews of historical reserving results. Estimates of the liabilities are reviewed and updated on a regular basis using the most recent information on reported claims and a variety of actuarial techniques. With the exception of reserves relating to some workers compensation long-term disability cases, loss reserves are not discounted.

The following table sets forth a reconciliation of beginning and ending net reserves for unpaid losses and loss settlement expenses for the years indicated for the total business of the pooled companies on a statutory basis.

TOTAL BUSINESS OF POOLED COMPANIES

	Year Ended December 31,		
	2009	2008	2007
		(in thousands)	
Reserves for losses and loss settlement expenses, beginning of the year	$ 1,998,006	$ 1,967,094	$ 1,893,753
Incurred losses and loss settlement expenses:			
Provision for insured events of the current year	734,820	802,925	756,641
Decrease in provision for insured events of prior years	(42,781)	(34,307)	(26,315)
Total incurred losses and loss settlement expenses	692,039	768,618	730,326
Payments:			
Losses and loss settlement expenses attributable to insured events of the current year	254,342	283,524	251,544
Losses and loss settlement expenses attributable to insured events of prior years	438,056	454,182	405,441
Total payments	692,398	737,706	656,985
Reserves for losses and loss settlement expenses, end of the year	$ 1,997,647	$ 1,998,006	$ 1,967,094

The following table sets forth the development of net reserves for unpaid losses and loss settlement expenses from 1999 through 2009 for the total business of the Mutual Company, Pennland and Harleysville Group on a statutory basis. "Net reserve for losses and loss settlement expenses" sets forth the estimated liability for unpaid losses and loss settlement expenses recorded at the balance sheet date for each of the indicated years. This liability represents the estimated amount of losses and loss settlement expenses for claims arising in the current and all prior years that are unpaid at the balance sheet date, including losses incurred but not reported.

The "Net reserves re-estimated" portion of the table shows the re-estimated amount of the previously recorded liability based on experience of each succeeding year. The estimate is increased or decreased as payments are made and more information becomes known about the severity of remaining unpaid claims. For example, the 1999 liability has developed a deficiency after ten years, in that re-estimated losses and loss settlement expenses are expected to be higher than the initial estimated liability established in 1999 of $1,181.1 million by $174.5 million, or 14.8%.

The "Cumulative amount of reserves paid" portion of the table shows the cumulative losses and loss settlement expense payments made in succeeding years for losses incurred prior to the balance sheet date. For example, the 1999 column indicates that as of December 31, 2009, payments of $1,106.8 million of the currently re-estimated ultimate liability for losses and loss settlement expenses had been made.

The "Redundancy (deficiency)" portion of the table shows the cumulative redundancy or deficiency at December 31, 2009 of the reserve estimate shown on the top line of the corresponding column. A redundancy in reserves means that reserves established in prior years exceeded actual losses and loss settlement expenses or were reevaluated at less than the original reserved amount. A deficiency in reserves means that the reserves established in prior years were less than actual losses and loss settlement expenses or were reevaluated at more than the originally reserved amounts.

The following table includes all 2009 pool participants as if they had participated in the pooling arrangement in all years indicated except for acquired pool participant companies, which are included from their date of acquisition. Under the terms of the pooling arrangement, Harleysville Group is not responsible for losses on the pooled business of the Mutual Company, Preferred and HNJ occurring prior to January 1, 1986.

TOTAL BUSINESS OF POOLED COMPANIES

	Year ended December 31,										
	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
	(dollars in thousands)										
Net reserve for losses and loss settlement expenses	$ 1,181,066	$ 1,136,848	$ 1,147,517	$ 1,224,380	$ 1,514,548	$ 1,613,374	$ 1,761,198	$ 1,893,753	$ 1,967,094	$ 1,998,006	$ 1,997,647
Net reserves re-estimated:											
One year later	1,115,747	1,114,404	1,143,701	1,397,821	1,538,929	1,593,829	1,743,774	1,867,438	1,932,787	1,955,225	
Two years later	1,097,544	1,124,881	1,308,498	1,459,056	1,566,305	1,602,547	1,746,441	1,827,703	1,889,611		
Three years later	1,106,107	1,245,333	1,369,239	1,501,724	1,605,840	1,622,733	1,719,799	1,786,263			
Four years later	1,182,626	1,290,895	1,413,644	1,557,058	1,630,971	1,612,897	1,696,843				
Five years later	1,214,740	1,325,808	1,478,729	1,585,986	1,636,248	1,608,069					
Six years later	1,244,763	1,387,325	1,505,789	1,601,882	1,642,881						
Seven years later	1,302,257	1,411,603	1,522,153	1,616,442							
Eight years later	1,324,960	1,429,381	1,538,558								
Nine years later	1,341,554	1,443,393									
Ten years later	1,355,522										
Cumulative amount of reserves paid:											
One year later	391,524	395,561	372,642	437,855	490,353	389,968	395,159	405,441	454,182	438,056	
Two years later	609,016	609,777	654,045	759,313	742,476	642,066	673,385	716,150	773,324		
Three years later	753,893	801,234	884,746	935,691	921,520	835,193	892,400	913,883			
Four years later	864,840	945,886	1,005,199	1,051,788	1,042,755	979,233	1,025,007				
Five years later	951,286	1,019,943	1,076,672	1,127,999	1,130,739	1,067,068					
Six years later	1,001,074	1,066,271	1,130,754	1,187,789	1,189,524						
Seven years later	1,035,686	1,102,146	1,172,272	1,230,143							
Eight years later	1,062,051	1,133,497	1,204,801								
Nine years later	1,087,613	1,158,271									
Ten years later	1,106,845										
Cumulative redundancy/ (deficiency)	(174,456)	(306,545)	(391,041)	(392,062)	(128,333)	5,305	64,355	107,490	77,483	42,781	
Cumulative redundancy/ (deficiency) expressed as a percent of year-end reserves	(14.8%)	(27.0%)	(34.1%)	(32.0%)	(8.5%)	0.3%	3.7%	5.7%	3.9%	2.1%	
Cumulative redundancy/ (deficiency) excluding pre-1986 reserve development [(1)]	(129,696)	(264,172)	(349,495)	(352,697)	(96,638)	29,879	83,877	119,573	85,260	45,104	

(1) Excludes business not included in pooling arrangement with Harleysville Group.

Harleysville Group's reserves primarily are derived from those established for the total pooled business. The terms of the pooling agreement provide that Harleysville Group is not liable for any losses incurred by the Mutual Company, Preferred and HNJ prior to January 1, 1986. The GAAP loss reserve experience of Harleysville Group, as reflected in its financial statements, is shown in the following table which sets forth a reconciliation of beginning and ending net reserves for unpaid losses and loss settlement expenses for the years indicated for the business of Harleysville Group only.

HARLEYSVILLE GROUP BUSINESS ONLY

	Year Ended December 31,		
	2009	2008	2007
		(in thousands)	
Reserves for losses and loss settlement expenses, beginning of the year	$ 1,558,249	$ 1,381,812	$ 1,329,849
Incurred losses and loss settlement expenses:			
Provision for insured events of the current year	588,575	642,576	545,077
Decrease in provision for insured events of prior years	(36,084)	(31,808)	(22,047)
Total incurred losses and loss settlement expenses	552,491	610,768	523,030
Payments:			
Losses and loss settlement expenses attributable to insured events of the current year	204,192	227,056	181,406
Losses and loss settlement expenses attributable to insured events of prior years	347,384	360,810	289,661
Total payments	551,576	587,866	471,067
Adjustment to beginning reserves resulting from change in pool participation percentage		(153,535)	
Total payments adjusted for pool change		434,331	
Reserves for losses and loss settlement expenses, end of the year	$ 1,559,164	$ 1,558,249	$ 1,381,812

See page 10 for reconciliation of net reserves to gross reserves.

Harleysville Group recognized net favorable development in the provision for insured events of prior years of $36.1 million in 2009, primarily due to lower-than-expected claims severity broadly experienced across all casualty lines in accident years 2002 through 2006, partially offset by adverse development in accident year 2008 and accident years prior to 2002. A lower-than-expected level of claims severity was observed in personal lines in accident year 2008, which led to the recognition of $2.3 million of favorable development in this accident year in 2009. This amount was offset by the recognition in 2009 of $2.6 million of adverse development in commercial lines in accident year 2008, primarily related to a higher-than-expected level of commercial property severity in this accident year. The 2009 net favorable development consisted of $31.5 million in commercial lines and $4.6 million in personal lines.

Harleysville Group recognized net favorable development in the provision for insured events of prior years of $31.8 million in 2008, primarily due to lower-than-expected claims severity broadly experienced across all casualty lines in accident years 2003 through 2006, partially offset by adverse development in accident year 2007 and accident years prior to 2003. A higher-than-expected level of claims severity was observed in accident year 2007 and led to the recognition of $4.3 million of adverse development in this accident year in 2008. The net favorable development consisted of $25.3 million in commercial lines and $6.5 million in personal lines.

Harleysville Group recognized net favorable development in the provision for insured events of prior years of $22.0 million in 2007, primarily due to lower-than-expected claims severity broadly experienced across all casualty lines in accident years 2003 through 2006, partially offset by adverse development in the 2002 and prior accident years. The net favorable development consisted of $12.5 million in commercial lines and $9.5 million in personal lines.

The following table sets forth the development of net reserves for unpaid losses and loss settlement expenses for Harleysville Group. The effect of changes to the pooling agreement participation is reflected in this table. For example, the January 1, 2008 increase in Harleysville Group's pooling participation from 72% to 80% is reflected in the first line of the 2008 column. Amounts of assets equal to increases in net liabilities were transferred to Harleysville Group from the Mutual Company and Pennland in conjunction with each respective pooling change. The amount of the assets transferred has been netted against and has reduced the cumulative amounts paid for years prior to the pooling changes. For example, the 2007 column of the "Cumulative amount of reserves paid" portion of the table reflects the assets transferred in conjunction with the 2008 increase in the pooling percentage from 72% to 80% as a decrease netted in the "one year later" line. The cumulative amounts paid are reflected in this manner to maintain comparability. This is because when Harleysville Group pays claims subsequent to the date of a pool participation increase, the amounts paid are greater, however, the prior year's reserve amounts are reflective of a lower pool participation percentage. By reflecting pooling participation increases in this manner, loss development is not obscured. Loss development reflects Harleysville Group's share of the total pooled business loss development since January 1, 1986 when Harleysville Group began participation.

Loss development information for the total business of the pooled companies is presented on pages 6 to 8 to provide greater analysis of underlying claims development.

HARLEYSVILLE GROUP BUSINESS

	Year Ended December 31,										
	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
	(dollars in thousands)										
Net reserve for losses and loss settlement expenses	$ 823,914	$ 792,584	$ 800,861	$ 857,182	$ 1,062,660	$ 1,131,609	$ 1,237,090	$ 1,329,849	$ 1,381,812	$ 1,558,249	$ 1,559,164
Net reserves re-estimated:											
One year later	774,977	775,234	796,213	976,241	1,075,122	1,114,076	1,219,005	1,307,802	1,350,004	1,522,165	
Two years later	761,234	781,117	909,048	1,015,209	1,091,322	1,114,813	1,217,825	1,271,651	1,313,605		
Three years later	765,816	862,320	947,660	1,042,276	1,114,275	1,126,248	1,192,149	1,236,640			
Four years later	815,380	889,996	975,978	1,076,597	1,129,270	1,114,016	1,171,926				
Five years later	833,373	911,482	1,017,319	1,094,325	1,129,129	1,108,295					
Six years later	851,335	950,295	1,033,702	1,102,679	1,132,577						
Seven years later	887,252	964,675	1,042,431	1,112,468							
Eight years later	900,498	974,535	1,053,696								
Nine years later	909,410	983,886									
Ten years later	918,726										
Cumulative amount of reserves paid:											
One year later	279,153	282,110	265,422	312,224	350,082	278,270	281,655	289,661	207,275	347,384	
Two years later	433,901	434,579	465,001	541,063	529,126	456,921	479,720	422,565	427,529		
Three years later	536,547	569,696	628,494	665,513	655,219	593,715	570,384	577,691			
Four years later	613,701	671,230	712,677	746,455	740,251	706,410	673,410				
Five years later	673,327	722,038	761,490	799,069	764,877	773,618					
Six years later	706,659	752,787	798,172	811,558	808,844						
Seven years later	728,973	776,360	802,680	842,381							
Eight years later	745,698	777,981	825,643								
Nine years later	746,412	794,740									
Ten years later	758,737										
Net cumulative redundancy/ (deficiency)	(94,812)	(191,302)	(252,835)	(255,286)	(69,917)	23,314	65,164	93,209	68,207	36,084	
Net cumulative redundancy/ (deficiency) expressed as a percent of year end reserves	(11.5%)	(24.1%)	(31.6%)	(29.8%)	(6.6%)	2.1%	5.3%	7.0%	4.9%	2.3%	
Gross reserve	$ 901,352	$ 864,843	$ 879,056	$ 928,335	$ 1,219,977	$ 1,317,735	$ 1,480,802	$ 1,493,645	$ 1,546,690	$ 1,767,601	$ 1,782,292
Ceded reserve	77,438	72,259	78,195	71,153	157,317	186,126	243,712	163,796	164,878	209,352	223,128
Net reserve	$ 823,914	$ 792,584	$ 800,861	$ 857,182	$ 1,062,660	$ 1,131,609	$ 1,237,090	$ 1,329,849	$ 1,381,812	$ 1,558,249	$ 1,559,164
Gross cumulative redundancy/ (deficiency)	$ (213,205)	$ (335,025)	$ (393,542)	$ (400,960)	$ (141,691)	$ (15,000)	$ 24,327	$ 58,738	$ 39,254	$ 25,552	
Gross re-estimated	$ 1,114,557	$ 1,199,868	$ 1,272,598	$ 1,329,295	$ 1,361,668	$ 1,332,735	$ 1,456,475	$ 1,434,907	$ 1,507,436	$ 1,742,049	
Ceded re-estimated	195,831	215,982	218,902	216,827	229,091	224,440	284,549	198,267	193,831	219,884	
Net re-estimated	$ 918,726	$ 983,886	$ 1,053,696	$ 1,112,468	$ 1,132,577	$ 1,108,295	$ 1,171,926	$ 1,236,640	$ 1,313,605	$ 1,522,165	

Note: The amount of cash and investments received equal to the increase in liabilities for unpaid losses and loss settlement expenses was $153,535,000 for the change in pool participation in 2008.

Reinsurance. Harleysville Group follows the customary industry practice of reinsuring a portion of its exposures and paying to the reinsurers a portion of the premiums received. Insurance is ceded principally to reduce the net liability on individual risks and to protect against catastrophic losses. Ceded reinsurance contracts do not relieve Harleysville Group's primary obligation to its policyholders. Consequently, an exposure exists with respect to reinsurance recoverables to the extent that any reinsurer is unable to meet its obligation or disputes the liabilities assumed under the reinsurance contract. From time to time, Harleysville Group may encounter such disputes with its reinsurers. In addition, the creditworthiness of our reinsurers could deteriorate in the future due to adverse events affecting the reinsurance industry, such as a large number of major catastrophes. Harleysville Group has not entered into any finite reinsurance agreements.

The reinsurance described below is maintained for the Company's subsidiaries and the Mutual Company and its wholly owned subsidiaries. Reinsurance premiums and recoveries are allocated to participants in the pooling agreement according to pooling percentages.

Reinsurance for property and auto physical damage losses is currently maintained under a per risk excess of loss treaty affording recovery to $23.5 million above a retention of $1.5 million for homeowners losses and $23.0 million above a retention of $2.0 million for other property losses. Harleysville Group's 2009 pooling share of such recovery would be $18.8 million above a retention of $1.2 million for homeowners losses and $18.4 million above a retention of $1.6 million for other property losses. In addition, the Company's subsidiaries and the Mutual Company and its wholly owned subsidiaries are reinsured under a catastrophe reinsurance treaty effective for one year from July 1, 2009 which provides coverage ranging from 70% to 83% of up to $375.0 million in excess of a retention of $50.0 million for any given catastrophe. Harleysville Group's 2009 pooling share of this coverage would range from 70% to 83% of up to $300.0 million in excess of a retention of $40.0 million for any given catastrophe. Accordingly, pursuant to the terms of the treaty, the maximum recovery would be $285.7 million for any catastrophe involving an insured loss equal to or greater than $425.0 million. Harleysville Group's pooling share of this maximum recovery would be $228.6 million for any catastrophe involving an insured loss of $340.0 million or greater. The treaty includes reinstatement provisions providing for coverage for a second catastrophe and requiring payment of an additional premium in the event of a first catastrophe occurring. Most terrorism losses would not be covered by the treaty. Harleysville Group has not purchased funded catastrophe covers.

There is reinsurance to protect Harleysville Group from large workers compensation losses on a per-life and occurrence basis above a retention of $2.0 million. Harleysville Group's pooling share of this retention would be $1.6 million. In addition, casualty reinsurance (including liability, umbrella and workers compensation subject to per-life maximums) is maintained under an excess of loss treaty affording recovery to $47.5 million above a retention of $2.5 million for each loss occurrence for commercial lines coverages and recovery of up to $48.5 million above a retention of $1.5 million for personal lines coverages. Harleysville Group's 2009 pooling share of a recovery would be up to $38.0 million above a retention of $2.0 million for commercial lines and $38.8 million above a retention of $1.2 million for personal lines. The casualty reinsurance programs provide coverage for a terrorist event with no reinstatement provision.

Effective January 1, 2010, the Company's subsidiaries and the Mutual Company and its wholly owned subsidiaries increased their retention for commercial lines coverages on their casualty reinsurance program by retaining a 30% participation on losses of $2.5 million in excess of $2.5 million. Accordingly, Harleysville Group's current pooling share of this recovery would be up to $37.4 million above a retention of $2.0 million for commercial lines.

The terms and charges for reinsurance coverage are typically negotiated annually. The reinsurance market is subject to conditions which are similar to those in the direct property and casualty insurance market, and there can be no assurance that reinsurance will remain available to Harleysville Group to the same extent and at the same cost currently maintained.

Harleysville Group considers numerous factors in choosing reinsurers, the most important of which are the financial stability and credit worthiness of the reinsurer. Harleysville Group has not experienced any material uncollectible reinsurance recoverables.

The Company's subsidiaries and the Mutual Company are servicing carriers in the "Write-Your-Own" (WYO) program of the United States government's National Flood Insurance Program (NFIP). The WYO program is a cooperative undertaking of the insurance industry and the Federal Emergency Management Agency. As servicing carriers, Harleysville Group and the Mutual Company bear no risk of loss on flood insurance policies. All of the premiums collected on flood insurance policies are ceded to the federal government and, in exchange, a servicing fee is received from which agency commission, claim handling fees and other related expenses are paid.

As a writer of personal and commercial automobile policies in the state of Michigan, in compliance with applicable state regulations, Harleysville Group cedes premiums and claims for medical benefits and work loss, above a specified retention amount, to the Michigan Catastrophic Claims Association. For policies effective July 1, 2009 to June 30, 2010, the required retention is $460,000.

Competition. The property and casualty insurance industry is highly competitive on the basis of both price and service. There are numerous companies competing for the categories of business underwritten by Harleysville Group in the geographic areas where Harleysville Group operates, many of which are substantially larger and have considerably greater financial resources than Harleysville Group. In addition, because the insurance products of Harleysville Group and the Mutual Company are marketed exclusively through independent insurance agencies, most of which represent more than one company, Harleysville Group faces competition within each agency.

Marketing. Harleysville Group markets its insurance products through independent agencies and monitors the performance of these agencies relative to many factors including profitability, growth and retention. At December 31, 2009, there were approximately 1,300 agencies.

Investments

An important element of the financial results of Harleysville Group is the return on invested assets. An investment objective of Harleysville Group is to maintain a widely diversified fixed maturities portfolio structured to maximize after-tax investment income while minimizing credit risk through investments in high quality instruments. An objective also is to provide adequate funds to pay claims without forced sales of investments. At December 31, 2009, substantially all of Harleysville Group's fixed maturity investment portfolio was rated investment grade and the investment portfolio did not contain any real estate or mortgage loans. Harleysville Group also invests in equity securities with the objective of capital appreciation.

Harleysville Group has adopted and follows an investment philosophy which precludes the purchase of non-investment grade fixed income securities. However, due to uncertainties in the economic environment, it is possible that the quality of investments held in Harleysville Group's portfolio may change, as a result of which Harleysville Group may hold some non-investment grade securities.

The following table shows the composition of Harleysville Group's fixed maturity investment portfolio at amortized cost, excluding short-term investments, by rating as of December 31, 2009:

	December 31, 2009	
	Amount	Percent
	(dollars in thousands)	
Rating(1)		
U.S. Treasury obligations	$ 109,195	4.9%
U.S agency obligations(2)	405,507	18.1
Aaa	403,314	18.0
Aa	962,380	42.9
A	309,660	13.8
Baa	36,827	1.7
B	14,394	0.6
Total	$ 2,241,277	100.0%

(1) Ratings assigned by Moody's Investors Services, Inc., or Standard & Poor's if Moody's rating not available.
(2) Includes GNMA pass-through obligations and collateralized mortgage obligations.

Harleysville Group invests in both taxable and tax-exempt fixed income securities as part of its strategy to maximize after-tax income. Such strategy considers, among other factors, the impact of the alternative minimum tax. Tax-exempt bonds made up approximately 42%, 34% and 28% of the total investment portfolio at December 31, 2009, 2008 and 2007, respectively.

The following table shows the composition of Harleysville Group's investment portfolio at carrying value, excluding short-term investments and other invested assets, by type of security as of December 31, 2009:

	December 31, 2009	
	Amount	**Percent**
	(dollars in thousands)	
Fixed maturities:		
U.S. Treasury obligations	$ 110,228	4.4%
U.S. agency obligations	25,908	1.0
Mortgage-backed securities	403,433	16.0
Obligations of states and political subdivisions	1,193,888	47.4
Corporate securities	601,006	23.8
Total fixed maturities	2,334,463	92.6
Equity securities	186,395	7.4
Total	$ 2,520,858	100.0%

Investment results of Harleysville Group's fixed maturity investment portfolio are as shown in the following table:

	Year Ended December 31,		
	2009	**2008**	**2007**
		(dollars in thousands)	
Invested assets(1)	$ 2,188,955	$ 2,196,690	$ 2,123,708
Investment income(2)	$ 103,971	$ 108,592	$ 105,861
Average yield	4.7%	4.9%	5.0%

(1) Average of the aggregate invested amounts at amortized cost at the beginning and end of the period. The 2008 amount was adjusted for the 2008 pooling agreement amendment.
(2) Investment income does not include investment expenses, realized investment gains or losses or provision for income taxes.

The following table indicates the composition of Harleysville Group's fixed maturity investment portfolio at carrying value, excluding short-term investments, by time to maturity as of December 31, 2009:

	December 31, 2009	
	Amount	**Percent**
	(dollars in thousands)	
Due in(1)		
1 year or less	$ 197,319	8.4%
Over 1 year through 5 years	599,483	25.7
Over 5 years through 10 years	591,288	25.3
Over 10 years	542,940	23.3
	1,931,030	82.7
Mortgage-backed securities	403,433	17.3
Total	$ 2,334,463	100.0%

(1) Based on stated maturity dates with no prepayment assumptions. Actual maturities may differ because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

The average expected life of Harleysville Group's investment portfolio as of December 31, 2009 was approximately 5.0 years.

Regulation

Insurance companies are subject to supervision and regulation in the states in which they transact business. Such supervision and regulation relate to numerous aspects of an insurance company's business and financial condition. The purpose of such supervision and regulation is the protection of policyholders. The extent of such supervision and regulation varies, but generally derives from state statutes which delegate regulatory, supervisory and administrative authority to state insurance departments. Accordingly, the authority of the state insurance departments typically includes the establishment of standards of solvency which must be met and maintained by insurers, the licensing to do business of insurers and agents, the nature of and limitations on investments, the approval process for premium rates for property and casualty insurance, the provisions which insurers must make for current losses and future liabilities, the deposit of securities for the benefit of policyholders and the approval of policy forms. Such insurance departments also conduct periodic examinations of the affairs of insurance companies and require the filing of annual and other reports relating to the financial condition of insurance companies.

All of the states in which Harleysville Group and the Mutual Company do business have guaranty fund laws under which insurers doing business in such states can be assessed up to 2% of annual premiums written by the insurer in that state in order to fund policyholder liabilities of insolvent insurance companies. Under these laws in general, an insurer is subject to assessment, depending upon its market share of a given line of business, to assist in the payment of policyholder and third party claims against insolvent insurers.

State laws also require Harleysville Group to participate in involuntary insurance programs for automobile insurance and workers compensation, as well as other property and casualty lines, in states in which Harleysville Group writes such lines. These programs include joint underwriting associations, assigned risk plans, fair access to insurance requirements (FAIR) plans, reinsurance facilities and wind storm plans. These state laws generally require all companies that write lines covered by these programs to provide coverage (either directly or through reinsurance) for insureds who cannot obtain insurance in the voluntary market. The legislation creating these programs usually allocates a pro rata portion of risks attributable to such insureds to each company on the basis of direct written premiums or the number of automobiles insured. Generally, state law requires participation in such programs as a condition to doing business. The loss ratio on insurance written under involuntary programs generally has been greater than the loss ratio on insurance in the voluntary market.

State insurance holding company acts regulate insurance holding company systems. Each insurance company in the holding company system is required to register with the insurance supervisory agency of its state of domicile and furnish certain information concerning transactions between companies within the holding company system that may materially affect the operations, management or financial condition of the insurer within the system, including the payment of dividends from the insurance subsidiaries to the Company.

Insurance holding company acts require that all transactions involving any insurer within the holding company system, including those involving the Mutual Company and the Company's insurance subsidiaries, must be fair and equitable to that insurer. Further, approval of the applicable insurance commissioner is required prior to the consummation of a transaction affecting the control of an insurer.

The Terrorism Risk Insurance Act of 2002 (the Act) established a program that provides a backstop for insurance-related losses resulting from any act of terrorism as defined. The Act, originally set to expire in 2005, was extended through December 31, 2007 in December 2005. The Act was extended again through December 31, 2014 in December 2007 and retitled as the Terrorism Risk Insurance Program Reauthorization Act (TRIPRA) of 2007. Under the program, the federal government will pay 85% of covered losses after an insurer's losses exceed a deductible determined by a statutorily prescribed formula, up to a combined annual aggregate limit for the federal government and all insurers of $100 billion. If an act of terrorism or acts of terrorism result in covered losses exceeding the $100 billion annual limit, insurers with losses exceeding their deductibles will not be responsible for additional losses. The triggering threshold for certifying an act of terrorism is $100 million in 2009 through 2014. TRIPRA adds coverage for domestic acts of terror, in addition to foreign acts of terror covered under the previous Act.

The statutory formula for determining a company's deductible for each year is based on the company's direct commercial earned premiums for the prior calendar year multiplied by a specified percentage. This percentage is 20% for 2009 through 2014. The following lines of business are excluded from coverage and are not to be included in the deductible calculation: commercial auto, burglary and theft, surety, professional liability and farmowners' multi-peril insurance. Based on the Company's insurance subsidiaries 2009 earned premiums for lines subject to the Act, our 2010 deductible would be $105.4 million.

The Act and TRIPRA require all property and casualty insurers to make terrorism insurance coverage available in all of their covered commercial property and casualty insurance policies (as defined in the Act).

In the event the Act is not renewed beyond 2014, or is renewed in a materially different form, the Company may have to attempt to obtain appropriate reinsurance for the related terrorism risk, seek exclusion from coverage related to terrorism exposure from the appropriate regulatory authorities, limit certain of its writings, or pursue a solution encompassing aspects of one or more of the foregoing.

The insurance industry has received adverse publicity about alleged anti-competitive activities by certain insurance brokers and insurers. Harleysville Group primarily distributes its products through its agents and writes less than 2% of its premiums through brokers.

The property and casualty insurance industry has been subject to significant public scrutiny and comment primarily due to concerns regarding solvency issues, rising insurance costs, and the industry's methods of operations. Accordingly, regulations and legislation may be adopted or enacted to provide a greater role for the federal government in regulation of insurance companies, to strengthen state oversight, particularly in the field of solvency and investments, to further restrict an insurer's flexibility in underwriting and pricing risks and to impose new taxes and assessments. It is not possible to predict whether, in what form or in what jurisdictions, any of these measures might be adopted or the effect, if any, on Harleysville Group.

The Company's insurance subsidiaries generally are restricted by the insurance laws of their respective states of domicile as to the amount of dividends they may pay to the Company without the prior approval of the respective state regulatory authorities. Generally, the maximum dividend that may be paid by an insurance subsidiary during any year without prior regulatory approval is limited to a stated percentage of that subsidiary's statutory surplus as of a certain date, or adjusted net income of the subsidiary, for the preceding year. Applying the current regulatory restrictions as of December 31, 2009, $91.1 million would be available for distribution to Harleysville Group Inc. after December 10, 2010 without prior approval. The Company's insurance subsidiaries declared dividends of $57 million and paid dividends to the Company of $27.5 million in 2009, $163.1 million in 2008 ($53.2 million of which were declared in 2007) and $63.0 million in 2007.

Various states have adopted the National Association of Insurance Commissioners (NAIC) risk-based capital (RBC) standards that require insurance companies to calculate and report statutory capital and surplus needs based on a formula measuring underwriting, investment and other business risks inherent in an individual company's operations. These RBC standards have not affected the operations of Harleysville Group since each of the Company's insurance subsidiaries has statutory capital and surplus in excess of RBC requirements.

Harleysville Group is required to file financial statements for its subsidiaries, prepared by using statutory accounting practices, with state regulatory authorities. The adjustments necessary to reconcile net income and shareholders' equity determined by using SAP to net income and shareholders' equity determined in accordance with GAAP are as follows:

	Net Income Year Ended December 31,			Shareholders' Equity December 31,	
	2009	2008	2007	2009	2008
			(in thousands)		
SAP amounts	$ 90,892	$ 26,951	$ 114,343	$ 681,160	$ 588,892
Adjustments:					
Deferred policy acquisition costs	1,310	8,385	(363)	111,649	110,339
Deferred income taxes	(3,385)	10,318	(10,728)	(32,005)	19,232
Unrealized investment gains				93,208	30,670
Pension	877	2,611	1,573	(45,976)	(54,051)
Non-admitted assets				5,727	5,588
Other, net	(1,308)	(4,080)	(2,853)	9,083	7,956
Holding company(1)	(2,090)	(1,866)	(1,918)	(50,218)	(55,992)
GAAP amounts	$ 86,296	$ 42,319	$ 100,054	$ 772,628	$ 652,634

(1) Represents the GAAP loss and equity amounts for Harleysville Group Inc., excluding the earnings of and investment in subsidiaries.

Business - Relationship with the Mutual Company

Harleysville Group's operations are interrelated with the operations of the Mutual Company due to the pooling arrangement and other factors. The Mutual Company owned approximately 53% of the issued and outstanding common stock of Harleysville Group Inc. at December 31, 2009. Harleysville Group employees provide a variety of services to the Mutual Company and its wholly owned subsidiaries. The cost of facilities and employees required to conduct the business of both companies is charged on a cost-allocated basis. Harleysville Group also manages the operations of the Mutual Company and its wholly owned subsidiaries pursuant to a management agreement which commenced January 1, 1993, and was amended and restated effective January 1, 1994, under which Harleysville Group receives a management fee. Harleysville Group received $5.1 million, $6.0 million, and $6.3 million for the years ended December 31, 2009, 2008 and 2007, respectively, for all such management services.

All of the Company's officers are officers of the Mutual Company, and six of the Company's nine directors are directors of the Mutual Company. A coordinating committee exists to review and evaluate the pooling agreement and other material transactions between Harleysville Group and the Mutual Company and is responsible for matters involving actual or potential conflicts of interest between the two companies. The coordinating committee currently consists of seven non-employee directors, three from Harleysville Group Inc. and three from the Mutual Company all of whom are not members of both Boards and one, a non-voting Chairman, who is a member of both Boards. The decisions of the coordinating committee are binding on the two companies. No intercompany transaction can be authorized by the coordinating committee unless the Company's committee members conclude that such transaction is fair and equitable to Harleysville Group.

The Mutual Company leases the home office from a Company subsidiary and it shares most of the facility with Harleysville Group. Rental income under the lease was $4.2 million for 2009 and 2008 and $4.1 million for 2007. Harleysville Group believes that the lease terms are no less favorable to it than if the property were leased to a non-affiliate.

In connection with the acquisition of Mid-America and HIC New York in 1991, the Company borrowed $18.5 million from the Mutual Company. See Note 7 of the Notes to Consolidated Financial Statements. For additional information with respect to transactions with the Mutual Company, see Note 2 of the Notes to Consolidated Financial Statements.

Employees

All employees are paid by Harleysville Group Inc. and, accordingly, are considered to be employees of Harleysville Group Inc. As of December 31, 2009, there were 1,713 employees. The Company considers its relationships with its employees to be good. They also provide a variety of services to the Mutual Company and its wholly owned subsidiaries. See "Business-Relationship with the Mutual Company" and Note 2 of the Notes to Consolidated Financial Statements.

Available Information

The Company maintains a website at www.harleysvillegroup.com. Our annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and amendments to those reports, filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the Exchange Act), are available free of charge on our website as soon as practicable after electronic filing of such material with, or furnishing it to, the U.S. Securities and Exchange Commission.

Item 1A. Risk Factors.

For the Company's risk factors, see "Management's Discussion and Analysis - Risk Factors."

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

The buildings which house the headquarters of Harleysville Group and the Mutual Company are leased to the Mutual Company by a subsidiary of Harleysville Group. See "Business-Relationship with the Mutual Company." The Mutual Company charges Harleysville Group for an appropriate portion of the rent under an intercompany allocation agreement. See "Certain Relationships and Related Transactions, and Director Independence," Item 13 in Part III of this Form 10-K, which incorporates by reference to our definitive Proxy Statement for our annual meeting of stockholders to be held on April 28, 2010, which shall be filed with the SEC within 120 days after the end of our fiscal year. The buildings containing the headquarters of Harleysville Group and the Mutual Company have approximately 220,000 square feet of office space. Harleysville Group also rents office facilities in certain of the states in which it does business.

Item 3. Legal Proceedings.

Harleysville Group is a party to numerous lawsuits arising in the ordinary course of its insurance business. Harleysville Group believes that the resolution of these lawsuits will not have a material adverse effect on its financial condition and results of operations.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

The stock of Harleysville Group Inc. is quoted on the Nasdaq National Market System, and assigned the symbol HGIC. At the close of business on March 3, 2010, the approximate number of holders of record of Harleysville Group Inc.'s common stock was 2,261 (counting all shares held in single nominee registration as one stockholder).

The payment of dividends is subject to the discretion of Harleysville Group Inc.'s Board of Directors which considers, among other factors, Harleysville Group's operating results, overall financial condition, capital requirements and general business conditions each quarter. The present quarterly dividend of $0.325 per share paid in each of the third and fourth quarters of 2009 is expected to continue during 2010. However, the current quarterly dividend level could be impacted by future economic events. As a holding company, one of Harleysville Group Inc.'s sources of cash with which to pay dividends is dividends from its subsidiaries. Harleysville Group Inc.'s insurance company subsidiaries are subject to state laws that restrict their ability to pay dividends. See Note 8 of the Notes to Consolidated Financial Statements and "Business-Regulation."

The following table sets forth the amount of cash dividends declared per share, and the high and low trading price as reported by Nasdaq for Harleysville Group Inc.'s common stock for each quarter during the past two years.

	High	Low	Cash Dividends Declared
2009			
First Quarter	$ 35.18	$ 26.86	$ .30
Second Quarter	33.54	26.77	.30
Third Quarter	33.42	26.09	.325
Fourth Quarter	34.38	30.05	.325

	High	Low	Cash Dividends Declared
2008			
First Quarter	$ 37.39	$ 32.64	$ .25
Second Quarter	39.96	33.83	.25
Third Quarter	44.00	31.23	.30
Fourth Quarter	38.50	24.75	.30

Securities Authorized for Issuance Under Equity Compensation Plans. See "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters," Item 12 in Part III of this Form 10-K, which incorporates by reference to our definitive Proxy Statement for our annual meeting of stockholders to be held on April 28, 2010, which shall be filed with the SEC within 120 days after the end of our fiscal year.

Unregistered Sales of Equity Securities and Use of Proceeds.

None.

Issuer Purchases of Equity Securities [(1)]

Period	Total Number of Shares Purchased [(2)]	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
October 1 - October 31, 2009	80	$31.65		800,000
November 1 - November 30, 2009	25,848	$31.69	25,835	774,165
December 1 - December 31, 2009	44,318	$31.87	44,318	729,847

(1) In June 2007, the Board of Directors authorized the Company to repurchase up to 1.6 million shares of its outstanding common stock over a two year period in the open market or in privately negotiated transactions. The Company was authorized to repurchase shares from the Mutual Company, which owned 53% of the Company's stock at that time, at fair market value terms on the date of purchase and from the public float in amounts that were proportional to the respective ownership percentages of the Mutual Company and the public float as of the authorization date. This program was completed on July 18, 2007. On August 1, 2007, the Board of Directors authorized the Company to repurchase an additional 1.6 million shares of its outstanding common stock over a two year period in the open market or in privately negotiated transactions. The Company was authorized to repurchase shares from the Mutual Company at fair market value terms on the date of purchase and from the public float in amounts that were proportional to the respective ownership percentages of the Mutual Company and the public float as of the authorization date. This program was completed on May 16, 2008. On May 20, 2008, the Board of Directors authorized the Company to repurchase an additional 1.5 million shares of its outstanding common stock over a two year period in the open market or in privately negotiated transactions. The Company was authorized to repurchase shares from the Mutual Company at fair market value terms on the date of purchase and from the public float in amounts that were proportional to the respective ownership percentages of the Mutual Company and public float as of the authorization date. This program was completed on November 20, 2008. On February 19, 2009, the Board of Directors authorized the Company to repurchase up to an additional 800,000 shares of its outstanding common stock over a two year period in the open market or in privately negotiated transactions. Additionally, the Board authorized the Company to make purchases under the terms of a Rule 10b5-1 trading plan, which allows the Company to purchase its shares at times when it ordinarily would not be in the market because of self-imposed trading blackout periods, such as the time preceding its quarterly earnings releases, or because its officers are in possession of material, non-public information. The Company repurchased shares in open market transactions from the public float, and did not repurchase shares from the Mutual Company. This program was completed on June 15, 2009. On July 30, 2009 the Board of Directors authorized the Company to repurchase up to an additional 800,000 shares of its outstanding common stock over a two year period under terms similar to the repurchase authorization of February 19, 2009. The Company currently intends to repurchase shares in open market transactions from the public float, and not repurchase shares from the Mutual Company. As of March 3, 2010, the Company had repurchased 358,081 shares under this authorization, leaving 441,919 shares authorized to be repurchased.

(2) Represents the total number of shares repurchased during the period, of which 67,774 of these shares were settled for cash on or before December 31, 2009.

In accordance with the terms of its Equity Incentive Plan, the Company acquired the following shares from employees in connection with stock option exercises and the vesting of restricted stock. The stock was received in payment of the exercise price of the stock options and in satisfaction of withholding taxes due upon exercise or vesting.

October: 80 shares
November: 13 shares

Stock Performance Chart.

The following graph shows changes over the past five-year period (all full calendar-year periods) in the value of $100 invested in: 1) Harleysville Group common stock; 2) the NASDAQ National Market System index; and 3) the Peer Group index. All values are as of the last trading day of each year.

Comparison of 5-Year Cumulative Total Stockholder Return



	2004	2005	2006	2007	2008	2009
Harleysville Group Inc.	100.00	114.45	153.78	160.41	162.40	154.79
NASDAQ National Market System Index	100.00	102.13	112.18	121.67	58.64	79.70
Peer Group Index	100.00	117.49	132.22	126.30	108.05	105.98

The year-end values of each investment shown in the preceding graph are based on share price appreciation plus dividends, with the dividends reinvested as of the day such dividends were ex-dividend. The calculations exclude trading commissions and taxes. Total stockholder returns from each investment, whether measured in dollars or percentages, can be calculated from the year-end investment values shown in the legend.

The graph was prepared by Zacks Investment Research, Inc. (Zacks). The NASDAQ National Market System index includes all U.S. Companies in the NASDAQ National Market System and the Peer Group index includes 30 NASDAQ Company stocks in SIC Major Group 633 (SIC 6330-6339: U.S. and foreign, fire, marine and casualty insurance). A complete list of these companies may be obtained from Zacks, 111 North Canal Street, Suite 1101, Chicago, Illinois 60606; (800)767-3771. Zacks reweights the indices daily, using the market capitalization on the previous trading day.

Item 6. Selected Financial Data.

At December 31, 2009, the Mutual Company owned approximately 53% of the Common Stock of the Company. Harleysville Group Inc. and its wholly owned subsidiaries are engaged in property and casualty insurance. These subsidiaries are: Harleysville-Atlantic Insurance Company, Harleysville Insurance Company, Harleysville Insurance Company of New Jersey, Harleysville Insurance Company of New York, Harleysville Insurance Company of Ohio, Harleysville Lake States Insurance Company, Harleysville Preferred Insurance Company, Harleysville Worcester Insurance Company, Mid-America Insurance Company (which was merged into Harleysville Worcester Insurance Company in 2007), and Harleysville Ltd., a real estate partnership that owns the home office.

	Year Ended December 31,				
	2009	2008	2007	2006	2005
	(in thousands, except per share data)				
Income Statement Data[(1)]**:**					
Premiums earned	$ 858,500	$ 918,515	$ 833,024	$ 838,821	$ 841,567
Investment income, net	106,649	113,555	110,827	102,609	90,572
Realized investment gains (losses)	2,293	(59,841)	875	40,605	233
Total revenues	980,620	985,316	962,012	999,171	948,340
Income before income taxes	115,998	50,962	142,995	156,368	78,921
Income taxes	29,702	8,643	42,941	46,241	17,490
Net income	86,296	42,319	100,054	111,069	61,431
Basic earnings per share	$ 3.09	$ 1.45	$ 3.21	$ 3.57	$ 2.02
Diluted earnings per share	$ 3.07	$ 1.43	$ 3.17	$ 3.51	$ 2.01
Cash dividends per share	$ 1.25	$ 1.10	$ .88	$ .73	$ .69
Balance Sheet Data at Year End:					
Total investments	$ 2,639,814	$ 2,473,592	$ 2,358,473	$ 2,249,014	$ 2,064,388
Total assets	3,301,986	3,155,318	3,072,445	2,990,984	2,905,266
Debt	118,500	118,500	118,500	118,500	118,500
Shareholders' equity	772,628	652,634	758,841	712,162	614,383
Shareholders' equity per share	$ 27.98	$ 23.18	$ 25.03	$ 22.49	$ 20.07

(1) The Company's insurance subsidiaries participate in an underwriting pooling arrangement with the Mutual Company and Pennland. Harleysville Group's participation was 80% for 2008 and 2009 and 72% for 2005 through 2007. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 2(a) of the Notes to Consolidated Financial Statements.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Certain of the statements contained herein (other than statements of historical facts) are forward-looking statements. Such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and include estimates and assumptions related to economic, competitive, legislative and regulatory developments. These forward-looking statements are subject to change and uncertainty which are, in many instances, beyond the control of Harleysville Group Inc. (the Company) and have been made based upon management's expectations and beliefs concerning future developments and their potential effect on the Company and its wholly owned property and casualty insurance subsidiaries (collectively, Harleysville Group). There can be no assurance that future developments will be in accordance with management's expectations or that the effect of future developments on Harleysville Group will be those anticipated by management. Actual financial results, including premium levels and underwriting results, could differ materially from those anticipated by Harleysville Group depending on the outcome of certain factors, which may include changes in property and casualty loss trends and reserves; catastrophe losses; the insurance product pricing environment; changes in applicable law; government regulation and changes therein that may impede the ability to charge adequate rates; performance of and instability in the financial markets; investment losses; fluctuations in interest rates; significant catastrophe events in the geographic regions where we do business; decreased demand for property and casualty insurance; availability and price of reinsurance; the pooled A. M. Best rating of Harleysville Group; and the status of labor markets in which the Company operates. In addition, see "Management's Discussion and Analysis - Risk Factors."

Overview

The Company's net income is primarily determined by three elements:

- net premium income
- investment income and realized investment gains (losses)
- amounts paid or reserved to settle insured claims

Variations in premium income are subject to a number of factors, including

- limitations on premium rates arising from the competitive market place or regulation
- limitations on available business arising from a need to maintain the quality of underwritten risks
- the Company's ability to maintain its A- ("excellent") pooled rating by A.M. Best
- the ability of the Company to maintain a reputation for efficiency and fairness in claims administration

Variations in investment income and realized investment gains (losses) are subject to a number of factors, including

- general interest rate levels and financial market conditions
- specific adverse events affecting the issuers of debt obligations held by the Company
- changes in the prices of debt and equity securities generally and those held by the Company specifically

Loss and loss settlement expenses are affected by a number of factors, including

- the quality of the risks underwritten by the Company
- the nature and severity of catastrophic losses
- the availability, cost and terms of reinsurance
- underlying settlement costs, including medical and legal costs

The Company seeks to manage each of the foregoing to the extent within its control. Many of the foregoing factors are partially, or entirely, outside of the control of the Company.

Critical Accounting Policies and Estimates

The consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles, which require Harleysville Group to make estimates and assumptions (see Note 1 of the Notes to Consolidated Financial Statements). Harleysville Group believes that of its significant accounting policies, the following may involve a higher degree of judgment and estimation. The judgments, or the methodology on which the judgments are made, are reviewed quarterly with the Audit Committee.

Liabilities for Losses and Loss Settlement Expenses. The liability for losses and loss settlement expenses represents estimates of the ultimate unpaid cost of all losses incurred, including losses for claims which have not yet been reported to Harleysville Group. The amount of loss reserves for reported claims is based primarily upon a case-by-case evaluation of the type of risk involved, knowledge of the circumstances surrounding each claim and the insurance policy provisions relating to the type of loss. The amounts of loss reserves for unreported claims and loss settlement expense reserves are determined utilizing historical information by line of insurance as adjusted to current conditions. Inflation is implicitly provided for in the reserving function through analysis of costs, trends and reviews of historical reserving results. Estimates of the liabilities are reviewed and updated on a regular basis using the most recent information on reported claims and a variety of actuarial techniques. It is expected that such estimates will be more or less than the amounts ultimately paid when the claims are settled. Changes in these estimates are reflected in current operations.

Investments. Generally, unrealized investment gains or losses on investments carried at fair value, net of applicable income taxes, are reflected directly in shareholders' equity as a component of comprehensive income and, accordingly, have no effect on net income. However, if the fair value of an investment in equity securities declines below its cost and that decline is deemed other than temporary, the amount of the decline below cost is charged to earnings. Per the Company's current policy, a fixed maturity security is other than temporarily impaired if the present value of the cash flows expected to be collected is less than the amortized cost of the security or where the security's fair value is below cost and the Company intends to sell or more likely than not will be required to sell the security before recovery of its value. If the Company does not intend to sell, or more likely than not will not be required to sell, a fixed maturity security whose fair value has declined below its cost, the amount of the decline below cost due to credit-related reasons is charged to earnings and the remaining difference is included in comprehensive income. Harleysville Group monitors its investment portfolio and at least quarterly reviews investments that have experienced a decline in fair value below cost to evaluate whether the decline is other than temporary. Such evaluations consider, among other things, the magnitude and reasons for a decline, the prospects for the fair value to recover in the near term and Harleysville Group's intent to retain the investment for a period of time sufficient to allow for a recovery in value. Future adverse investment market conditions, or poor operating results of underlying investments, could result in an impairment charge in the future.

The severe downturn in the public debt and equity markets, reflecting uncertainties associated with the mortgage crisis, worsening economic conditions, widening of credit spreads, bankruptcies and government intervention in large financial institutions, has resulted in significant realized and unrealized losses in our investment portfolio in the past. Depending on market conditions going forward, we could incur additional realized and unrealized losses in future periods.

Fair value of equity securities is based on the closing market value. The fair value of mutual fund holdings is based on the closing net asset value reported by the fund. The fair value of fixed maturities is based upon data supplied by an independent pricing service. It can be difficult to determine the fair value of non-traded securities, but Harleysville Group does not own a material amount of non-traded securities.

Policy Acquisition Costs. Policy acquisition costs, such as commissions, premium taxes and certain other underwriting and agency expenses that vary with and are primarily related to the production of business, are deferred and amortized over the effective period of the related insurance policies and in proportion to the premiums earned. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value. The estimation of net realizable value takes into account the premium to be earned, related investment income over the claim paying period, expected losses and loss settlement expenses, and certain other costs expected to be incurred as the premium is earned. Future changes in estimates, the most significant of which is expected losses and loss settlement expenses, may require adjustments to deferred policy acquisition costs. If the estimation of net realizable value indicates that the deferred acquisition costs are not recoverable, they would be written off and further analyses would be performed to determine if an additional liability would need to be accrued.

Contingencies. Besides claims related to its insurance products, Harleysville Group is subject to proceedings, lawsuits and claims in the normal course of business. Harleysville Group assesses the likelihood of any adverse outcomes to these matters as well as potential ranges of probable losses. There can be no assurance that actual outcomes will be consistent with those assessments.

The application of certain of these critical accounting policies to the years ended December 31, 2009 and 2008 is discussed in greater detail below.

Results of Operations

Harleysville Group underwrites property and casualty insurance in both the personal and commercial lines of insurance. The personal lines of insurance include both auto and homeowners, and the commercial lines include auto, commercial multi-peril and workers compensation. The business is marketed primarily in the eastern and midwestern United States through independent agents.

Historically, Harleysville Group's results of operations have been influenced by factors affecting the property and casualty insurance industry in general. The operating results of the United States property and casualty insurance industry have been subject to significant variations due to competition, weather, catastrophic events, regulation, the availability and cost of satisfactory reinsurance, general economic conditions, judicial trends, fluctuations in interest rates and other changes in the investment environment.

Harleysville Group's premium growth and underwriting results have been, and continue to be, influenced by market conditions. Insurance industry price competition has often made it difficult both to obtain and to retain properly priced personal and commercial lines business. It is management's policy to continue to maintain its underwriting standards.

The key elements of Harleysville Group's business model are the sales of properly priced and underwritten personal and commercial property and casualty insurance through independent agents and the investment of the premiums in a manner designed to assure that claims and expenses can be paid while providing a return on the capital employed. Loss trends and investment performance are critical factors in influencing the success of the business model. These factors are affected by the factors impacting the insurance industry in general as described above and factors unique to Harleysville Group as described in the following discussion.

Transactions with Affiliates

The Company's property and casualty subsidiaries participate in a pooling agreement with Harleysville Mutual Insurance Company (the Mutual Company) and its property and casualty insurance subsidiary, Harleysville Pennland Insurance Company (Pennland). The pooling agreement provides for the allocation of premiums, losses, loss settlement expenses and underwriting expenses between Harleysville Group and the Mutual Company. Harleysville Group is not liable for any losses incurred by the Mutual Company or Company subsidiaries Harleysville Preferred Insurance Company (Preferred) and Harleysville Insurance Company of New Jersey (HNJ) prior to January 1, 1986, the date the pooling agreement became effective. Harleysville Group's participation in the pool was 72% from January 1, 1998 through December 31, 2007.

Effective January 1, 2008, the Company's property and casualty subsidiaries and the Mutual Company and Pennland amended their intercompany pooling agreement to increase Harleysville Group's share of the pool from 72% to 80%. Harleysville Group received cash and investments of $192.1 million on January 3, 2008 associated with the transfer of liabilities from the Mutual Company to Harleysville Group in connection with the pool change. The Company's liabilities increased $203.4 million and the Company reimbursed the Mutual Company $11.3 million, through a ceding commission, for expenses that were incurred to generate the additional business assumed by the Company's property and casualty subsidiaries, which ceding commission was deferred as policy acquisition costs.

These liabilities consisted of the following at January 1, 2008 (in thousands):

Unpaid losses and loss settlement expenses (net of reinsurance)	$	153,535
Unearned premiums (net of reinsurance)		45,718
Other liabilities		4,163
Less: ceding commission paid		(11,338)
	$	192,078

When the Company's property and casualty insurance subsidiaries' pooling participation increases, there is a larger retrocession of this pooled business from the Mutual Company. Through this retrocession, Harleysville Group is assuming a larger share of premiums, losses and underwriting expenses for current and future periods originating both from its subsidiaries and the Mutual Company. An increase in Harleysville Group's pooling participation results in a larger share of the pooled liabilities being assumed by Harleysville Group. Cash and investments are received by Harleysville Group equal to this greater share of loss reserves, unearned premiums and other insurance liabilities (primarily commissions and premium taxes) less a ceding commission based on acquisition costs related to unearned premiums. An increase in pool participation also increases Harleysville Group's leverage and exposure to prior period development.

Because the pooling agreement does not relieve Harleysville Group of primary liability as the originating insurer, there is a concentration of credit risk arising from business ceded to the Mutual Company. However, the pooling agreement provides for the right of offset and the amount of credit risk with the Mutual Company was not material at December 31, 2009 and 2008. The Mutual Company has an A. M. Best rating of "A-" (Excellent).

Effective January 1, 2010, the pooling agreement was amended to exclude premiums, losses, loss settlement expenses and underwriting expenses voluntarily assumed by the Mutual Company.

Harleysville Ltd. is a subsidiary of the Company and leases the home office to the Mutual Company, which shares the facility with Harleysville Group. Rental income under the lease was $4.2 million, $4.2 million and $4.1 million for 2009, 2008 and 2007, respectively, and is included in other income after elimination of intercompany amounts of $2.9 million, $2.8 million and $2.5 million in 2009, 2008 and 2007, respectively. The lease had a five-year term expiring December 31, 2009 and included a formula for additional rent for any additions, improvements or renovations. The lease has been renewed for a one-year period expiring December 31, 2010 under its current terms. The Mutual Company is responsible for the building operating expenses including maintenance and repairs. The pricing of the lease was based upon an appraisal obtained from an independent real estate appraiser.

Harleysville Group provides certain management services to the Mutual Company and other affiliates. Harleysville Group received a fee of $5.1 million, $6.0 million and $6.3 million in 2009, 2008 and 2007, respectively, for its services under these management agreements. Effective January 1, 2010, the management agreement was amended to include voluntary assumed reinsurance business written by the Mutual Company. Under related agreements, Harleysville Group serves as the paymaster for Harleysville companies, with each company being charged for its proportionate share of salary and employee benefits expense based upon time allocation. The level of fees has been approved by each state insurance department having jurisdiction.

The Company's insurance subsidiaries and the Mutual Company are parties to an Equipment and Supplies Allocation Agreement whereby equipment and supplies are shared between parties. Ultimate expense for such items is allocated to Harleysville Group based on its pooling participation. The Mutual Company has purchased and developed certain equipment and software which is expensed by Harleysville Group based on its pooling participation as the items are depreciated or amortized.

Intercompany balances are created primarily from the pooling arrangement (settled quarterly), allocation of common expenses, collection of premium balances and payment of claims (settled monthly). No interest is charged or received on intercompany balances due to the timely settlement terms and nature of the items.

Harleysville Group borrowed $18.5 million from the Mutual Company in connection with the acquisition of subsidiaries Mid-America Insurance Company (Mid-America) and Harleysville Insurance Company of New York (HIC New York) in 1991. It was a demand loan with a stated maturity in March 1998 which had been extended to March 2005. In February 2005, the maturity was extended again to March 2012 and the interest rate became LIBOR plus 0.45%, which was a commercially reasonable market rate in 2005. Interest expense on this loan was $0.3 million, $0.6 million, and $1.1 million in 2009, 2008 and 2007, respectively.

Harleysville Group has no material relationships with current or former members of management other than compensatory plans and arrangements disclosed or described in the Company's public filings.

Off Balance Sheet Arrangements

Harleysville Group has off-balance-sheet credit risk related to approximately $82.0 million and $74.0 million of premium balances due to the Mutual Company from agents and insureds at December 31, 2009 and 2008, respectively. The Mutual Company bills and collects such receivables on behalf of Harleysville Group for efficiency reasons. Harleysville Group recognizes any associated bad debts, which have not been material.

2009 Compared to 2008

Premiums earned decreased $60.0 million, or 6.5%, for the year ended December 31, 2009 compared to the prior year primarily due to a decrease of $67.1 million in premiums earned for commercial lines, partially offset by an increase of $7.1 million in premiums earned for personal lines. The decrease in premiums earned for commercial lines was 8.9%, primarily due to lower average premiums and lower exposures. The increase in premiums earned for personal lines was 4.4%, with increases in premiums earned in homeowners, personal automobile and other personal lines primarily due to an increase in new business writings and higher average premiums.

Investment income decreased $6.9 million for the year ended December 31, 2009, primarily due to a lower average level of fixed income securities, a lower investment yield on fixed income securities and short-term investments and a greater percentage of fixed income securities invested in tax-exempt securities. The lower average level of fixed income securities was primarily due to the use of the proceeds from sales of these investments to repurchase shares under the Company's stock repurchase programs in 2008 and 2009.

Net realized investment gains (losses) increased $62.1 million for the year ended December 31, 2009, primarily due to a decrease in impairment charges in 2009.

There were credit-related impairment charges of $1.5 million on non-equity securities in 2009 and $16.4 million in 2008. The 2009 impairment charges consisted of $0.5 million on bonds the Company intends to sell (the bonds were sold at a slight gain in 2010) and $1.0 million on structured investment vehicles. The 2008 impairment charges consisted of $5.4 million on Lehman Brothers bonds and $11.0 million on structured investment vehicles.

In the third quarter of 2008, the Company recorded an impairment charge of $17.7 million on equity securities that it was planning to sell. There was an additional impairment charge of $30.9 million in the fourth quarter of 2008 on the equity securities, prior to their sale. The equity securities were sold in November 2008 to recover a portion of federal income taxes which were previously paid. In 2006, the Company sold all of its holdings of individual equity securities and invested in equity index funds. As a result of this transaction, the Company recognized a capital gain of approximately $40 million. Under existing federal income tax regulations, such taxes can be recovered in future periods to the extent capital losses are recognized. As a result of the decline in value of the equity index funds held by the Company during 2008, the duration of the impairment, the likelihood of near term recovery and the availability to carryback realized capital losses for federal income tax purposes upon their disposal, the Company determined that it was appropriate to sell the equity investments and recover a portion of the federal income taxes which were previously paid.

Harleysville Group holds securities with unrealized losses at December 31, 2009 as follows:

	Fair Value	Unrealized Loss	Length of Unrealized Loss: Less Than 12 Months	Length of Unrealized Loss: Over 12 Months
		(in thousands)		
Fixed maturities:				
U.S. Treasury securities	$ 76,791	$ 462	$ 462	
Obligations of U.S. government corporations and agencies	1,429	60	60	
Obligations of states and political subdivisions	115,997	1,947	1,947	
Corporate securities	27,450	810	22	$ 788
Mortgage-backed securities	2,973	11	11	
Total fixed maturities	224,640	3,290	2,502	788
Equity mutual funds	944	11	11	
Total temporarily impaired securities	$ 225,584	$ 3,301	$ 2,513	$ 788

Of the total fixed maturity securities with an unrealized loss at December 31, 2009, securities with a fair value of $218.2 million and an unrealized loss of $3.2 million are classified as available for sale and are carried at fair value on the balance sheet, while securities with a fair value of $6.4 million and an unrealized loss of $0.1 million are classified as held to maturity on the balance sheet and are carried at amortized cost.

The fixed maturity investments with continuous unrealized losses for less than twelve months were primarily due to a widening of credit spreads rather than a decline in credit quality. There are $25.0 million in fixed maturity securities, at fair value, that at December 31, 2009, had been below amortized cost for over twelve months. The $0.8 million of unrealized losses on such securities was related to securities which carry an investment grade debt rating where the unrealized loss was primarily due to a widening of credit spreads, primarily on securities of financial institutions. Per the Company's policy, a fixed maturity security is other than temporarily impaired if the present value of the cash flows expected to be collected is less than the amortized cost of the security or where the security's fair value is below cost and the Company intends to sell or more likely than not will be required to sell the security before recovery of its value. The Company believes, based on its analysis, that these securities are not other than temporarily impaired. However, depending on developments involving both the issuers and worsening economic conditions, these investments may be written down in the income statement in the future.

Income before income taxes increased $65.0 million for the year ended December 31, 2009 compared to the prior year. The increase was primarily due to the change in realized investment gains (losses) and underwriting gains in 2009 compared to underwriting losses in 2008, partially offset by the decrease in investment income.

An insurance company's statutory combined ratio is a standard measure of underwriting profitability. This ratio is the sum of (1) the ratio of incurred losses and loss settlement expenses to net earned premium, (2) the ratio of expenses incurred for commissions, premium taxes, administrative and other underwriting expenses to net written premium, and (3) the ratio of dividends to policyholders to net earned premium. The combined ratio does not reflect investment income, federal income taxes or other non-operating income or expense. A ratio of less than 100 percent generally indicates underwriting profitability. Harleysville Group's statutory combined ratio decreased to 99.8% for the year ended December 31, 2009 from 100.3% for the year ended December 31, 2008. The statutory combined ratio for 2008 includes a benefit of 0.4% due to the impact of the transfer of liabilities in connection with the pool change. This benefit results from the statutory treatment of the ceding commission paid on the unearned premiums transferred on January 1, 2008. Excluding the impact of the pool transfer, the statutory combined ratio decreased to 99.8% for the year ended December 31, 2009 from 100.7% for the year ended December 31, 2008. The decrease in the combined ratio was primarily due to lower catastrophe losses in 2009, partially offset by greater non-catastrophe property losses. Net catastrophe losses decreased to $6.2 million (0.7 points) for 2009 from $34.7 million (3.8 points) for 2008. The 2008 catastrophe losses were primarily due to tornadoes and hail storms impacting Arkansas and Minnesota during the second quarter.

The statutory combined ratios by line of business for the year ended December 31, 2009 as compared to the year ended December 31, 2008 are shown below. The statutory combined ratios for 2008 are shown both including and excluding the impact of the pool transfer. The combined ratios excluding the pool transfer are shown, as they are prepared on a basis that is comparable to the combined ratios for 2009.

	For the Year Ended December 31,		
	2009	2008 Excluding the Impact of the Pool Transfer	2008 Including the Impact of the Pool Transfer
Commercial:			
Automobile	91.4%	93.1%	92.6%
Workers compensation	106.2%	112.9%	112.4%
Commercial multi-peril	105.1%	104.5%	104.1%
Other commercial	97.6%	89.6%	89.3%
Total commercial	100.7%	100.9%	100.4%
Personal:			
Automobile	103.0%	96.1%	95.7%
Homeowners	92.7%	105.8%	105.3%
Other personal	81.1%	88.7%	88.8%
Total personal	96.8%	100.1%	99.7%
Total personal and commercial	99.8%	100.7%	100.3%

The commercial lines statutory combined ratio decreased to 100.7% for the year ended December 31, 2009 from 100.9% for the year ended December 31, 2008 (excluding the impact of the pool transfer). Although the commercial lines statutory combined ratio for the year ended December 31, 2009 was similar to that of the prior year, more significant changes were noted by line of business, particularly for the workers compensation and other commercial lines. The workers compensation statutory combined ratio decreased for the year ended December 31, 2009, primarily due to the recognition of 10.6 points of favorable development from prior accident years in 2009, compared to the recognition of 1.3 points of favorable development from prior accident years in 2008. The other commercial statutory combined ratios increased for the year ended December 31, 2009, primarily due to a higher level of non-cat property losses compared to one year prior.

The personal lines statutory combined ratio decreased to 96.8% for the year ended December 31, 2009 from 100.1% for the year ended December 31, 2008 (excluding the impact of the pool transfer). The decrease in the personal lines combined ratio for the year ended December 31, 2009 primarily relates to the lower incidence of personal lines catastrophe losses during 2009 (1.0 points) compared to the catastrophe losses in 2008 (7.7 points). The favorable impact of lower catastrophe experience in 2009 was partially offset by a lower amount of favorable prior year development in the personal auto line in 2009 (3.2 points) compared to 2008 (9.8 points).

Reserves for unpaid losses and loss settlement expenses are estimated for case reserves and losses incurred but not reported (IBNR) separately. The sum of case reserves and IBNR represents the Company's estimate of total unpaid loss and loss settlement expense. Case reserves are determined for each reported claim by the Company's claims organization reflecting the known circumstances of the individual claim. The Company's actuaries calculate IBNR by reducing their estimate of ultimate loss and loss settlement expense by cumulative paid loss and loss settlement expense and case reserves. Ultimate losses are re-estimated for each line of business on a quarterly basis using the most current loss and claim data as of the quarter end.

In addition to analyzing reserves on a line of business basis, reserving categories are identified and reviewed. For example, the following categories for the Commercial Auto Liability line of business are analyzed quarterly: Commercial Auto Liability Bodily Injury; Commercial Auto Liability Property Damage; and Commercial Auto Liability Excess. In the discussion that follows, these categories are referred to by the label "line of business." In the course of our quarterly reserve estimation process, several standard loss reserving methods and procedures are utilized to derive estimates of ultimate loss for each line of business, including:

- Paid Loss Development Method
- Incurred Loss Development Method
- Incurred Counts and Averages Method (Based on Exponential Fit of Severity)
- Bornhuetter-Ferguson Method

Any individual method used to estimate loss reserves has its advantages and disadvantages based on trends, changes within the external business environment, changes in internal company processes and procedures and any bias that may be inherent in the methodology. The actuaries give consideration to the relative strengths and weaknesses of each of the methods to derive a selected point estimate within the range. Following is a general description of each of the methods used:

- ***Paid Loss Development Method:*** The Paid Loss Development Method uses historical payment patterns to project future payments as of a given evaluation date to ultimate loss. Estimates using this method are not affected by changes in case reserving practices that might have occurred during the review period, but may be understated as this method does not take into account large unpaid claims. This method is also susceptible to any changes in the rate of claim settlements or shifts in the size of claims settled.

  A number of indications of ultimate loss may be produced from the Paid Loss Development Method since a number of loss development factors (LDFs) may be selected. The actuaries produce and review several indications of ultimate loss using this method based on various LDF selections as judged appropriate, such as:

  - 3-Year Average (straight average and loss-weighted average)
  - 5-Year Average (straight average and loss-weighted average)
  - 5-Year Excluding Highest and Lowest LDFs
  - All-Year loss-weighted average
  - Selected LDF Pattern (LDFs are selected for each evaluation based on the actuaries' review of the historical development)

- ***Incurred Loss Development Method:*** The Incurred Loss Development Method is similar to the paid method, but instead uses historical incurred (case reserves plus payments) patterns to project future incurred losses as of a given evaluation date to ultimate loss. In many cases, the incurred development method is preferred over the paid method as it includes the additional information provided by the aggregation of individual case reserves. The resulting LDFs tend to be lower and more stable than those of the paid development method. However, the incurred development method may be affected by changes in case reserving practices and any unusually large individual claims.

  As with the Paid Loss Development Method, various indications of ultimate loss may be produced from the Incurred Loss Development Method. The actuaries produce and review several indications of ultimate loss using this method based on various LDF selections.

- ***Incurred Counts and Averages Method:*** This method is used to estimate ultimate loss by separately estimating ultimate counts and severity (average loss per claim) components of ultimate loss. Both the ultimate claim counts and ultimate severity are estimated using a loss development factor approach similar to the Incurred Loss Development Method. For this reason, the same considerations discussed in the Incurred Loss Development Method apply to this method as well.

  An ultimate severity is selected by fitting an exponential curve to the historical ultimate severities indicated using the ratio of the ultimate loss and ultimate claim counts. This method yields ultimate severities that are based on the underlying historical trends in the data. Ultimate claim counts and ultimate severities are multiplied together to produce an estimate of ultimate losses.

  This method is useful in more recent accident years where the data is not mature and is especially useful when loss development patterns are volatile or not well established.

- ***Bornhuetter-Ferguson Method:*** The Bornhuetter-Ferguson Method is a blended method that explicitly takes into account both actual loss development to date and expected future loss emergence. Two versions of this method exist: one based on paid loss and one based on incurred loss. This method uses the selected loss development patterns from the Development Methods to calculate the expected percentage of loss unpaid (or unreported). The expected component of the method is calculated by multiplying earned premium for the given exposure period by a selected *a priori* loss ratio. The resulting dollars are then multiplied by the expected percentage of unpaid (or unreported) loss described above. This provides an estimate of future loss payments (or reporting) that is then added to actual paid (or incurred) loss data to produce estimated ultimate loss.

Each of the methodologies described above (and their derivatives) are reviewed for each line of business. This approach allows the actuaries to identify and respond to the unique characteristics of each line of business. Further, since long-term historical data is reviewed, changes in development patterns within a line of business may likewise be identified and considered in the actuaries' process of selecting ultimate loss.

An actuarial best estimate of ultimate loss is selected for each line of business based on a review of the indications produced by the above methodologies. More consideration is given to those methods that the actuaries deem to be more appropriate in a particular situation. In addition, other metrics such as claim closing ratios, average case reserve levels, paid loss to incurred loss ratios, individual large loss information, and recent insurance pricing changes are reviewed to help the actuaries select the most appropriate estimates of ultimate loss.

The selection of the ultimate loss is based on information unique to each line of business and accident year and the judgment and expertise of the actuaries.

- ***Short-Tail versus Long-Tail Lines of Business:*** The reserving methods described above are generally applied to each line of business, regardless of their classification as short-tail or long-tail. "Tail" refers to the time period between the occurrence of a loss and the final settlement of the claim. The merits of an individual reserving method relative to the line of business and age of accident period are considered in the actuaries' process of selecting ultimate loss.

Short-tail lines of business, by definition, develop to their ultimate value faster than long-tail lines of business. Property coverages including inland marine along with automobile physical damage coverages are considered short-tail lines of business. Automobile Liability, General Liability, Commercial Multi-Peril Liability and Workers' Compensation are considered long-tail lines of business. For many liability claims, significant periods of time may elapse between the occurrence of the loss, the reporting of the loss, and the final settlement of the claim. Workers' Compensation claims can result in providing medical benefits and wage replacement over the course of an injured worker's lifetime.

In general, more consideration may be given to the results of the development methodologies for short-tail lines than to long-tail lines for accident periods of the same maturity. For example, the indicated ultimate loss using the Incurred Loss Development Method for the most recent accident year is generally considered more reliable for a short-tail line, such as Homeowners Property, than a long-tail line, such as Workers' Compensation.

As mentioned previously, the selection of ultimate loss is based on information unique to each line of business and accident year subject to exceptions, such as the emergence of one or more unusually large claims in a particular accident period for a short-tail line. In this case, the indications produced by the development methods may be overstated (due to development of ultimate losses in excess of policy limits) and such information would be considered in the actuaries' process of selecting ultimate loss.

- ***Immature Accident Periods:*** The Paid Loss Development Method is generally given less consideration than the Incurred Loss Development Method for less mature accident periods since the relatively low magnitude of losses paid at early evaluations tends to result in less reliable indications from the Paid Loss Development Method. For long-tail lines of business, neither the Incurred nor the Paid Loss Development methods may receive much consideration for the most recent accident period. This is due to the fact that the relatively low magnitude of losses either incurred or paid at early evaluations tends to result in less reliable indications from these methods.

In faster developing, short-tailed lines such as Auto Physical Damage, Special Property, Homeowners, Commercial Multi-Peril Property and Property Damage, the Paid Loss Development Method, the Incurred Loss Development Method and the Bornhuetter-Ferguson methods are primarily used as they typically produce tightly clustered projections for all accident years.

The estimation of loss reserves for long-tail lines such as Commercial Auto Liability, Commercial Multi-Peril Liability, and Workers' Compensation is more complex and is subject to a higher degree of variability than for short-tail lines of business.

The following table presents the liability for unpaid losses and loss settlement expenses by major line of business:

	December 31, 2009	December 31, 2008
	(in thousands)	
Commercial:		
Automobile	$ 302,378	$ 319,418
Workers compensation	376,522	388,148
Commercial multi-peril	623,946	606,663
Other commercial	139,612	122,986
Total commercial	1,442,458	1,437,215
Personal:		
Automobile	77,234	79,995
Homeowners	35,406	37,730
Other personal	4,066	3,309
Total personal	116,706	121,034
Total personal and commercial	1,559,164	1,558,249
Plus reinsurance recoverables	223,128	209,352
Total liability	$ 1,782,292	$ 1,767,601

The following table presents the increase (decrease) in the estimated ultimate loss and loss settlement expenses attributable to insured events of prior years for the year ended December 31, 2009 by line of business:

Increase (Decrease) in the Estimated Ultimate Loss and Loss Settlement Expenses
Attributable to Insured Events of Prior Years
For the Year Ended December 31, 2009

		Accident Years		
	Total	2008	2007	2006 and Prior Years
		(in thousands)		
Line of Business				
Commercial:				
Automobile	$ (20,525)	$ 458	$ (1,746)	$ (19,237)
Workers compensation	(9,118)	1,134	5	(10,257)
Commercial multi-peril	(1,863)	594	498	(2,955)
Other commercial	(7)	423	469	(899)
Total commercial	(31,513)	2,609	(774)	(33,348)
Personal:				
Automobile	(2,553)	(227)	(666)	(1,660)
Homeowners	(2,995)	(2,522)	35	(508)
Other personal	977	454	16	507
Total personal	(4,571)	(2,295)	(615)	(1,661)
Total net development	$ (36,084)	$ 314	$ (1,389)	$ (35,009)

Harleysville Group recognized net favorable development in the provision for insured events of prior years of \$36.1 million in 2009, primarily due to lower-than-expected claims severity broadly experienced across all casualty lines in accident years 2002 through 2006, partially offset by adverse development in accident year 2008 and accident years prior to 2002. A lower-than-expected level of claims severity was observed in personal lines in accident year

2008, which led to the recognition of $2.3 million of favorable development in this accident year in 2009. This amount was offset by the recognition in 2009 of $2.6 million of adverse development in commercial lines in accident year 2008, primarily related to a higher-than-expected level of commercial property severity in this accident year. The 2009 net favorable development consisted of $31.5 million in commercial lines and $4.6 million in personal lines.

A decrease in commercial automobile severity was observed during 2009 which led to the recognition of $20.5 million of favorable development in this line during 2009. Approximately $1.1 million of the favorable development experienced in this line during 2009 is related to the Company's involuntary pools.

A decrease in workers compensation severity in accident years 2003 through 2006 was observed during 2009 which led to the recognition of favorable development for those accident years during 2009. An increase in workers compensation medical severity in accident years 2002 and prior was observed during 2009 which led to the recognition of adverse development for those accident years during 2009. An increase in severity in accident year 2008 was observed in this line during 2009 and led to the recognition of $1.1 million of adverse development during the year. In total, $9.1 million of favorable development was recognized in the workers compensation line during 2009. Approximately $3.4 million of the favorable development experienced in this line during 2009 is related to the Company's involuntary pools.

In the commercial multi-peril line of business, a reduction in severity in accident years 2003 through 2006 led to the recognition of favorable development for those accident years during 2009. An increase in claim frequency in accident year 2007 and an increase in severity in accident year 2008 led to the recognition of a small amount of adverse development for those accident years during 2009. In total, $1.9 million of favorable development was recognized in the commercial multi-peril line of business during 2009 for all accident years.

A reduction in other commercial lines severity in accident years 2005 and prior was widely observed during 2009. This amount was largely offset by an increase in severity in accident years 2007 and 2008 which led to approximately $0.5 million and $0.4 million of adverse development in these years, respectively. In total, there was no significant prior year development in other commercial lines during 2009.

A reduction in personal automobile severity was widely observed during 2009 which led to the recognition of $2.6 million of favorable development during 2009 for all accident years.

A reduction in homeowners severity was widely observed during 2009, especially in accident year 2008, which led to the recognition of $3.0 million of favorable development during 2009 for all accident years.

An increase in other personal lines severity was observed during 2009 which led to the recognition of $1.0 million of adverse development during the year for all accident years.

The tables below break out the change in the estimate of ultimate losses between December 31, 2008 and December 31, 2009 for the 2008, 2007, 2006 and 2005 accident years into severity and frequency components for the major commercial and personal lines of business. Table 1 summarizes the Company's percentage change in the estimate of ultimate loss and loss settlement expense by line of business between December 31, 2008 and December 31, 2009. Tables 2 and 3 summarize the Company's percentage change in the estimate of ultimate severity and ultimate claim counts, respectively. The relationship between the three tables is as follows: (1+ the % change in estimated ultimate loss) = (1+ the % change in estimated ultimate severity) x (1+ the % change in estimated ultimate claim counts). The estimated ultimate severity is calculated as the ratio of estimated ultimate loss to estimated ultimate claim counts. The amounts underlying these tables are based on direct loss and claim experience minus ceded loss experience and exclude a small portion of losses associated with business assumed from involuntary pools.

Table 1

Increase (Decrease) in Ultimate Loss and Loss Settlement Expense
Between the Years Ended December 31, 2008 and December 31, 2009

	Accident Years			
	2008	**2007**	**2006**	**2005**
Line of Business				
Commercial:				
Automobile	0.3%	-1.3%	-3.3%	-4.1%
Workers compensation	1.3%	0.0%	-4.4%	-4.0%
Commercial multi-peril	0.2%	0.2%	-2.9%	-1.2%
Other commercial	0.9%	1.3%	-5.2%	-6.8%
Total commercial	0.5%	-0.2%	-3.4%	-3.1%
Personal:				
Automobile	-0.4%	-1.2%	0.7%	-1.2%
Homeowners	-4.6%	0.1%	-0.9%	-0.6%
Other personal	8.9%	0.4%	2.3%	1.4%
Total personal	-2.0%	-0.6%	0.2%	-0.9%
Total All Lines	**0.0%**	**-0.3%**	**-2.8%**	**-2.7%**

Table 2

Increase (Decrease) in Ultimate Severity
Between the Years Ended December 31, 2008 and December 31, 2009

	Accident Years			
	2008	**2007**	**2006**	**2005**
Line of Business				
Commercial:				
Automobile	3.6%	-0.4%	-3.1%	-4.0%
Workers compensation	1.6%	-0.4%	-4.2%	-4.0%
Commercial multi-peril	1.8%	-0.7%	-2.5%	0.0%
Other commercial	0.9%	2.7%	-5.2%	-6.2%
Total commercial	2.6%	0.0%	-3.2%	-2.8%
Personal:				
Automobile	-1.2%	-1.0%	0.6%	-1.2%
Homeowners	-8.1%	0.0%	-0.9%	-0.6%
Other personal	7.0%	0.8%	2.3%	1.4%
Total personal	-3.6%	-0.5%	0.1%	-0.9%
Total All Lines	**0.6%**	**-0.1%**	**-2.7%**	**-2.5%**

Table 3

Increase (Decrease) in Ultimate Claim Counts
Between the Years Ended December 31, 2008 and December 31, 2009

	Accident Years			
	2008	**2007**	**2006**	**2005**
Line of Business				
Commercial:				
Automobile	-3.1%	-0.9%	-0.2%	-0.1%
Workers compensation	-0.4%	0.5%	-0.3%	0.0%
Commercial multi-peril	-1.5%	1.0%	-0.4%	-1.2%
Other commercial	0.0%	-1.3%	0.0%	-0.7%
Total commercial	-2.0%	-0.2%	-0.3%	-0.3%
Personal:				
Automobile	0.8%	-0.2%	0.1%	0.0%
Homeowners	3.8%	0.1%	0.0%	0.0%
Other personal	1.8%	-0.5%	-0.1%	0.0%
Total personal	1.7%	-0.1%	0.0%	0.0%
Total All Lines	**-0.5%**	**-0.2%**	**-0.1%**	**-0.2%**

These tables illustrate that the changes to the Company's estimates of ultimate loss for prior accident years between December 31, 2008 and December 31, 2009 are primarily driven by the severity component of loss. In this context, the term "severity" does not refer to an actuarial assumption, rather, it refers to "severity" as a descriptive statistic derived from the ratio of estimated ultimate loss to estimated ultimate claim counts. In general, as estimates of the ultimate number of claims were relatively stable for the prior accident periods, the changes in estimates of ultimate loss are characterized as resulting from a reduction in severity.

In general, those lines of business with a relatively low underlying volume of data, such as other commercial lines and other personal lines, are subject to greater variability in both claim severity and claim count development.

The following table presents workers compensation claim count information for the total pooled business in which Harleysville Group participates and payment amounts which are Harleysville Group's pooling share of the total pooled amounts:

	For the Year Ended December 31, 2009	For the Year Ended December 31, 2008
	(dollars in thousands)	
Number of claims pending, beginning of period	5,367	5,328
Number of claims reported	6,674	8,487
Number of claims settled or dismissed	(7,298)	(8,448)
Number of claims pending, end of period	4,743	5,367
Losses paid	$ 62,956	$ 61,057
Loss settlement expenses paid	$ 14,141	$ 14,490

Workers compensation losses primarily consist of indemnity and medical costs for injured workers.

Harleysville Group records the actuarial best estimate of the ultimate unpaid losses and loss settlement expenses incurred. The estimate represents the actuarially determined expected amount of future payments on all loss and loss settlement expenses incurred on or before December 31, 2009. Actuarial loss reserving techniques and assumptions, which rely on historical information as adjusted to reflect current conditions, have been consistently applied, after including consideration of recent case reserve activity, during the periods presented. Changes in the estimate of the liability for unpaid losses and loss settlement expenses reflect actual payments and evaluations of new information and data since the last reporting date. These changes correlate with actuarial trends.

The following table presents the liability for unpaid losses and loss settlement expenses by case and incurred but not reported (IBNR) reserves by line of business and a statistically determined range of estimates of the ultimate unpaid losses and loss settlement expenses incurred for each line of business as of December 31, 2009. The range of estimates around the actuarial best estimates is statistically determined in order to provide information regarding the variability of the actuarial best estimates. The statistical analysis is completed only on a basis that is net of reinsurance recoverables, as this appropriately reflects Harleysville Group's risk profile based on the type and quality of its reinsurance. The range is determined using the Monte Carlo Simulation method. This method uses the Company's actual historical loss data to estimate the mean and standard deviation of a statistical distribution for future loss development. There have been no adjustments made to the historical data. The Company's application of the Monte Carlo Simulation assumes that loss development factors are normally distributed with a mean and standard deviation derived from the historical data.

Reserve ranges are determined using both paid and incurred loss development data with a 10,000 trial simulation run against each set of data for each line of business presented in the table below. Each simulation generates a unique set of loss development factors randomly generated from the normal distribution with mean and standard deviation as defined above. Each unique set of loss development factors, when applied to the data, produces a unique reserve estimate. At the completion of the simulation, there are 20,000 unique reserve estimates which can be ordered from lowest to highest creating a range of reserve estimates. The resulting range produced by the simulation is used to create a reasonable representation of a 90% confidence interval using the 5% point as the low end of the range and the 95% point as the high end of the range. The 90% confidence interval represents the range of reserve estimates for which there is approximately a 90% probability that the actual reserve amount (which will not be known for many years) is contained within the defined range. The total commercial lines range and total personal lines range were developed as separate simulations using the means and standard deviations of the individual lines as inputs. Therefore, the 90% confidence interval for all lines of business is smaller than the straight sum of the individual lines of business 90% intervals.

The use of this technique to analyze reserve ranges assumes historical data has validity in predicting future outcomes. This assumption is consistent with a key assumption underlying much of insurance pricing and reserving theory.

Liability for Unpaid Losses and Loss Settlement Expenses (LAE) at December 31, 2009

	Case	IBNR	LAE Liability	IBNR (Inc. LAE) (in thousands)	Total Liability	Statistically Determined Range of Estimates High	Low
Line of Business							
Commercial:							
Automobile	$ 106,164	$ 143,788	$ 52,426	$ 196,214	$ 302,378	$ 335,691	$ 210,463
Workers compensation	158,020	167,354	51,148	218,502	376,522	416,620	295,487
Commercial multi-peril	169,883	286,472	167,591	454,063	623,946	735,315	500,615
Other commercial	37,013	71,866	30,733	102,599	139,612	188,032	76,915
Total commercial	471,080	669,480	301,898	971,378	1,442,458	1,594,297	1,135,075
Personal:							
Automobile	33,892	29,652	13,690	43,342	77,234	84,376	63,997
Homeowners	11,802	16,457	7,147	23,604	35,406	37,728	23,994
Other personal	1,962	1,480	624	2,104	4,066	4,349	2,141
Total personal	47,656	47,589	21,461	69,050	116,706	124,887	93,277
Total net liability	518,736	717,069	323,359	1,040,428	1,559,164		
Reinsurance recoverables	143,579	78,935	614	79,549	223,128		
Gross liability	$ 662,315	$ 796,004	$ 323,973	$ 1,119,977	$ 1,782,292		

Reinsurance receivables were $226.8 and $212.7 million at December 31, 2009 and 2008, respectively. Of these amounts, $107.4 million and $112.0 million, respectively or 47% and 53%, respectively, of the receivables were due from governmental bodies, regulatory agencies or quasi governmental pools and reinsurance facilities where, Harleysville Group believes, there is limited credit risk. The remainder of the reinsurance recoverables are principally due from reinsurers rated A- or higher by the A.M. Best Company. Ceded reinsurance contracts do not relieve Harleysville Group's primary obligation to its policyholders. Consequently, an exposure exists with respect to reinsurance recoverables to the extent that any reinsurer is unable to meet its obligation or disputes the liabilities assumed under the reinsurance contract. From time to time, Harleysville Group may encounter such disputes with its reinsurers. In addition, the creditworthiness of our reinsurers could deteriorate in the future due to adverse events affecting the reinsurance industry, such as a large number of major catastrophes.

Because of the nature of insurance claims, there are uncertainties inherent in the estimates of ultimate losses. Harleysville Group's reorganization of its claims operation in recent years has resulted in new people and processes involved in settling claims. As a result, more recent statistical data reflects different patterns than in the past and gives rise to uncertainty as to the pattern of future loss settlements. There are uncertainties regarding future loss cost trends particularly related to medical treatments and automobile repair. Court decisions, regulatory changes and economic conditions can affect the ultimate cost of claims that occurred in the past. Accordingly, the ultimate liability for unpaid losses and loss settlement expenses will likely differ from the amount recorded at December 31, 2009.

The property and casualty industry has had substantial aggregate loss experience from claims related to asbestos-related illnesses, environmental remediation, product liability, mold, and other uncertain exposures. Harleysville Group has not experienced significant losses from such claims.

In October 2008, the Company extended certain provisions in its 1997 Stock Purchase Agreement of its subsidiary, Harleysville Insurance Company (HIC), in which the seller originally guaranteed the adequacy of HIC's acquired unpaid losses and loss settlement expense reserves, for an additional ten year period. The original agreement called for a final settlement of the guaranteed reserves based on reported reserves as of December 31, 2007. A final settlement is now to occur based on guaranteed reserves as of December 31, 2017. The extension has no material impact on the Company's financial statements.

Effective for one year from July 1, 2009, the Company's subsidiaries and the Mutual Company and its wholly owned subsidiaries renewed its catastrophe reinsurance which provides coverage ranging from 70% to 83% of up to $375.0 million in excess of a retention of $50.0 million for any given catastrophe. Harleysville Group's 2009 pooling share of this coverage would range from 70% to 83% of up to $300.0 million in excess of a retention of $40.0 million for any given catastrophe. Pursuant to the terms of the treaty, the maximum recovery would be $285.7 million for any catastrophe involving an insured loss equal to or greater than $425.0 million. Harleysville Group's 2009 pooling share of this maximum recovery would be $228.6 million for any catastrophe involving an insured loss of $340.0 million or greater. The treaty includes reinstatement provisions providing for coverage for a second catastrophe and requiring payment of an additional premium in the event of a first catastrophe occurring.

The income tax expense for the year ended December 31, 2009 includes the tax benefit of $11.1 million associated with tax-exempt income compared to $9.4 million in the prior year.

Underwriting expenses, including amortization of deferred policy acquisition costs, decreased $10.7 million for the year ended December 31, 2009 compared to the prior year, primarily due to a decrease in amortization of deferred acquisition costs due to the decrease in premiums earned.

2008 Compared to 2007

Premiums earned increased $85.5 million, or 10.3%, for the year ended December 31, 2008 due to the increase in the pool participation percentage effective January 1, 2008. Of the $85.5 million increase, $67.7 million, or 9.8%, was in commercial lines and $17.8 million, or 12.4%, was in personal lines. Excluding the impact of the change in the pool participation percentage, premiums earned decreased $6.4 million, or 0.8%, for the year ended December 31, 2008. This decrease of $6.4 million in premiums earned is due to a decrease of $8.1 million, or 1.2%, in premiums earned for commercial lines and an increase of $1.7 million, or 1.2%, in premiums earned for personal lines.

The decrease in premiums earned for commercial lines was primarily due to a decrease in the commercial auto line of business due to lower average premiums and a decrease in earned premiums assumed from involuntary pools. The increase in premiums earned for personal lines was primarily due to an increase in homeowners business due to higher average premiums, partially offset by a decrease in the personal auto line of business due to lower average premiums.

Investment income increased $2.7 million for the year ended December 31, 2008, primarily due to a higher level of invested assets, partially offset by a lower investment yield on fixed income securities and a greater percentage of fixed income securities invested in tax-exempt securities. The higher level of invested assets was primarily due to the investments received January 1, 2008 in connection with the pool change, partially offset by a decrease in investments due to the increase in shares repurchased under the Company's stock repurchase program.

Net realized investment gains (losses) decreased $60.7 million for the year ended December 31, 2008, primarily due to an increase in impairment charges in 2008.

In the third quarter of 2008, the Company recorded an impairment charge of $17.7 million on equity securities that it was planning to sell. There was an additional impairment charge of $30.9 million in the fourth quarter of 2008 on the equity securities, prior to their sale. The equity securities were sold in November 2008 to recover a portion of federal income taxes which were previously paid. In 2006, the Company sold all of its holdings of individual equity securities and invested in equity index funds. As a result of this transaction, the Company recognized a capital gain of approximately $40 million. Under existing federal income tax regulations, such taxes can be recovered in future periods to the extent capital losses are recognized. As a result of the decline in value of the equity index funds held by the Company during 2008, the duration of the impairment, the likelihood of near term recovery and the availability to carryback realized capital losses for federal income tax purposes upon their disposal, the Company determined that it was appropriate to sell the equity investments and recover a portion of the federal income taxes which were previously paid.

There were impairment charges of $16.4 million in non-equity securities in 2008 and $1.4 million in 2007. The 2008 impairment charges consisted of $5.4 million on Lehman Brothers bonds and $11.0 million on structured investment vehicles. The 2007 impairment charges consisted of $0.6 million on bonds and $0.8 million on a structured investment vehicle.

Income before income taxes decreased $92.0 million for the year ended December 31, 2008 compared to the prior year. The decrease was primarily due to the change in realized investment gains (losses) and underwriting losses in 2008 compared to underwriting gains in 2007, partially offset by the increase in investment income. The underwriting loss in 2008 was primarily due to greater catastrophe losses and greater non-catastrophe property losses.

Harleysville Group's statutory combined ratio increased to 100.3% for the year ended December 31, 2008 from 96.7% for the year ended December 31, 2007. The statutory combined ratio for 2008 includes a benefit of 0.4% due to the impact of the transfer of liabilities in connection with the pool change. This benefit results from the statutory treatment of the ceding commission paid on the unearned premiums transferred on January 1, 2008. Excluding the impact of the pool transfer, the statutory combined ratio increased to 100.7% for 2008. The increase in the combined ratio was due to higher catastrophe losses in 2008 and greater non-catastrophe property losses. Net catastrophe losses increased to $34.7 million (3.8 points) for 2008 from $9.2 million (1.1 points) for 2007. The 2008 catastrophe losses were primarily due to tornadoes and hail storms impacting Arkansas and Minnesota during the second quarter.

The statutory combined ratios by line of business for the year ended December 31, 2008 as compared to the year ended December 31, 2007 are shown below. The statutory combined ratios for 2008 are shown both including and excluding the impact of the pool transfer. The combined ratios excluding the pool transfer are shown, as they are prepared on a basis that is comparable to the combined ratios for 2007.

	For the Year Ended December 31,		
	2008	**2008**	**2007**
	Including the Impact of the Pool Transfer	**Excluding the Impact of the Pool Transfer**	
Commercial:			
Automobile	92.6%	93.1%	94.7%
Workers compensation	112.4%	112.9%	112.2%
Commercial multi-peril	104.1%	104.5%	97.8%
Other commercial	89.3%	89.6%	83.8%
Total commercial	100.4%	100.9%	97.5%
Personal:			
Automobile	95.7%	96.1%	99.7%
Homeowners	105.3%	105.8%	86.8%
Other personal	88.8%	88.7%	79.8%
Total personal	99.7%	100.1%	92.7%
Total personal and commercial	100.3%	100.7%	96.7%

The commercial lines statutory combined ratio increased to 100.4% for the year ended December 31, 2008 from 97.5% for the year ended December 31, 2007. Excluding the impact of the pool transfer, the commercial lines statutory combined ratio increased to 100.9% for the year ended December 31, 2008 from 97.5% for the year ended December 31, 2007. The increase in the commercial lines combined ratio for the year ended December 31, 2008 primarily relates to the higher incidence of catastrophe losses during this year (2.9 points) compared to the catastrophe losses in the prior year (0.7 points) and non-catastrophe property loss activity. The higher than average catastrophe experience primarily relates to losses associated with tornado activity in Arkansas during the second quarter and, to a lesser extent, losses from Hurricane Ike during the third quarter.

The personal lines statutory combined ratio increased to 99.7% for the year ended December 31, 2008 from 92.7% for the year ended December 31, 2007. Excluding the impact of the pool transfer, the personal lines statutory combined ratio increased to 100.1% for the year ended December 31, 2008 from 92.7% for the year ended December 31, 2007. The increase in the personal lines combined ratio for the year ended December 31, 2008 primarily

relates to the higher incidence of catastrophe losses during this year (7.7 points) compared to the catastrophe losses in the prior year (2.9 points) and non-catastrophe property loss activity. The higher than average catastrophe experience primarily relates to losses associated with a series of hail events in Minnesota during the second quarter.

The following table presents the increase (decrease) in the estimated ultimate loss and loss settlement expenses attributable to insured events of prior years for the year ended December 31, 2008 by line of business:

Increase (Decrease) in the Estimated Ultimate Loss and Loss Settlement Expenses Attributable to Insured Events of Prior Years For the Year Ended December 31, 2008

		Accident Years		
	Total	2007	2006	2005 and Prior Years
		(in thousands)		
Line of Business				
Commercial:				
Automobile	$ (19,549)	$ 534	$ (1,857)	$ (18,226)
Workers compensation	(1,361)	912	(2,860)	587
Commercial multi-peril	(1,236)	(737)	(822)	323
Other commercial	(3,151)	1,285	(2,751)	(1,685)
Total commercial	(25,297)	1,994	(8,290)	(19,001)
Personal:				
Automobile	(7,473)	861	(1,853)	(6,481)
Homeowners	(681)	1,173	(584)	(1,270)
Other personal	1,643	315	254	1,074
Total personal	(6,511)	2,349	(2,183)	(6,677)
Total net development	$ (31,808)	$ 4,343	$ (10,473)	$ (25,678)

In 2008, Harleysville Group recognized net favorable development of $31.8 million in the provision for insured events of prior years, primarily due to lower-than-expected claims severity broadly experienced across all casualty lines in accident years 2003 through 2006, partially offset by adverse development in accident year 2007 and accident years prior to 2003. A higher-than-expected level of claims severity was observed in accident year 2007 and led to the recognition of approximately $4.3 million of adverse development in this accident year during 2008.

A reduction in commercial automobile severity was observed during 2008 and led to the recognition of $19.5 million of favorable development in this line in 2008. Approximately $1.6 million of the favorable development experienced in this line during 2008 is related to the Company's involuntary pools.

A reduction in workers compensation severity in accident years 2003 through 2006 was observed during 2008 and led to the recognition of favorable development for those accident years in 2008. An increase in workers compensation medical severity in accident years 2002 and prior was observed during 2008 and led to the recognition of adverse development for those accident years in 2008. An increase in severity in accident year 2007 was observed in this line during 2008 and led to the recognition of $0.9 million of adverse development during the year. In total, $1.4 million in favorable development was recognized in the workers compensation line during 2008.

In the commercial multi-peril line of business, a reduction in severity in accident year 2006 and a reduction in claim frequency in accident year 2007 were observed during 2008 and contributed to the recognition of favorable development for those accident years in 2008. A slight increase in commercial multi-peril severity in the liability portion of the line in accident years prior to 2005 was observed during 2008 and contributed to the recognition of adverse development for those accident years in 2008. In total, $1.2 million in favorable development was recognized in the commercial multi-peril line during 2008.

A reduction in other commercial lines severity in accident years 2006 and prior was widely observed during 2008 and led to the recognition of $3.2 million of favorable development in this line during 2008.

A reduction in personal automobile severity in accident years 2006 and prior was observed during 2008. A slight increase in severity in accident year 2007 was observed in this line during 2008 and led to the recognition of $0.9 million of adverse development during the year. In total, $7.5 million of favorable development was recognized in the personal auto line during 2008.

A reduction in homeowners severity in accident years 2006 and prior was observed during 2008. A slight increase in claim severity and an increase in claim frequency in accident year 2007 was observed in this line during 2008 and led to the recognition of $1.2 million of adverse development during the year. In total, $0.7 million of favorable development was recognized in the homeowners line during 2008.

An increase in other personal lines severity was observed during 2008, primarily related to the emergence of a single $1.0 million claim in the third quarter. In total, $1.6 million of adverse development was recognized in other personal lines during 2008.

The income tax expense for the year ended December 31, 2008 includes the tax benefit of $9.4 million associated with tax-exempt income compared to $7.2 million in the prior year.

Underwriting expenses, including amortization of deferred policy acquisition costs, increased $28.6 million for the year ended December 31, 2008 compared to the prior year, primarily due to the pool change. Excluding the impact of the pool change, underwriting expenses decreased $2.9 million primarily due to a decrease in headcount resulting from on-going expense reduction initiatives and lower incentive compensation.

Other income decreased $4.2 million for the year ended December 31, 2008 primarily due to a $2.7 million gain realized on the sale of the Company's office building in Traverse City, Michigan in the second quarter of 2007 and a decrease of $1.1 million in fees received in connection with the National Flood Insurance Program.

New Accounting Standards

In December 2008, the Financial Accounting Standards Board (FASB) issued guidance on "Employers' Disclosures about Postretirement Benefit Plan Assets." This guidance requires disclosures about plan assets in an employers' defined benefit pension plan or other postretirement plan to provide users of financial statements with an understanding of how investment allocation decisions are made, the major categories of plan assets, the inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and significant concentrations of risk within plan assets. This guidance was effective for fiscal years ending after December 15, 2009. The adoption of this guidance did not have an impact on the Company's results of operations or financial position.

In April 2009, the FASB issued guidance on "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly." This provided additional guidance for estimating fair value in accordance with FASB Accounting Standards Codification (ASC) 820 on fair value measurements when the volume and level of activity for the asset or liability have significantly decreased and provided guidance on identifying circumstances that indicate a transaction is not orderly. This guidance lists a series of factors which should be evaluated to determine whether there has been a significant decrease in the volume and level of activity for the asset or liability when compared with normal market activity for the asset or liability. If the reporting entity concludes there has been a significant decrease in the volume and level of activity for the asset or liability, transactions or quoted prices may not be determinative of fair value and further analysis of the transactions or quoted prices is needed, and a significant adjustment to the transactions or quoted prices may be necessary to estimate fair value. A reporting entity should also evaluate the circumstances to determine whether the transaction is orderly based on the weight of the evidence. This guidance is effective for interim and annual reporting periods ending after June 15, 2009, with prospective application. The adoption of this guidance did not have a material impact on the Company's results of operations or financial position.

In April 2009, the FASB issued guidance on "Recognition and Presentation of Other-Than-Temporary Impairments." This guidance amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments

on debt and equity securities in the financial statements. For debt securities that have fair values less than their amortized cost, this guidance modifies the prior requirements that to avoid recognizing an other-than-temporary impairment, management must assert that it has both the intent and ability to hold a security for a period of time sufficient to allow for an anticipated recovery in its fair value to its amortized cost basis. Instead, an entity should assess whether the entity (a) has the intent to sell the debt security or (b) more likely than not will be required to sell the debt security before its anticipated recovery. An entity must recognize an other-than-temporary impairment if either of these conditions is met. Also, if an entity does not expect to recover the entire amortized cost basis of a security, an other-than-temporary impairment shall be considered to have occurred. If the entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security before recovery of its amortized cost basis less any current period credit loss, the other-than-temporary impairment shall be separated into (a) the amount representing the credit loss, which is recognized in earnings, and (b) the amount related to all other factors, which is recognized in other comprehensive income. This guidance is effective for interim and annual reporting periods ending after June 15, 2009. Adoption of this guidance did not have a material impact on the Company's results of operations or financial position.

In May 2009, the FASB issued guidance on "Subsequent Events." This guidance establishes general standards of accounting for, and requires disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This guidance is effective for interim or annual periods ending after June 15, 2009. This guidance was updated in February 2010 to remove the requirement for an SEC filer, as defined, to disclose the date through which subsequent events have been evaluated. Adoption of this guidance did not have a material impact on the Company's results of operations or financial position.

In June 2009, the FASB issued guidance on "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles" which established the FASB Accounting Standards Codification as the single source of authoritative accounting principles in the preparation of financial statements in conformity with U.S. GAAP. This guidance also explicitly recognized rules and interpretive releases of the U.S. Securities and Exchange Commission ("SEC") under federal securities laws as authoritative GAAP for SEC registrants. This guidance was effective for financial statements issued for periods ending after September 15, 2009. The adoption of this guidance did not have an impact on the Company's results of operations or financial position.

In June 2009, the FASB issued guidance which replaces the quantitative-based risks and rewards calculation for determining whether an enterprise is the primary beneficiary in a variable interest entity with an approach that is primarily qualitative, and requires ongoing assessments of whether an enterprise is the primary beneficiary of a variable interest entity. The guidance, which is effective for financial statements issued for fiscal years beginning after November 15, 2009, also requires additional disclosures about an enterprise's involvement in variable interest entities. The adoption of this guidance is not expected to have a material impact on the Company's results of operations or financial position.

Liquidity and Capital Resources

Liquidity is a measure of the ability to generate sufficient cash to meet cash obligations as they come due. Harleysville Group's primary sources of cash are premium income, investment income and maturing investments. Cash outflows can be variable because of uncertainties regarding settlement dates for liabilities for unpaid losses and because of the potential for large losses, either individually or in the aggregate. Accordingly, Harleysville Group maintains investment and reinsurance programs generally intended to provide adequate funds to pay claims without forced sales of investments. Harleysville Group models its exposure to catastrophes and has the ability to pay claims without selling held to maturity securities even for events having a low (less than 1%) probability. Even in years of greater catastrophe frequency, Harleysville Group generally has been able to pay claims without liquidating any investments. Harleysville Group has also considered scenarios of declines in revenue and increases in loss payments, and believes it has the ability to meet cash requirements under such scenarios without selling held to maturity securities. Harleysville Group's policy with respect to fixed maturity investments is to purchase only those that are of investment grade quality.

Net cash provided by operating activities was $105.4 million and $197.0 million for 2009 and 2008, respectively. The decrease of $91.6 million is primarily due to the $82.6 million received in 2008 in connection with the increase in pool participation effective January 1, 2008. The remaining decrease of $9.0 million is primarily due to a decrease in underwriting cash flow, a decrease in investment income, and a change in the affiliate balance, partially offset by a decrease in federal income tax payments.

Net cash used by investing activities was $53.3 million and $80.9 million for 2009 and 2008, respectively. The change is primarily due to lower net purchases of investments due to the decrease in net cash provided by operating activities, partially offset by the decrease in cash used by financing activities.

Financing activities used net cash of $52.2 million and $116.4 million for 2009 and 2008, respectively. The decrease is primarily due to a decrease in the purchase of treasury stock in 2009.

Harleysville Group's investment strategy is designed to complement and support the insurance operations. Harleysville Group considers projected cash flow (premiums, investment income, reinsurance programs, liability payout patterns, general expenses, large seasonal obligations, intercompany transfers, etc.) to assure that sufficient liquidity exists within Harleysville Group and the Mutual Company. Maintaining a regular maturity schedule in readily marketable securities is an essential part of addressing liquidity. This regular maturity schedule is maintained in all interest rate environments. After-tax yield will be maximized consistent with safety and liquidity considerations by investment in taxable or tax-exempt securities, depending on Harleysville Group's tax position.

The Company had $29.1 million of cash and marketable securities at December 31, 2009, which are available for general corporate purposes including dividends, debt service, capital contributions to subsidiaries, acquisitions and the repurchase of stock. In June 2007, the Company's Board of Directors authorized a stock repurchase plan under which up to 1.6 million shares of its outstanding common stock could be repurchased through an open market purchase program. The Company was authorized to repurchase shares from the Mutual Company, which owned 53% of the Company's stock at that time, at fair market value terms on the date of purchase and from the public float in amounts that were proportional to the respective ownership percentages of the Mutual Company and the public float as of the authorization date. This program was completed on July 18, 2007. On August 1, 2007, the Board of Directors authorized the Company to repurchase an additional 1.6 million shares of its outstanding common stock over a two year period under terms similar to the first repurchase authorization. This program was completed on May 16, 2008. On May 20, 2008, the Board of Directors authorized the Company to repurchase up to an additional 1.5 million shares of its outstanding common stock over a two year period under terms similar to the first repurchase authorization. This program was completed on November 20, 2008. On February 19, 2009, the Board of Directors authorized the Company to repurchase up to an additional 800,000 shares of its outstanding common stock over a two year period in the open market or in privately negotiated transactions. Additionally, the Board authorized the Company to make purchases under the terms of a Rule 10b5-1 trading plan, which allows the Company to purchase its shares at times when it ordinarily would not be in the market because of self-imposed trading blackout periods, such as the time preceding its quarterly earnings releases, or because its officers are in possession of material, non-public information. The Company repurchased shares in open market transactions from the public float, and did not repurchase shares from the Mutual Company. This program was completed on June 15, 2009. On July 30, 2009 the Board of Directors authorized the Company to repurchase up to an additional 800,000 shares of its outstanding common stock over a two year period under terms similar to the repurchase authorization of February 19, 2009. The Company currently intends to repurchase shares in open market transactions from the public float, and not repurchase shares from the Mutual Company. As of March 3, 2010, the Company had repurchased 358,081 shares under this authorization, leaving 441,919 shares authorized to be repurchased. Harleysville Group has no other material commitments for capital expenditures as of December 31, 2009.

As a holding company, the Company's principal source of cash for the payment of dividends is dividends from its insurance subsidiaries. The Company's insurance subsidiaries are subject to state laws that restrict their ability to pay dividends. The Company's insurance subsidiaries declared dividends of $57.0 million and paid dividends of $27.5 million to the Company in 2009. Dividends of $109.9 million were declared and paid to the Company in 2008. Dividends of $53.2 million which were declared in 2007 were also paid to the Company in 2008.

Applying the current regulatory restrictions as of December 31, 2009, $91.1 million would be available for distribution to the Company by its subsidiaries after December 10, 2010 without prior regulatory approval. See the Business-Regulation section of this Annual Report on Form 10-K, which includes a reconciliation of net income and shareholders' equity as determined under statutory accounting practices to net income and shareholders' equity as determined in accordance with accounting principles generally accepted in the United States of America. Also, see Note 8 of the Notes to Consolidated Financial Statements.

The National Association of Insurance Commissioners (NAIC) adopted risk-based capital (RBC) standards that require insurance companies to calculate and report statutory capital and surplus needs based on a formula measuring underwriting, investment and other business risks inherent in an individual company's operations. These RBC standards have not affected the operations of Harleysville Group since each of the Company's insurance subsidiaries has statutory capital and surplus in excess of RBC requirements.

These RBC standards require the calculation of a ratio of total adjusted capital to Authorized Control Level. Insurers with a ratio below 200% are subject to different levels of regulatory intervention and action. Based upon their 2009 statutory financial statements, the ratio of total adjusted capital to the Authorized Control Level for the Company's eight insurance subsidiaries at December 31, 2009 ranged from 471% to 696%.

The following summarizes Harleysville Group's contractual obligations at December 31, 2009.

	Total	Less Than 1 Year	1-3 Years	4-5 Years	More than 5 Years
			(in thousands)		
Contractual obligations:					
Debt	$ 118,500		$ 18,500	$ 100,000	
Interest on debt	$ 20,659	$ 5,883	$ 11,661	$ 3,115	
Gross liability for unpaid losses and loss settlement expenses	$ 1,782,292	$ 451,440	$ 514,853	$ 248,348	$ 567,651
Total	$ 1,921,451	$ 457,323	$ 545,014	$ 351,463	$ 567,651

The table above does not include capital lease obligations, operating lease obligations or purchase obligations as they are either not applicable or not material. The timing of the amounts for the gross liability for unpaid losses and loss settlement expenses is an estimate based on historical experience and expectations of future payment patterns. However, the timing of these payments may vary significantly from the amounts stated above.

Property and casualty insurance premiums are established before the amount of losses and loss settlement expenses, or the extent to which inflation may affect such expenses, are known. Consequently, Harleysville Group attempts, in establishing rates, to anticipate the potential impact of inflation. In the past, inflation has contributed to increased losses and loss settlement expenses.

Risk Factors

You should consider carefully the following risks, as well as the other information contained in this 2009 Annual Report on Form 10-K. If any of the following events described in the risk factors below actually occur, our business, financial condition and results of operations could be materially adversely affected. You should refer to the other information set forth in this 2009 Annual Report on Form 10-K including our consolidated financial statements and the related notes.

Risks Related to the Property and Casualty Insurance Industry Generally

If our estimated liability for losses and loss settlement expenses is incorrect, our reserves may not be adequate to cover our ultimate liability for losses and loss settlement expenses and may have to be increased.

We are required to maintain loss reserves for our estimated liability for losses and loss settlement expenses associated with reported and unreported claims for each accounting period. We regularly review our reserving techniques and our overall amount of reserves and, based on our estimated liability, raise or lower the levels of our reserves accordingly. If our estimates are incorrect and our reserves are inadequate, we are obligated to increase our reserves. An increase in reserves results in an increase in losses and a reduction in our net income for the period in which the deficiency in reserves is identified. Accordingly, an increase in reserves could have a material adverse effect on our results of operations, liquidity and financial condition. Our reserve amounts are estimated based on what we expect our ultimate liability for losses and loss settlement expenses to be. These estimates are based on facts and circumstances of which we are aware, predictions of future events, trends in claims severity and frequency and other subjective factors. Although we use a number of actuarial methods to project our ultimate liability, there is no method that can always exactly predict our ultimate liability for losses and loss settlement expenses.

In addition to reviewing our reserving techniques, as part of our reserving process we also consider:

- information regarding each claim for losses;
- our loss history and the industry's loss history;
- legislative enactments, judicial decisions and legal developments regarding damages;
- changes in political attitudes; and
- trends in general economic conditions, including inflation.

If certain catastrophic events occur, including increased claims related to changing climate conditions, they could have a significant impact on our operating results and financial condition.

Results of property insurers are subject to weather and other events prevailing in any given year. While one year may be relatively free of major weather or other disasters, another year may have numerous such events causing results for that year to be materially worse than for other years.

Our insurance subsidiaries have experienced, and are expected in the future to experience, catastrophe losses. It is possible that a catastrophic event or a series of multiple catastrophic events could have a material adverse effect on the operating results and financial condition of our insurance subsidiaries, thereby limiting the ability of our insurance subsidiaries to pay dividends to us. In the last 11 years, the largest non-flood catastrophe to affect our results of operations was Hurricane Floyd in the third quarter of 1999, which resulted in $15.1 million of losses. In 2008, we experienced losses totaling $34.7 million from thirty-two different catastrophes.

Various events can cause catastrophes, including severe winter weather, hurricanes, windstorms, earthquakes, hail, war, terrorism, explosions and fires. The frequency and severity of these catastrophes are inherently unpredictable. The extent of losses from a catastrophe is a function of both the total amount of insured exposures in the area affected by the event and the severity of the event.

Our insurance subsidiaries seek to reduce the impact on our business of a catastrophe through geographic diversification and through the purchase of reinsurance covering various categories of catastrophes, which generally excludes terrorism. Nevertheless, reinsurance may prove inadequate if:

- a major catastrophic loss exceeds the reinsurance limit or
- an insurance subsidiary pays a number of smaller catastrophic loss claims that, individually, fall below the subsidiary's retention level.

In addition, we use models developed by third party vendors in assessing our property exposure to catastrophe losses that assume various conditions and probability scenarios. These models do not necessarily accurately predict future losses.

We are heavily regulated in the states in which we operate and if we violate those regulations or if the regulations unreasonably restrict our ability to do business, or if they change significantly, it could have a material adverse effect on our business.

We are subject to extensive supervision and regulation in the states in which we transact business. The purpose of supervision and regulation is to protect individual policyholders and not stockholders or other investors. Our business can be adversely affected by private passenger automobile insurance regulations and any other regulations affecting property and casualty insurance companies. For example, laws and regulations can reduce or set rates at levels that we do not believe are adequate for the risks we insure. Other laws and regulations can limit our ability to cancel or refuse to renew policies and require us to offer coverage to all consumers. Changes in laws and regulations, or their interpretations, pertaining to insurance, including workers compensation, may also have a material adverse effect on our business. Although the federal government does not directly regulate the insurance industry, federal initiatives, such as federal terrorism backstop legislation, from time to time, also can impact the insurance industry.

In addition, proposals intended to control the cost and availability of health care services have been debated in the U.S. Congress and state legislatures. Although we do not write health insurance, rules affecting health care services can affect other insurance that we write, including workers compensation and commercial and personal automobile and liability insurance. We cannot determine whether or in what form health care reform legislation may be adopted by the U.S. Congress or any state legislature. We also cannot determine the nature and effect, if any, that the adoption of health care legislation or regulations, or changing interpretations, at the federal or state level would have on us.

If demand for property and casualty insurance decreases, it could have a material adverse impact on our business.

Historically, the results of the property and casualty insurance industry have been subject to significant fluctuations over time due to competition and due to unpredictable developments, including:

- natural and man-made disasters;
- fluctuations in interest rates and other changes in the investment environment that affect returns on our investments;
- inflationary pressures that affect the size of losses; and
- legislative and regulatory changes and judicial decisions that affect insurers' liabilities.

The demand for property and casualty insurance, particularly commercial lines, also can vary with the overall level of economic activity. Any of the foregoing could reduce the demand for property and casualty insurance, which would have a material adverse effect on our business, including on the amount of premiums earned in any fiscal quarter or fiscal year.

If we are unable to reduce our exposure to risks through reliable reinsurance or if the cost of reinsurance increases, our risk of loss, or the cost of controlling our risk of loss, will increase.

We transfer a portion of our exposure to selected risks to other insurance and reinsurance companies through reinsurance arrangements. Under our reinsurance arrangements, another insurer assumes a specified portion of our losses and loss adjustment expenses in exchange for a specified portion of policy premiums. The availability, amount and cost of reinsurance depend on market conditions and may vary significantly. Any decrease in the amount of our reinsurance will increase our risk of loss. Furthermore, we face a credit risk when we obtain reinsurance because we are still liable for the transferred risks if the reinsurer cannot meet the transferred obligations. Therefore, the inability of any of our reinsurers to meet its financial obligations could materially and adversely affect our financial condition and results of operations.

The threat of terrorism and military and other actions may result in decreases in our net income, revenue and assets under management and may materially adversely affect our investment portfolio.

The threat of terrorism, both within the United States and abroad, and military and other actions and heightened security measures in response to these types of threats, may cause significant volatility and declines in the equity markets in the United States, Europe and elsewhere, as well as loss of life, property damage, additional disruptions to commerce and reduced economic activity. Actual terrorist attacks could cause losses from insurance claims related to the property and casualty insurance operations of Harleysville Group, as well as a decrease in our shareholders' equity, net income and/or revenue. The effects of changes related to Harleysville Group may result in a decrease in our stock price. The Terrorism Risk Insurance Act of 2002, which was originally extended in 2005 and extended again in 2007, requires that some coverage for terrorist loss be offered by primary property insurers and provides Federal assistance for recovery of claims through 2014. In addition, some of the assets in our investment portfolio may be materially adversely affected by declines in the equity markets and economic activity caused by the continued threat of terrorism, ongoing military and other actions and heightened security measures.

We cannot predict at this time whether and the extent to which industry sectors in which we maintain investments may suffer losses as a result of potential decreased commercial and economic activity, or how any such decrease might impact the ability of companies within the affected industry sectors to pay interest or principal on their securities, or how the value of any underlying collateral might be affected.

We can offer no assurances that the threats of future terrorist-like events in the United States and abroad or military actions by the United States will not have a material adverse effect on our business, financial condition or results of operations.

Certain changes in the accounting standards issued by the Financial Accounting Standards Board or other standard-setting bodies could have a material adverse impact on our reported net income.

We are subject to the application of U.S. GAAP and other accounting standards, which are periodically revised and/or expanded. As such, we are required to adopt new or revised accounting standards issued by recognized authoritative bodies, including the Financial Accounting Standards Board. It is possible that future changes required to be adopted could change the current accounting treatment that we apply and such changes could result in material adverse impacts on our results of operations and financial condition.

If our investments lose value, our revenues, earnings and financial position will be materially adversely affected.

Like many other property and casualty insurance companies, we depend on income from our investment portfolio for a significant portion of our revenues and earnings. Any significant decline in our investment income as a result of falling interest rates, decreased dividend payment rates or general market conditions would have a material adverse effect on our results. Any significant decline in the market value of our investments would reduce our shareholders' equity and our policyholders' surplus, which could impact our ability to write additional business.

The volatility and disruption of the capital and credit markets and adverse changes in the global economy may negatively impact our business.

Adverse capital and credit market conditions could affect our ability to meet liquidity needs, as well as our access to capital and cost of capital. Further, if adverse regional, national or international economic conditions persist or worsen, we could experience decreased revenues and shareholders' equity.

The capital and credit markets have been experiencing extreme volatility and disruption for more than 12 months. The volatility and disruption in the markets have exerted downward pressure on the availability of liquidity and credit capacity for certain issuers. Our results of operations, financial condition, cash flows and statutory capital position could be materially adversely affected by continued disruptions in the capital and credit markets.

Continued deterioration in the public debt and equity markets could lead to investment losses.

The severe downturn in the public debt and equity markets in 2008, reflecting uncertainties associated with the mortgage crisis, worsening economic conditions, widening of credit spreads, bankruptcies and government intervention in large financial institutions, has resulted in significant realized and unrealized losses in our investment portfolio in the past. Depending on market conditions going forward, we could incur substantial additional realized and unrealized losses in future periods, which could have a material adverse impact on our results of operations, financial condition, debt and financial strength ratings and ability to access capital markets.

If our financial strength ratings are reduced, we may be materially adversely impacted.

Insurance companies are subject to financial strength ratings produced by external rating agencies. Higher ratings generally indicate greater financial stability and a stronger ability to pay claims. Ratings are assigned by rating agencies to insurers based upon factors that they believe are relevant to policyholders. Ratings are not recommendations to buy, hold or sell our securities.

Although other agencies cover the property and casualty industry, we believe our ability to write business is most influenced by our financial strength rating from A. M. Best. According to A. M. Best, its ratings are designed to assess an insurer's financial strength and ability to meet ongoing policyholder obligations. Currently, our rating from A. M. Best is "A-", or "excellent," with a positive outlook. A rating below "A-" from A. M. Best could materially adversely affect the business we write. Both Moody's and Standard & Poor's also assign financial strength ratings to the Company. Our Moody's rating is A3 and our Standard & Poor's rating is A-. While we consider our financial strength ratings from these rating agencies important, we believe that they have less impact on our business compared to our financial strength rating from A. M. Best.

In addition to being assigned financial strength ratings, the Company is also assigned credit ratings. We consider our credit ratings from Moody's and Standard & Poor's to be most important with regard to our ability to access capital markets. Our current credit rating from Moody's is Baa2 with a stable outlook while our Standard & Poor's credit rating is BBB- with a stable outlook. We cannot be sure we will maintain our current investment grade credit ratings. An unfavorable change in our Moody's or Standard & Poor's credit rating to below investment grade could make it more expensive for us to access capital markets.

Risks Related to Our Company in Particular

We face significant competition from other regional and national insurance companies, agents and from self-insurance, which may result in lower revenues.

We compete with local, regional and national insurance companies, including direct writers of insurance coverage. Many of these competitors are larger than we are and many have greater financial, technical and operating resources. In addition, we face competition within each insurance agency that sells our insurance because we sell through independent agencies that represent several insurance companies.

The property and casualty insurance industry is highly competitive on the basis of product, price and service. If our competitors offer products with more coverage, or price their products more aggressively, our ability to grow or renew our business may be materially adversely impacted. There are more than 200 groups writing property and casualty insurance in the United States, and we rank among the top 60 in size. Our most significant competitors vary significantly in our different lines of business and in the geographic markets in which we compete. The Internet also could emerge as a significant source of new competition, both from existing competitors using their brand name and resources to write business through this distribution channel and from new competitors.

We also face competition because of entities that self-insure, primarily in the commercial insurance market. From time to time, certain of our customers and potential customers may examine the benefits and risks of self-insurance and other alternatives to traditional insurance.

A number of new, proposed or potential legislative or industry developments could further increase competition in the property and casualty insurance industry. These developments include:

- programs in which state-sponsored entities provide property insurance in catastrophe-prone areas or other alternative market types of coverage; and
- changing practices caused by the Internet, which have led to greater competition in the insurance business and, in some cases, greater expectations for customer service.

New competition from these developments could cause the supply or demand for insurance to change, which could materially adversely affect our results of operations and financial condition.

If adverse conditions in the eastern and midwestern United States exist, our business would be disproportionately impacted.

We primarily write property and casualty insurance business in the eastern and midwestern United States. Consequently, unusually severe storms or other natural or man-made disasters that destroy property in these states could materially adversely affect our operations. Our revenues and profitability also are subject to prevailing economic and regulatory conditions in the states in which we write insurance. We may be exposed to risks of adverse developments that are greater than if we conducted business nationwide.

We depend on independent insurance agents, which exposes us to risks not applicable to companies with dedicated agents.

We market and sell our insurance products through independent, non-exclusive insurance agencies. These agencies are not obligated to sell our insurance products, and generally they also sell our competitors' insurance products. As a result, our business depends in part on the marketing and sales efforts of these agencies. If we diversify and expand our business geographically, then we may need to expand our network of agencies to successfully market

our products. If these agencies fail to market our products successfully, our business may be materially adversely impacted. Also, independent agents may decide to sell their businesses to banks, other insurance agencies or other businesses. Changes in ownership of agencies, or expansion of agencies through acquisition, could adversely affect an agency's ability to control growth and profitability, thereby adversely affecting our business.

If our insurance subsidiaries are not able to pay adequate dividends to us, our ability to meet our obligations and pay dividends would be adversely affected.

Our principal assets are the shares of capital stock of our insurance company subsidiaries. We principally rely on dividends from our insurance company subsidiaries to meet our obligations for paying principal and interest on outstanding debt obligations and for paying corporate expenses and dividends to stockholders. The payment of dividends by our insurance company subsidiaries is subject to regulatory restrictions and will depend on the surplus and future earnings of these subsidiaries, as well as other regulatory restrictions. As a result, we may not be able to receive dividends from these subsidiaries at times and in amounts necessary to meet our obligations or to allow us to pay dividends.

If insurance regulators determine that payment of a dividend to an affiliate would be detrimental to an insurance subsidiary's policyholders or creditors, because of the financial condition of the insurance subsidiary or otherwise, the regulators may block dividends to affiliates that would otherwise be permitted without prior approval.

Our subsidiaries are permitted under the terms of our debt agreement for our $100 million notes due 2013 to incur additional indebtedness that may restrict or prohibit the making of distributions, the payment of dividends or the making of loans by our subsidiaries to us. We cannot assure you that the agreements governing the current and future indebtedness of our subsidiaries will permit our subsidiaries to provide us with sufficient dividends, distributions or loans to fund payments on these notes when due.

Although we have paid cash dividends in the past, we may not be able to pay cash dividends in the future.

We have a history of paying dividends to our stockholders when sufficient cash is available. However, future cash dividends will depend upon our results of operations, financial condition, cash requirements and other factors, including the ability of our subsidiaries to make distributions to us, which ability is restricted in the manner previously discussed in this section. Also, there can be no assurance that we will continue to pay dividends even if the necessary financial conditions are met and if sufficient cash is available for distribution.

If our use of predictive modeling is not effective, our business could be materially adversely impacted.

We use predictive modeling in underwriting a significant portion of our commercial lines business. We believe this tool allows us to more accurately match underwriting risk with pricing to operate more profitably. If the model does not accurately reflect the level of losses that we ultimately will incur, our ability to write business and our financial results could be materially adversely affected.

If our technology initiatives are not successful, or the benefits are not realized, our business could be materially adversely affected.

Our businesses are increasingly dependent on technology. Our inability to anticipate or manage problems with technology, or fully realize the expected benefits from investments in technology, could materially adversely affect our ability to write business and could materially adversely impact our financial results.

If we lose our key personnel our business could be materially adversely affected.

The success of our business is dependent, to a large extent, on our ability to attract and retain key employees, in particular our senior officers and key management, sales, information systems, underwriting, claims and corporate personnel. Competition to attract and retain key personnel is intense. Although we have change in control agreements with a number of key managers, in general, we do not have employment contracts or non-compete arrangements with, or key person insurance covering, our employees, including our key employees.

Applicable insurance laws and certain provisions in our certificate of incorporation make it difficult to effect a change of control of our Company, and the Mutual Company has significant influence over potential change of control transactions, which could affect our share value.

Under applicable insurance laws and regulations of the states in which our subsidiaries are domiciled, no person may acquire control of us unless that person has filed a statement containing specified information with the insurance commissioner of each state and obtains advance approval for such acquisition. Under applicable laws and regulations, any person acquiring, directly or indirectly (by revocable proxy or otherwise), 10% or more of the voting stock of any other person is presumed to have acquired control of such person, and a person who beneficially acquires 10% or more of our common stock without obtaining advance approval of the insurance commissioner of each state would be in violation of applicable insurance laws and would be subject to injunctive action requiring disposition or seizure of the shares and prohibiting the voting of such shares, as well as other action determined by the insurance commissioner of each such state.

In addition, many state insurance laws require prior notification to the state insurance department of a change of control of a non-domiciliary insurance company licensed to transact an insurance business in that state. Although these pre-notification statutes do not authorize the state insurance departments to disapprove the change of control, they authorize regulatory action – including a possible revocation of our authority to do business – in the affected state if particular conditions exist such as undue market concentration. Any future transactions that would constitute a change of control of us may require prior notification in the states that have pre-acquisition notification laws.

As of December 31, 2009, the Mutual Company owned approximately 53% of our outstanding common stock. The Mutual Company's stock ownership and ability, by reason of such ownership, to elect our board of directors, provides it with significant influence over potential change of control transactions. Further, Section 203 of the Delaware General Corporation Law provides that if a person acquires 15% or more of our voting stock, the person is an "interested stockholder" and may not engage in "business combinations" with us for a period of three years from the time the person acquired 15% or more of our voting stock, subject to certain exceptions. Section 203 may discourage a potential change of control transaction. Our Board of Directors is divided into three classes (A, B and C). The current three-year terms of Class A, B and C directors expire in 2010, 2012 and 2011, respectively. This classification of our Board of Directors could have the effect of discouraging a potential change in control transaction.

Finally, our certificate of incorporation permits our board of directors to issue up to one million shares of preferred stock having such terms, including voting rights, as the board of directors shall fix and determine.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

Interest Rate Risk

Harleysville Group's exposure to market risk for changes in interest rates is concentrated in its investment portfolio and, to a lesser extent, its debt obligations. Harleysville Group monitors this exposure through periodic reviews of asset and liability positions. Estimates of cash flows and the impact of interest rate fluctuations relating to the investment portfolio are modeled regularly.

Principal cash flows and related weighted-average interest rates by expected maturity dates for financial instruments sensitive to interest rates are as follows:

	December 31, 2009	
	Principal Cash Flows	Weighted-Average Interest Rate
	(dollars in thousands)	
Fixed maturities and short-term investments:		
2010	$ 388,008	3.13%
2011	224,127	5.42%
2012	246,271	5.16%
2013	231,305	4.93%
2014	217,845	4.59%
Thereafter	1,006,425	5.11%
Total	$ 2,313,981	
Fair value	$ 2,460,493	
Debt:		
2012	$ 18,500	0.72%
2013	100,000	5.75%
Total	$ 118,500	
Fair value	$ 118,475	

Actual cash flows may differ from those stated as a result of calls and prepayments.

Equity Price Risk

Harleysville Group's portfolio of equity securities, which is carried on the balance sheet at fair value, has exposure to price risk. Price risk is defined as the potential loss in fair value resulting from an adverse change in prices. Portfolio characteristics are analyzed regularly and price risk is actively managed through a variety of techniques.

The combined total of realized and unrealized equity investment gains (losses) was $46.4 million, $(53.7) million and $3.5 million in 2009, 2008 and 2007, respectively. During these three years, the largest total equity investment gain and (loss) in a quarter was $25.4 million (3rd quarter 2009) and $(26.4) million (4th quarter 2008), respectively.

Item 8. Financial Statements and Supplementary Data.

	Page
Consolidated Financial Statements	
Consolidated Balance Sheets as of December 31, 2009 and 2008	52
Consolidated Statements of Income for Each of the Years in the Three-year Period Ended December 31, 2009	53
Consolidated Statements of Shareholders' Equity for Each of the Years in the Three-year Period Ended December 31, 2009	54
Consolidated Statements of Cash Flows for Each of the Years in the Three-year Period Ended December 31, 2009	56
Notes to Consolidated Financial Statements	57
Report of Independent Registered Public Accounting Firm	85

HARLEYSVILLE GROUP
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 31, 2009	December 31, 2008
Assets		
Investments:		
Fixed maturities:		
Held to maturity, at amortized cost (fair value $213,838 and $250,798)	$ 204,284	$ 246,855
Available for sale, at fair value (amortized cost $2,036,993 and $1,889,778)	2,130,179	1,914,051
Equity securities, at fair value (cost $137,150 and $96,004)	186,395	98,815
Short-term investments, at cost, which approximates fair value	116,476	210,682
Other invested assets, at cost, which approximates fair value	2,480	3,189
Total investments	2,639,814	2,473,592
Cash	126	146
Receivables:		
Premiums	141,486	142,602
Reinsurance	226,781	212,654
Accrued investment income	26,058	25,630
Total receivables	394,325	380,886
Deferred policy acquisition costs	111,649	110,339
Prepaid reinsurance premiums	48,314	41,481
Property and equipment, net	13,579	12,511
Deferred income taxes	21,429	68,892
Other assets	72,750	67,471
Total assets	$ 3,301,986	$ 3,155,318
Liabilities and Shareholders' Equity		
Liabilities:		
Unpaid losses and loss settlement expenses (affiliate $257,562 and $278,841)	$ 1,782,292	$ 1,767,601
Unearned premiums (affiliate $44,275 and $68,748)	484,510	484,560
Accounts payable and accrued expenses	130,780	119,063
Due to affiliate	13,276	12,960
Debt (affiliate $18,500 and $18,500)	118,500	118,500
Total liabilities	2,529,358	2,502,684
Shareholders' equity:		
Preferred stock, $1 par value, authorized 1,000,000 shares; none issued		
Common stock, $1 par value, authorized 80,000,000 shares; issued 2009, 34,583,182 and 2008, 34,254,581 shares; outstanding 2009, 27,615,120 and 2008, 28,156,672 shares	34,583	34,254
Additional paid-in capital	245,636	231,715
Accumulated other comprehensive income (loss)	62,276	(17,390)
Retained earnings	640,593	589,146
Treasury stock, at cost, 6,968,062 and 6,097,909 shares	(210,460)	(185,091)
Total shareholders' equity	772,628	652,634
Total liabilities and shareholders' equity	$ 3,301,986	$ 3,155,318

See accompanying notes to consolidated financial statements.

HARLEYSVILLE GROUP
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)

	Year Ended December 31,		
	2009	2008	2007
Revenues:			
Premiums earned from affiliate (ceded to affiliate, $730,699, $761,751 and $753,806)	$ 858,500	$ 918,515	$ 833,024
Investment income, net of investment expense	106,649	113,555	110,827
Realized investment gains (losses), net:			
Total other-than-temporary impairment losses	(1,548)	(65,032)	(1,375)
Portion of loss recognized in other comprehensive income	—	—	—
Other realized investment gains, net	3,841	5,191	2,250
Total realized investment gains (losses), net	2,293	(59,841)	875
Other income (affiliate $6,451, $7,324 and $7,888)	13,178	13,087	17,286
Total revenues	980,620	985,316	962,012
Expenses:			
Losses and loss settlement expenses (ceded to affiliate, $476,641, $524,735 and $490,058)	552,491	610,768	523,030
Amortization of deferred policy acquisition costs	216,470	227,287	207,684
Other underwriting expenses	85,349	85,182	76,223
Interest expense (affiliate $290, $640 and $1,057)	6,217	6,572	7,085
Other expenses	4,095	4,545	4,995
Total expenses	864,622	934,354	819,017
Income before income taxes	115,998	50,962	142,995
Income taxes	29,702	8,643	42,941
Net income	$ 86,296	$ 42,319	$ 100,054
Per common share:			
Basic net income	$ 3.09	$ 1.45	$ 3.21
Diluted net income	$ 3.07	$ 1.43	$ 3.17
Cash dividend	$ 1.25	$ 1.10	$ .88

See accompanying notes to consolidated financial statements.

HARLEYSVILLE GROUP
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the years ended December 31, 2009, 2008 and 2007
(dollars in thousands)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock	Total
	Shares	Amount					
Balance at December 31, 2006	33,060,600	$ 33,061	$ 197,607	$ 14	$ 505,967	$ (24,487)	$ 712,162
Net income					100,054		100,054
Other comprehensive income, net of tax:							
Unrealized investment gains, net of reclassification adjustment				14,556			14,556
Defined benefit pension plan:							
Net actuarial loss adjustment				6,029			6,029
Other comprehensive income							20,585
Comprehensive income							120,639
Issuance of common stock:							
Incentive plans	576,571	576	8,214				8,790
Dividend Reinvestment Plan	19,082	19	613				632
Tax benefit from stock compensation			2,497				2,497
Stock compensation			4,723				4,723
Purchase of treasury stock, 1,935,439 shares						(63,286)	(63,286)
Cash dividends paid					(27,316)		(27,316)
Balance at December 31, 2007	33,656,253	33,656	213,654	20,599	578,705	(87,773)	758,841
Net income					42,319		42,319
Other comprehensive (loss), net of tax:							
Unrealized investment losses, net of reclassification adjustment				(5,880)			(5,880)
Defined benefit pension plan:							
Net actuarial loss adjustment				(32,109)			(32,109)
Other comprehensive loss							(37,989)
Comprehensive income							4,330
Issuance of common stock:							
Incentive plans	570,643	571	8,083				8,654
Dividend Reinvestment Plan	27,685	27	965				992
Tax benefit from stock compensation			3,114				3,114
Stock compensation			5,899				5,899
Purchase of treasury stock, 2,764,561 shares						(97,318)	(97,318)
Cash dividends paid					(31,878)		(31,878)
Balance at December 31, 2008	34,254,581	$ 34,254	$ 231,715	$ (17,390)	$ 589,146	$ (185,091)	$ 652,634

(Continued)

HARLEYSVILLE GROUP
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the years ended December 31, 2009, 2008 and 2007

(dollars in thousands)

(Continued)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock	Total
	Shares	Amount					
Net income		$	$	$	$ 86,296	$	$ 86,296
Other comprehensive, net of tax:							
Unrealized investment gains, net of reclassification adjustment				74,976			74,976
Defined benefit pension plan:							
Net actuarial loss adjustment				4,690			4,690
Other comprehensive income							79,666
Comprehensive income							165,962
Issuance of common stock:							
Incentive plans	296,483	297	6,087				6,384
Dividend Reinvestment Plan	32,118	32	963				995
Tax benefit from stock compensation			571				571
Stock compensation			6,300				6,300
Purchase of treasury stock, 870,153 shares						(25,369)	(25,369)
Cash dividends paid					(34,849)		(34,849)
Balance at December 31, 2009	34,583,182	$ 34,583	$ 245,636	$ 62,276	$ 640,593	$ (210,460)	$ 772,628

See accompanying notes to consolidated financial statements.

HARLEYSVILLE GROUP
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2009	2008	2007
Cash flows from operating activities:			
Net income	$ 86,296	$ 42,319	$ 100,054
Adjustments to reconcile net income to net cash provided by operating activities:			
Change in receivables, unearned premiums and prepaid reinsurance	(20,322)	(54,861)	5,307
Change in affiliate balance	316	20,157	(1,481)
Increase in unpaid losses and loss settlement expenses	14,691	67,376	53,045
Deferred income taxes	4,566	(9,892)	11,013
(Increase) decrease in deferred policy acquisition costs	(1,310)	2,953	363
Amortization and depreciation	6,177	5,926	4,192
Realized investment (gains) losses, net	(2,293)	59,841	(875)
Change in other assets and other liabilities	10,876	(25,332)	(2,135)
Other, net	6,432	5,901	2,043
	105,429	114,388	171,526
Cash provided by the change in the intercompany pooling agreement		82,640	
Net cash provided by operating activities	105,429	197,028	171,526
Cash flows from investing activities:			
Held to maturity investments:			
Maturities	41,406	68,124	63,284
Available for sale investments:			
Purchases	(507,669)	(474,363)	(309,760)
Maturities	226,449	192,530	164,258
Sales	93,960	241,379	20,600
Other invested assets:			
Purchases		(5,789)	
Maturities	410	99	
Net (purchases) sales or maturities of short-term investments	94,206	(102,741)	(35,704)
Sale (purchase) of property and equipment, net	(2,025)	(100)	4,659
Net cash used by investing activities	(53,263)	(80,861)	(92,663)
Cash flows from financing activities:			
Issuance of common stock	7,382	9,649	9,427
Purchase of treasury stock	(25,290)	(97,318)	(63,286)
Dividends paid (to affiliate, $18,158, $16,486 and $14,449)	(34,849)	(31,878)	(27,316)
Excess tax benefits from share-based payment arrangements	571	3,114	2,497
Net cash used by financing activities	(52,186)	(116,433)	(78,678)
Increase (decrease) in cash	(20)	(266)	185
Cash at beginning of year	146	412	227
Cash at end of year	$ 126	$ 146	$ 412

Supplemental schedule of noncash investing and financing activities:

In connection with the amendment to the intercompany pooling agreement between the Company's insurance subsidiaries and Harleysville Mutual Insurance Company (the Mutual Company) and its property and casualty insurance subsidiary, Harleysville Pennland Insurance Company (Pennland), effective January 1, 2008, fixed maturity investments and liabilities of $109,438,000 were transferred from the Mutual Company and Pennland to the Company's insurance subsidiaries. See Note 2 of the Notes to Consolidated Financial Statements.

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 - Description of Business and Summary of Significant Accounting Policies

Description of Business

Harleysville Group consists of Harleysville Group Inc. and its subsidiaries (all wholly owned). Those subsidiaries are:

- Harleysville-Atlantic Insurance Company (Atlantic)
- Harleysville Insurance Company (HIC)
- Harleysville Insurance Company of New Jersey (HNJ)
- Harleysville Insurance Company of New York (HIC New York)
- Harleysville Insurance Company of Ohio (HIC Ohio)
- Harleysville Lake States Insurance Company (Lake States)
- Harleysville Preferred Insurance Company (Preferred)
- Harleysville Worcester Insurance Company (Worcester)
- Mid-America Insurance Company (Mid-America) - merged into Worcester in 2007
- Harleysville Ltd., a real estate partnership that owns the home office

Harleysville Group is approximately 53% owned by Harleysville Mutual Insurance Company (the Mutual Company).

Harleysville Group underwrites property and casualty insurance in both the personal and commercial lines of insurance. The personal lines of insurance include both auto and homeowners, and the commercial lines include auto, commercial multi-peril and workers compensation. The business is marketed primarily in the eastern and midwestern United States through independent agents.

Principles of Consolidation and Basis of Presentation

The accompanying financial statements include the accounts of Harleysville Group prepared in conformity with U.S. generally accepted accounting principles, which differ in some respects from those followed in reports to insurance regulatory authorities. All significant intercompany balances and transactions have been eliminated in consolidation.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including loss and loss settlement expenses, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses, including the determination of other-than-temporary declines in investments, during the reporting period. Actual results could differ from these estimates.

Investments

Accounting for fixed maturities depends on their classification as held to maturity, available for sale or trading. Fixed maturities classified as held to maturity are carried at amortized cost. Fixed maturities classified as available for sale are carried at fair value. There were no investments classified as trading. Equity securities are carried at fair value. Short-term investments are recorded at cost, which approximates fair value. The fair value of level 1 and 2 fixed maturities is based upon data supplied by an independent pricing service. The fair value of level 3 fixed maturity securities is based on cash flow analysis and other valuation techniques. The fair value of equity securities is based on the closing market value. The fair value of mutual fund holdings is based on the closing net asset value reported by the fund.

Premiums and discounts on fixed income securities are amortized or accreted using the interest method. Mortgage-backed securities are amortized over a period based on estimated future principal payments, including prepayments. Prepayment assumptions are reviewed periodically and adjusted as necessary to reflect actual prepayments and changes in expectations. Adjustments related to changes in prepayment assumptions are recognized on a retrospective basis.

Realized gains and losses on sales of investments are recognized in net income on the specific identification basis. A decline in the fair value of an investment below its cost that is deemed other than temporary is charged to earnings. Unrealized gains or losses on investments carried at fair value, net of applicable income taxes, are reflected directly in shareholders' equity as a component of comprehensive income and, accordingly, have no effect on net income. However, if the fair value of an investment in equity securities declines below its cost and that decline is deemed other than temporary, the amount of the decline below cost is charged to earnings. Per the Company's current policy, a fixed maturity security is other than temporarily impaired if the present value of the cash flows expected to be collected is less than the amortized cost of the security or where the security's fair value is below cost and the Company intends to sell or more likely than not will be required to sell the security before recovery of its value. If the Company does not intend to sell, or more likely than not will not be required to sell, a fixed maturity security whose fair value has declined below its cost, the amount of the decline below cost due to credit-related reasons is charged to earnings and the remaining difference is included in comprehensive income. Harleysville Group monitors its investment portfolio and at least quarterly reviews investments that have experienced a decline in fair value below cost to evaluate whether the decline is other than temporary. Such evaluations consider, among other things, the magnitude and reasons for a decline, the prospects for the fair value to recover in the near term and Harleysville Group's intent to retain the investment for a period of time sufficient to allow for a recovery in value.

The severe downturn in the public debt and equity markets, reflecting uncertainties associated with the mortgage crisis, worsening economic conditions, widening of credit spreads, bankruptcies and government intervention in large financial institutions, has resulted in significant realized and unrealized losses in our investment portfolio in the past. Depending on market conditions going forward, we could incur additional realized and unrealized losses in future periods.

Premiums

Premiums are recognized as revenue ratably over the terms of the respective policies. Unearned premiums are calculated on the daily pro rata basis.

Policy Acquisition Costs

Policy acquisition costs, such as commissions, premium taxes and certain other underwriting and agency expenses that vary with, and are primarily related to, the production of business, are deferred and amortized over the effective period of the related insurance policies in proportion to the premiums earned. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value. The estimation of net realizable value takes into account the premium to be earned, related investment income over the claims paying period, expected losses and loss settlement expenses, and certain other costs expected to be incurred as the premium is earned. Future changes in estimates, the most significant of which is expected losses and loss settlement expenses, may require adjustments to deferred policy acquisition costs. If the estimation of net realizable value indicates that the deferred acquisition costs are not recoverable, they would be written off and further analyses would be performed to determine if an additional liability would need to be accrued.

Losses and Loss Settlement Expenses

The liability for losses and loss settlement expenses represents estimates of the ultimate unpaid cost of all losses incurred, which includes the gross liabilities to Harleysville Group's policyholders plus the net liability to the Mutual Company under the pooling agreement. See Note 2(a). Such estimates may be more or less than the amounts ultimately paid when the claims are settled. These estimates are periodically reviewed and adjusted as necessary; such adjustments are reflected in current operations.

Share-Based Payments

Harleysville Group has several share-based compensation plans. Harleysville Group measures compensation expense associated with the plans based on the grant-date fair value of the awards.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated primarily on the straight-line basis over the estimated useful lives of the assets (up to 40 years for buildings and three to 15 years for equipment).

Income Taxes

Deferred income tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that all or some portion of the deferred tax assets will not be realized.

Earnings Per Share

Basic earnings per share (EPS) is calculated using the weighted average shares outstanding, including participating securities with non-forfeitable rights to dividends, such as unvested restricted stock and restricted stock units. In calculating diluted EPS, the weighted average shares outstanding includes all potentially dilutive securities. Basic and diluted EPS are calculated by dividing net income available to common shareholders by the applicable weighted average number of shares outstanding during the year.

The Company adopted the accounting guidance on "Participating Securities and the Two-Class Method," in 2009. This guidance redefines participating securities to include unvested share-based payment awards that contain non-forfeitable dividends or dividend equivalents as participating securities to be included in the computation of EPS pursuant to the "two-class method." Outstanding unvested restricted stock and restricted stock units issued by the Company under employee compensation programs containing such dividend participation features are considered participating securities subject to the "two-class method" in computing EPS rather than the "treasury stock method." Prior period EPS has been adjusted retroactively to conform to this guidance. Adoption of this guidance reduced basic EPS by $.04, $.01 and $.03 for 2009, 2008 and 2007, respectively, and diluted EPS by $.02, $.01 and $.02 for 2009, 2008 and 2007, respectively.

New Accounting Standards

In December 2008, the Financial Accounting Standards Board (FASB) issued guidance on "Employers' Disclosures about Postretirement Benefit Plan Assets." This guidance requires disclosures about plan assets in an employers' defined benefit pension plan or other postretirement plan to provide users of financial statements with an understanding of how investment allocation decisions are made, the major categories of plan assets, the inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and significant concentrations of risk within plan assets. This guidance was effective for fiscal years ending after December 15, 2009. The adoption of this guidance did not have an impact on the Company's results of operations or financial position.

In April 2009, the FASB issued guidance on "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly." This provided additional guidance for estimating fair value in accordance with FASB Accounting Standards Codification (ASC) 820 on fair value measurements when the volume and level of activity for the asset or liability have significantly decreased and provided guidance on identifying circumstances that indicate a transaction is not orderly. This guidance lists a series of factors which should be evaluated to determine whether there has been a significant decrease in the volume and level of activity for the asset or liability when compared with normal market activity for the asset or liability. If the reporting entity concludes there has been a significant decrease in the volume and level of activity for the asset or liability, transactions or quoted prices may not be determinative of fair value and further analysis of the transactions or quoted prices is needed, and a significant adjustment to the transactions or quoted prices may be necessary to estimate fair value. A reporting entity should also evaluate the circumstances to determine whether the transaction is orderly based on the weight of the evidence. This guidance was effective for interim and annual reporting periods ending after June 15, 2009, with prospective application. The adoption of this guidance did not have a material impact on the Company's results of operations or financial position.

In April 2009, the FASB issued guidance on "Recognition and Presentation of Other-Than-Temporary Impairments." This guidance amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. For debt securities that have fair values less than their amortized cost, this guidance modifies the prior requirements that to avoid recognizing an other-than-temporary impairment, management must assert that it has both the intent and ability to hold a security for a period of time sufficient to allow for an anticipated recovery in its fair value to its amortized cost basis. Instead, an entity should assess whether the entity (a) has

the intent to sell the debt security or (b) more likely than not will be required to sell the debt security before its anticipated recovery. An entity must recognize an other-than-temporary impairment if either of these conditions is met. Also, if an entity does not expect to recover the entire amortized cost basis of a security, an other-than-temporary impairment shall be considered to have occurred. If the entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security before recovery of its amortized cost basis less any current period credit loss, the other-than-temporary impairment shall be separated into (a) the amount representing the credit loss, which is recognized in earnings, and (b) the amount related to all other factors, which is recognized in other comprehensive income. This guidance was effective for interim and annual reporting periods ending after June 15, 2009. Adoption of this guidance did not have a material impact on the Company's results of operations or financial position.

In May 2009, the FASB issued guidance on "Subsequent Events." This guidance establishes general standards of accounting for, and requires disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This guidance was effective for interim or annual periods ending after June 15, 2009. This guidance was updated in February 2010 to remove the requirement for an SEC filer, as defined, to disclose the date through which subsequent events have been evaluated. Adoption of this guidance did not have a material impact on the Company's results of operations or financial position.

In June 2009, the FASB issued guidance on "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles" which established the FASB Accounting Standards Codification as the single source of authoritative accounting principles in the preparation of financial statements in conformity with U.S. GAAP. This guidance also explicitly recognized rules and interpretive releases of the U.S. Securities and Exchange Commission ("SEC") under federal securities laws as authoritative GAAP for SEC registrants. This guidance was effective for financial statements issued for periods ending after September 15, 2009. The adoption of this guidance did not have an impact on the Company's results of operations or financial position.

In June 2009, the FASB issued guidance which replaces the quantitative-based risks and rewards calculation for determining whether an enterprise is the primary beneficiary in a variable interest entity with an approach that is primarily qualitative, and requires ongoing assessments of whether an enterprise is the primary beneficiary of a variable interest entity. The guidance, which is effective for financial statements issued for fiscal years beginning after November 15, 2009, also requires additional disclosures about an enterprise's involvement in variable interest entities. The adoption of this guidance is not expected to have a material impact on the Company's results of operations or financial position.

2 - Transactions with Affiliates

(a) Underwriting

The insurance subsidiaries participate in a reinsurance pooling agreement with the Mutual Company and its property and casualty insurance subsidiary, Harleysville Pennland Insurance Company (Pennland), whereby such subsidiaries and Pennland cede to the Mutual Company all of their insurance business and assume from the Mutual Company an amount equal to their participation in the pooling agreement. All losses and loss settlement expenses and other underwriting expenses are prorated among the parties on the basis of participation in the pooling agreement. The agreement pertains to all insurance business written or earned on or after January 1, 1986. Harleysville Group's participation was 80% for 2009 and 2008 and 72% for 2007.

Effective January 1, 2008, the Company's property and casualty subsidiaries and the Mutual Company and Pennland amended their intercompany pooling agreement to increase Harleysville Group's share of the pool from 72% to 80%. Harleysville Group received cash and investments of $192.1 million on January 3, 2008 associated with the transfer of liabilities from the Mutual Company to Harleysville Group in connection with the pool change. The Company's liabilities increased $203.4 million and the Company reimbursed the Mutual Company $11.3 million, through a ceding commission, for expenses that were incurred to generate the additional business assumed by the Company's property and casualty insurance subsidiaries, which ceding commission was deferred as policy acquisition costs.

These liabilities consisted of the following at January 1, 2008 (in thousands):

Unpaid losses and loss settlement expenses (net of reinsurance)	$	153,535
Unearned premiums (net of reinsurance)		45,718
Other liabilities		4,163
Less: ceding commission paid		(11,338)
	$	192,078

When the Company's property and casualty insurance subsidiaries' pooling participation increases, there is a larger retrocession of this pooled business from the Mutual Company. Through this retrocession, Harleysville Group is assuming a larger share of premiums, losses and loss settlement expenses and underwriting expenses for current and future periods originating both from its subsidiaries and the Mutual Company. An increase in Harleysville Group's pooling participation results in a larger share of the pooled liabilities being assumed by Harleysville Group. Cash and investments are received by Harleysville Group equal to this greater share of loss reserves, unearned premiums and other insurance liabilities (primarily commissions and premium taxes) less a ceding commission based on acquisition costs related to unearned premiums. An increase in pool participation also increases Harleysville Group's leverage and exposure to prior period development.

Because this pooling agreement does not relieve Harleysville Group of primary liability as the originating insurer, there is a concentration of credit risk arising from business ceded to the Mutual Company. However, the reinsurance pooling agreement provides for the right of offset, and the amount of credit risk with the Mutual Company was not material at December 31, 2009 and 2008. The Mutual Company has an A. M. Best rating of "A-" (Excellent).

The following amounts represent reinsurance transactions between Harleysville Group and the Mutual Company under the pooling arrangement:

	2009	2008	2007
		(in thousands)	
Ceded:			
Premiums written	$ 748,289	$ 753,173	$ 764,070
Premiums earned	$ 730,699	$ 761,751	$ 753,806
Losses incurred	$ 476,641	$ 524,735	$ 490,058
Assumed:			
Premiums written	$ 851,617	$ 950,130	$ 837,993
Premiums earned	$ 858,500	$ 918,515	$ 833,024
Losses incurred	$ 551,773	$ 610,531	$ 522,735
Net assumed from the Mutual Company:			
Unearned premiums	$ 44,275	$ 68,748	$ 28,555
Unpaid losses and loss settlement expenses	$ 257,562	$ 278,841	$ 149,826

Effective January 1, 2010, the pooling agreement was amended to exclude premiums, losses, loss settlement expenses and underwriting expenses voluntarily assumed by the Mutual Company.

(b) Property

Harleysville Ltd. leases the home office to the Mutual Company, which shares the facility with Harleysville Group. Rental income under the lease was $4,194,000, $4,170,000 and $4,086,000 for 2009, 2008, and 2007, respectively, and is included in other income after elimination of intercompany amounts of $2,852,000, $2,836,000 and $2,501,000 in 2009, 2008 and 2007, respectively.

(c) Management Agreements

Harleysville Group Inc. received $5,109,000, $5,990,000 and $6,303,000 of management fee income in 2009, 2008 and 2007, respectively, under agreements whereby Harleysville Group Inc. provides management services to the

Mutual Company and other affiliates. Such amounts are included in other income. Effective January 1, 2010, the management agreement was amended to include voluntary assumed reinsurance business written by the Mutual Company.

(d) Intercompany Balances

Intercompany balances are created primarily from the pooling arrangement (settled quarterly), allocation of common expenses, collection of premium balances and payment of claims (settled monthly). No interest is charged or received on intercompany balances due to the timely settlement terms and nature of the items. Interest expense on the loan from the Mutual Company described in Note 7 was $290,000, $640,000 and $1,057,000 in 2009, 2008 and 2007, respectively.

Harleysville Group has off-balance-sheet credit risk related to approximately $82,000,000 and $74,000,000 of premium balances due to the Mutual Company from agents and insureds at December 31, 2009 and 2008, respectively.

3 - Investments

Fair value accounting guidance defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.

Fair value measurements are determined under a three-level hierarchy which gives the highest priority to quoted prices in active markets and the lowest priority to unobservable inputs which are based on the Company's own assumptions. The three levels of the hierarchy are as follows:

Level 1 - Unadjusted quoted market prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 - Inputs other than Level 1 that are based on observable market data. These include quoted prices for similar assets in active markets, quoted prices for identical assets in inactive markets, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived from or corroborated by observable market data.

Level 3 - Inputs that are unobservable, reflecting the Company's own assumptions.

For investments that have quoted market prices in active markets, the Company uses the quoted market price as fair value and includes these investments in Level 1 of the fair value hierarchy. The Company classifies U.S. Treasury securities and publicly traded equity mutual funds as Level 1. When quoted market prices in active markets are not available, the Company relies on a pricing service to estimate fair value. The Company classifies its fixed maturity securities other than U.S. Treasury securities and private placements as Level 2. Private placement fixed maturity securities, non-publicly traded equity securities and investments in receivership are classified as Level 3. Fair value of the investments in receivership is based on cash flow analysis and other valuation techniques.

The Company utilizes a nationally recognized independent pricing service to obtain fair value estimates for its fixed maturity holdings because of the detailed process it uses in arriving at a fair value estimate. For fixed maturity securities that have quoted prices in active markets, market quotations are provided. For fixed maturity securities that do not trade on a daily basis, the independent pricing service prepares estimates of fair value using a wide array of observable inputs including relevant market information, benchmark curves, benchmarking of like securities, sector groupings and matrix pricing. The observable market inputs that our independent pricing service utilizes include, listed in approximate order of priority: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data including market research publications. Additionally, the independent pricing service uses an Option Adjusted Spread model to develop prepayment and interest rate scenarios.

When the independent pricing service provides a fair value estimate, the Company uses that estimate. At December 31, 2009, the independent pricing service provided a fair value estimate for all of the investments classified as level 1 investments within the fair value hierarchy and approximately 98% of the investments classified as level 2 estimates within the fair value hierarchy. The fair value of all level 2 securities is based on observable market inputs.

In instances when the independent pricing service is unable to provide a fair value estimate, the Company attempts to obtain a non-binding fair value estimate from a number of broker/dealers and reviews any fair value estimate reported by an independent business news service. In instances where only one broker/dealer provides a fair

value estimate for a fixed maturity security, the Company uses that estimate. In instances where the Company is able to obtain fair value estimates from more than one broker/dealer, the Company generally uses the lowest or next to lowest fair value estimate. In instances where neither the independent pricing service nor a broker/dealer is able to provide a fair value estimate, the fair value is based on cash flow analysis and other valuation techniques which utilize significant unobservable inputs and the Company classifies the fixed maturity investment as a level 3 investment. Level 3 investments represent less than 1% of the Company's total investment portfolio.

Quotes obtained from third parties are non-binding. The third parties from whom quotes are obtained are knowledgeable market participants that have a detailed understanding of the sector, the security type and the issuer. The non-binding quotes are fair value estimates based on observable market data utilized by these market participants. The Company does not adjust quotes or prices obtained from third parties.

Management reviews, on an ongoing basis, the reasonableness of the methodologies employed by the independent pricing service. As part of the monthly review process, management examines the prices obtained from the independent pricing service. This process routinely involves reviewing any available recent transaction activity reported via various investment research tools. Additionally, the Company tracks changes in credit ratings of all fixed maturity securities on a monthly basis and performs a more in-depth, quarterly evaluation of fixed income securities that are rated below single A by Moody's and/or S&P. If as a result of its review, management does not believe that a price received with respect to any particular security is a reasonable estimate of the fair value of the security, it will discuss this with the independent pricing service to resolve the discrepancy. Management then determines the appropriate level of classification of each investment within the fair value hierarchy based on its evaluation of the inputs used in determining the fair value.

The following is a summary of the fair value measurements of applicable Company assets by level within the fair value hierarchy as of December 31, 2009 and 2008. These assets are measured on a recurring basis.

		Fair Value Measurements at Reporting Date Using		
	December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(in thousands)		
Fixed maturities available for sale:				
U.S. Treasury securities	$ 110,228	$ 110,228		
Obligations of U.S. government corporations and agencies	25,449		$ 25,449	
Obligations of states and political subdivisions	1,074,458		1,074,458	
Corporate securities	516,611		516,511	$ 100
Mortgage-backed securities	403,433		403,433	
Total available for sale	2,130,179	110,228	2,019,851	100
Equity securities:				
Global fund	40,093	40,093		
Total stock market index fund	146,296	146,296		
Other	6			6
Total equity securities	186,395	186,389		6
Total	$ 2,316,574	$ 296,617	$ 2,019,851	$ 106

	December 31, 2008	Fair Value Measurements at Reporting Date Using Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(in thousands)		
Fixed maturities available for sale:				
U.S. Treasury securities	$ 72,845	$ 72,845		
Obligations of U.S. government corporations and agencies	51,902		$ 51,902	
Obligations of states and political subdivisions	755,669		755,669	
Corporate securities	633,515		630,399	$ 3,116
Mortgage-backed securities	400,120		400,120	
Total available for sale	1,914,051	72,845	1,838,090	3,116
Equity securities:				
Global fund	19,861	19,861		
Total stock market index fund	78,948	78,948		
Other	6			6
Total equity securities	98,815	98,809		6
Total	$ 2,012,866	$ 171,654	$ 1,838,090	$ 3,122

The following tables presents additional information about assets measured at fair value on a recurring basis for which significant unobservable inputs (Level 3) were used to determine fair value.

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Year Ended December 31, 2009 Fixed Maturities Available for Sale	Equity Securities	Total
		(in thousands)	
Balance at January 1, 2009	$ 3,116	$ 6	$ 3,122
Total gains (losses) (realized/unrealized)			
Included in earnings	(955)		(955)
Sales and settlements	(2,061)		(2,061)
Balance at December 31, 2009	$ 100	$ 6	$ 106
The amount of total losses for the year included in earnings (realized investment gains (losses), net) attributable to the change in unrealized losses relating to assets still held at December 31, 2009			$ —

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Year Ended December 31, 2008			
	Fixed Maturities Available for Sale	Equity Securities	Security Lending Collateral	Total
		(in thousands)		
Balance at January 1, 2008	$ 171	$ 17	$ 6,898	$ 7,086
Total gains (losses) (realized/unrealized)				
Included in earnings	(475)	(11)	(2,181)	(2,667)
Included in other comprehensive income			138	138
Purchases, issuances and settlements	(859)		(1,854)	(2,713)
Transfer in/and or (out) of Level 3			1,278	1,278
Termination of security lending program	4,279		(4,279)	—
Balance at December 31, 2008	$ 3,116	$ 6	$ —	$ 3,122
The amount of total losses for the year included in earnings (realized investment gains (losses), net) attributable to the change in unrealized losses relating to assets still held at December 31, 2008				$ (2,667)

The other invested assets on the balance sheet are carried at cost and are tested for impairment on a quarterly basis. During 2009, the securities were written down to fair value and an impairment charge of $299,000 was included in earnings for the year. Fair value is determined based on cash flow analysis and other valuation techniques, based on unobservable inputs (Level 3).

The amortized cost and estimated fair value of investments in fixed maturity and equity securities are as follows:

	December 31, 2009			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(in thousands)			
Held to maturity:				
Obligations of U.S. government corporations and agencies	$ 459	$ 8		$ 467
Obligations of states and political subdivisions	119,430	5,012	$ (12)	124,430
Corporate securities	84,395	4,594	(48)	88,941
Total held to maturity	204,284	9,614	(60)	213,838
Available for sale:				
U.S. Treasury securities	109,195	1,495	(462)	110,228
Obligations of U.S. government corporations and agencies	24,295	1,214	(60)	25,449
Obligations of states and political subdivisions	1,030,968	45,425	(1,935)	1,074,458
Corporate securities	491,782	25,591	(762)	516,611
Mortgage-backed securities	380,753	22,691	(11)	403,433
Total available for sale	2,036,993	96,416	(3,230)	2,130,179
Total fixed maturities	$ 2,241,277	$ 106,030	$ (3,290)	$ 2,344,017
Total equity securities	$ 137,150	$ 49,256	$ (11)	$ 186,395

	December 31, 2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(in thousands)			
Held to maturity:				
Obligations of U.S. government corporations and agencies	$ 519	$ 6		$ 525
Obligations of states and political subdivisions	140,190	4,120	$ (4)	144,306
Corporate securities	106,146	2,203	(2,382)	105,967
Total held to maturity	246,855	6,329	(2,386)	250,798
Available for sale:				
U.S. Treasury securities	69,269	3,576		72,845
Obligations of U.S. government corporations and agencies	48,209	3,693		51,902
Obligations of states and political subdivisions	739,485	18,884	(2,700)	755,669
Corporate securities	647,501	9,290	(23,276)	633,515
Mortgage-backed securities	385,314	14,809	(3)	400,120
Total available for sale	1,889,778	50,252	(25,979)	1,914,051
Total fixed maturities	$ 2,136,633	$ 56,581	$ (28,365)	$ 2,164,849
Total equity securities	$ 96,004	$ 2,811	$	$ 98,815

The amortized cost and estimated fair value of fixed maturity securities at December 31, 2009 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
	(in thousands)	
Held to maturity:		
Due in one year or less	$ 35,854	$ 36,673
Due after one year through five years	145,423	153,175
Due after five years through ten years	12,639	13,239
Due after ten years	10,368	10,751
	204,284	213,838
Available for sale:		
Due in one year or less	159,558	161,465
Due after one year through five years	433,592	454,060
Due after five years through ten years	547,162	578,649
Due after ten years	515,928	532,572
	1,656,240	1,726,746
Mortgage-backed securities	380,753	403,433
	2,036,993	2,130,179
Total fixed maturities	$ 2,241,277	$ 2,344,017

The amortized cost of fixed maturities on deposit with various regulatory authorities at December 31, 2009 and 2008 amounted to $31,411,000 and $31,228,000 respectively.

The estimated fair value and unrealized loss for temporarily impaired securities is as follows:

	December 31, 2009					
	Less than 12 Months		12 Months or Longer		Total	
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
	(in thousands)					
U.S. Treasury securities	$ 76,791	$ 462			$ 76,791	$ 462
Obligations of U.S. government corporations and agencies	1,429	60			1,429	60
Obligations of states and political subdivisions	115,997	1,947			115,997	1,947
Corporate securities	2,470	22	$ 24,980	$ 788	27,450	810
Mortgage-backed securities	2,973	11			2,973	11
Total fixed maturities	199,660	2,502	24,980	788	224,640	3,290
Equity mutual funds	944	11			944	11
Total temporarily impaired securities	$ 200,604	$ 2,513	$ 24,980	$ 788	$ 225,584	$ 3,301

	December 31, 2008					
	Less than 12 Months		12 Months or Longer		Total	
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
	(in thousands)					
Obligations of states and political subdivisions	$ 126,098	$ 2,668	$ 2,361	$ 36	$ 128,459	$ 2,704
Corporate securities	316,342	13,776	75,319	11,882	391,661	25,658
Mortgage-backed securities	111	3			111	3
Total fixed maturities - total temporarily impaired securities	$ 442,551	$ 16,447	$ 77,680	$ 11,918	$ 520,231	$ 28,365

Of the total fixed maturity securities with an unrealized loss at December 31, 2009, securities with a fair value of $218,242,000 and an unrealized loss of $3,230,000 are classified as available for sale and are carried at fair value on the balance sheet while securities with a fair value of $6,398,000 and an unrealized loss of $60,000 are classified as held to maturity on the balance sheet and are carried at amortized cost.

The fixed maturity investments with continuous unrealized losses for less than twelve months were primarily due to a widening of credit spreads rather than a decline in credit quality. There are $24,980,000 in fixed maturity securities, at fair value, that at December 31, 2009, had been below amortized cost for over 12 months. The $788,000 of unrealized losses on such securities relates to securities which carry an investment grade debt rating where the unrealized loss was primarily due to a widening of credit spreads, primarily on securities of financial institutions. Per the Company's policy, a fixed maturity security is other than temporarily impaired if the present value of the cash flows expected to be collected is less than the amortized cost of the security or where the security's fair value is below cost and the Company intends to sell or more likely than not will be required to sell the security before recovery of its value. The Company believes, based on its analysis, that these securities are not other than temporarily impaired. However, depending on developments involving both the issuers and worsening economic conditions, these investments may be written down in the income statement in the future.

A summary of net investment income is as follows:

	2009	2008	2007
		(in thousands)	
Interest on fixed maturities	$ 103,971	$ 108,592	$ 105,861
Dividends on equity securities	3,639	3,235	1,340
Interest on short-term investments	1,150	3,896	5,978
Income on other invested assets	67	52	
Total investment income	108,827	115,775	113,179
Less: Investment expense	2,178	2,220	2,352
Net investment income	$ 106,649	$ 113,555	$ 110,827

Realized gross gains (losses) from investments and the change in difference between fair value and cost of investments, before applicable income taxes, are as follows:

	2009	2008 (in thousands)	2007
Fixed maturity securities:			
Held to maturity:			
Gross gains			$ 24
Gross losses			(41)
Other than temporary impairments			(118)
Available for sale:			
Gross gains	$ 6,655	$ 3,213	84
Gross losses	(2,814)	(79)	
Other than temporary impairment losses	(1,249)	(13,678)	(406)
Equity securities:			
Gross gains		2,057	2,183
Other than temporary impairment losses		(48,669)	(22)
Other invested assets:			
Other than temporary impairment losses	(299)	(557)	
Securities lending collateral:			
Available for sale:			
Other than temporary impairment losses		(2,128)	(829)
Net realized investment gains (losses)	$ 2,293	$ (59,841)	$ 875
Change in difference between fair value and cost of investments[(1)]:			
Fixed maturity securities	$ 74,524	$ (2,177)	$ 25,792
Equity securities	46,434	(7,053)	1,350
Securities lending collateral		660	(660)
Total	$ 120,958	$ (8,570)	$ 26,482

(1) Parentheses indicate a net unrealized decline in fair value.

Income taxes (benefit) on realized investment gains (losses) were $803,000, $(20,944,000) and $306,000 for 2009, 2008 and 2007, respectively.

Deferred income tax liabilities applicable to net unrealized investment gains included in shareholders' equity were $49,851,000 and $9,480,000 at December 31, 2009 and 2008, respectively.

There were credit-related impairment charges on non-equity securities of $1,548,000, $16,363,000 and $1,353,000 in 2009, 2008 and 2007, respectively. The 2009 impairment charges consisted of $568,000 on bonds the Company intends to sell (the bonds were sold at a slight gain in 2010) and $980,000 on structured investment vehicles. The 2008 impairment charges consisted of $5,420,000 on Lehman Brothers bonds and $10,943,000 on structured investment vehicles. The 2007 impairment charges consisted of $524,000 on bonds and $829,000 on a structured investment vehicle.

In the third quarter of 2008, the Company recorded an impairment charge of $17,786,000 on equity securities that it was planning to sell. There was an additional impairment charge of $30,872,000 in the fourth quarter of 2008 on the equity securities, prior to their sale. The equity securities were sold in November 2008 to recover a portion of federal income taxes which were previously paid. In 2006, the Company sold all of its holdings of individual equity securities and invested in equity index funds. As a result of this transaction, the Company recognized a capital gain of approximately $40,000,000. Under existing federal income tax regulations, such taxes can be recovered in future periods to the extent capital losses are recognized. As a result of the decline in value of the equity index funds held by the Company during 2008, the duration of the impairment and the likelihood of near term recovery and the availability to carryback realized capital losses for federal income tax purposes upon their disposal, the Company determined that it was appropriate to sell the equity investments and recover a portion of the federal income taxes which were previously paid.

In September 2008, the Company terminated its securities lending program whereby certain fixed maturity securities from the investment portfolio were loaned to other institutions for a short period of time in return for a fee. Certain investments which were previously shown as security lending collateral on the balance sheet are now shown as available for sale fixed maturity investments and other invested assets.

In April 2007, bonds with an amortized cost of $1,882,000 were transferred from the held to maturity category to the available for sale category due to a significant deterioration in the credit worthiness of the issuer. An impairment loss of $118,000 was recognized on this security. The security was sold in the third quarter of 2007 at a gain of $76,000.

Harleysville Group has not directly held or issued derivative financial instruments during the periods presented.

4 - Reinsurance

In the ordinary course of business, Harleysville Group cedes insurance to, and assumes insurance from, insurers to limit its maximum loss exposure through diversification of its risks. See Note 2(a) for discussion of reinsurance with the Mutual Company. Reinsurance contracts do not relieve Harleysville Group of primary liability as the originating insurer. After excluding reinsurance transactions with the Mutual Company under the pooling arrangement in the assumed and ceded amounts below, the effect of Harleysville Group's share of other reinsurance on premiums written and earned is as follows:

	2009	2008	2007
		(in thousands)	
Premiums written:			
Direct	$ 954,375	$ 1,045,690	$ 916,801
Assumed	13,818	11,365	13,559
Ceded	(116,576)	(106,925)	(92,367)
Net premiums written	$ 851,617	$ 950,130	$ 837,993
Premiums earned:			
Direct	$ 958,151	$ 1,010,203	$ 907,660
Assumed	10,092	12,477	16,252
Ceded	(109,743)	(104,165)	(90,888)
Net premiums earned	$ 858,500	$ 918,515	$ 833,024

Losses and loss settlement expenses are net of reinsurance recoveries of $53,563,000, $62,821,000 and $34,091,000 for 2009, 2008 and 2007, respectively.

Assumed and ceded written premiums for 2009 include $6,200,000 and assumed and ceded earned premiums for 2009 include $920,000 for Harleysville Group's share of flood insurance business the Mutual Company assumed from another carrier, which is ceded 100% to the National Flood Insurance Program.

5 - Property and Equipment

Property and equipment consisted of land and buildings with a cost of $28,241,000 and $26,409,000, and equipment, including software, with a cost of $5,865,000 and $7,297,000 at December 31, 2009 and 2008, respectively. Accumulated depreciation related to such assets was $20,527,000 and $21,195,000 at December 31, 2009 and 2008, respectively.

Rental expense under leases with non-affiliates amounted to $2,793,000, $2,494,000 and $2,732,000 for 2009, 2008 and 2007, respectively. Operating lease commitments were not material at December 31, 2009.

In the second quarter of 2007, the Company sold its office building in Traverse City, Michigan and recognized a pre-tax gain of $2,700,000 which is included in other income.

6 - Liability for Unpaid Losses and Loss Settlement Expenses

Activity in the liability for unpaid losses and loss settlement expenses is summarized as follows:

	2009	2008	2007
		(in thousands)	
Liability at January 1	$ 1,767,601	$ 1,546,690	$ 1,493,645
Less reinsurance recoverables	209,352	164,878	163,796
Net liability at January 1	1,558,249	1,381,812	1,329,849
Incurred related to:			
Current year	588,575	642,576	545,077
Prior years	(36,084)	(31,808)	(22,047)
Total incurred	552,491	610,768	523,030
Paid related to:			
Current year	204,192	227,056	181,406
Prior years	347,384	360,810	289,661
Total paid	551,576	587,866	471,067
Adjustment to beginning reserves resulting from change in pool participation percentage		(153,535)	
Total paid adjusted for pool change		434,331	
Net liability at December 31	1,559,164	1,558,249	1,381,812
Plus reinsurance recoverables	223,128	209,352	164,878
Liability at December 31	$ 1,782,292	$ 1,767,601	$ 1,546,690

In 2009, Harleysville Group recognized net favorable development of $36,084,000 in the provision for insured events of prior years, primarily due to lower-than-expected claims severity broadly experienced across all casualty lines in accident years 2002 through 2006, partially offset by adverse development in accident year 2008 and accident years prior to 2002. A lower-than-expected level of claims severity was observed in personal lines in accident year 2008, which led to the recognition of $2,295,000 of favorable development in this accident year. This amount was offset by the recognition of $2,609,000 of adverse development in commercial lines in accident year 2008, primarily related to a higher-than-expected level of commercial property severity in this accident year.

A decrease in commercial automobile severity was observed during 2009 which led to the recognition of $20,525,000 of favorable development in this line during 2009. Approximately $1,100,000 of the favorable development experienced in this line during 2009 is related to the Company's involuntary pools.

A decrease in workers compensation severity in accident years 2003 through 2006 was observed during 2009 which led to the recognition of favorable development for those accident years during 2009. An increase in workers compensation medical severity in accident years 2002 and prior was observed during 2009 which led to the recognition of adverse development for those accident years during 2009. An increase in severity in accident year 2008 was observed in this line during 2009 and led to the recognition of $1,134,000 of adverse development during the year. In total, $9,118,000 of favorable development was recognized in the workers compensation line during 2009. Approximately $3,400,000 of the favorable development experienced in this line during 2009 is related to the Company's involuntary pools.

In the commercial multi-peril line of business, a reduction in severity in accident years 2003 through 2006 led to the recognition of favorable development for those accident years during 2009. An increase in claim frequency in accident year 2007 and an increase in severity in accident year 2008 led to the recognition of a small amount of adverse development for those accident years during 2009. In total, $1,863,000 of favorable development was recognized in the commercial multi-peril line of business during 2009 for all accident years.

A reduction in other commercial lines severity in accident years 2005 and prior was widely observed during 2009. This amount was largely offset by an increase in severity in accident years 2007 and 2008 which led to $469,000 and $423,000 of adverse development in these years, respectively. In total, there was no significant prior year development in other commercial lines during 2009.

A reduction in personal automobile severity was widely observed during 2009 which led to the recognition of $2,553,000 of favorable development during 2009 for all accident years.

A reduction in homeowners severity was widely observed during 2009, especially in accident year 2008, which led to the recognition of $2,995,000 of favorable development during 2009 for all accident years.

An increase in other personal lines severity was observed during 2009 which led to the recognition of $977,000 of adverse development during the year for all accident years.

In 2008, Harleysville Group recognized net favorable development of $31,800,000 in the provision for insured events of prior years, primarily due to lower-than-expected claims severity broadly experienced across all casualty lines in accident years 2003 through 2006, partially offset by adverse development in accident year 2007 and accident years prior to 2003. A higher-than-expected level of claims severity was observed in accident year 2007 and led to the recognition of approximately $4,300,000 of adverse development in this accident year during 2008.

A reduction in commercial automobile severity was observed during 2008 and led to the recognition of $19,500,000 of favorable development in this line in 2008. Approximately $1,600,000 of the favorable development experienced in this line during 2008 is related to the Company's involuntary pools.

A reduction in workers compensation severity in accident years 2003 through 2006 was observed during 2008 and led to the recognition of favorable development for those accident years in 2008. An increase in workers compensation medical severity in accident years 2002 and prior was observed during 2008 and led to the recognition of adverse development for those accident years in 2008. An increase in severity in accident year 2007 was observed in this line during 2008 and led to the recognition of $900,000 of adverse development during the year. In total, $1,400,000 in favorable development was recognized in the workers compensation line during 2008.

In the commercial multi-peril line of business, a reduction in severity in accident year 2006 and a reduction in claim frequency in accident year 2007 were observed during 2008 and contributed to the recognition of favorable development for those accident years in 2008. A slight increase in commercial multi-peril severity in the liability portion of the line in accident years prior to 2005 was observed during 2008 and contributed to the recognition of adverse development for those accident years in 2008. In total, $1,200,000 in favorable development was recognized in the commercial multi-peril line during 2008.

A reduction in other commercial lines severity in accident years 2006 and prior was widely observed during 2008 and led to the recognition of $3,200,000 of favorable development in this line during 2008.

A reduction in personal automobile severity in accident years 2006 and prior was observed during 2008. A slight increase in severity in accident year 2007 was observed in this line during 2008 and led to the recognition of $900,000 of adverse development during the year. In total, $7,500,000 of favorable development was recognized in the personal auto line during 2008.

A reduction in homeowners severity in accident years 2006 and prior was observed during 2008. A slight increase in claim severity and an increase in claim frequency in accident year 2007 was observed in this line during 2008 and led to the recognition of $1,200,000 of adverse development during the year. In total, $700,000 of favorable development was recognized in the homeowners line during 2008.

An increase in other personal lines severity was observed during 2008, primarily related to the emergence of a single $1,000,000 claim in the third quarter. In total, $1,600,000 of adverse development was recognized in other personal lines during 2008.

Harleysville Group recognized net favorable development in the provision for insured events of prior years of $22,000,000 in 2007, primarily due to lower-than-expected claims severity broadly experienced across all casualty lines in accident years 2003 through 2006 partially offset by adverse development in the 2002 and prior accident years. The favorable development consisted of $12,500,000 in commercial lines and $9,500,000 in personal lines.

A reduction in commercial automobile severity was broadly observed during 2007 and led to recognition of $10,200,000 of favorable development in this line in 2007.

A reduction in commercial multi-peril severity in accident years 2005 and 2006 was observed during 2007 and led to the recognition of favorable development for those accident years in 2007. An increase in commercial multi-peril severity in the liability portion of the line in accident years prior to 2005 was observed during 2007 and led to the recognition of adverse development for those accident years in 2007. In total, $2,100,000 in favorable development was recognized in the commercial multi-peril line during 2007.

A reduction in personal automobile severity was broadly observed during 2007 and led to the recognition of $5,700,000 of favorable development in this line in 2007.

A reduction in homeowners severity was broadly observed during 2007 and led to the recognition of favorable development of $4,100,000 in this line in 2007.

Harleysville Group records the actuarial best estimate of the ultimate unpaid losses and loss settlement expenses incurred. Actuarial loss reserving techniques and assumptions, which rely on historical information as adjusted to reflect current conditions, have been consistently applied, after including consideration of recent case reserve activity, during the periods presented. Changes in the estimate of the liability for unpaid losses and loss settlement expenses reflect actual payments and evaluations of new information and data since the last reporting date. These changes correlate with actuarial trends.

Because of the nature of insurance claims, there are uncertainties inherent in the estimates of ultimate losses. Harleysville Group's reorganization of its claims operation in recent years has resulted in new people and processes involved in settling claims. As a result, more recent statistical data reflects different patterns than in the past and gives rise to uncertainty as to the pattern of future loss settlements. There are uncertainties regarding future loss cost trends particularly related to medical treatments and automobile repair. Court decisions, regulatory changes and economic conditions can affect the ultimate cost of claims that occurred in the past.

In establishing the liability for unpaid losses and loss settlement expenses, management considers facts currently known and the current state of the law and coverage litigation. Liabilities are recognized for known losses (including the cost of related litigation) when sufficient information has been developed to indicate the involvement of a specific insurance policy, and management can reasonably estimate its liability. In addition, liabilities have been established to cover additional exposures on both known and unasserted losses. Estimates of the liabilities are reviewed and updated on a regular basis.

The property and casualty insurance industry has received significant publicity about environmental-related losses from exposures insured many years ago. Since the intercompany pooling agreement pertains to insurance business written or earned on or after January 1, 1986, Harleysville Group has not incurred significant environmental-related losses.

7 - Borrowings

Debt is as follows:

	December 31, 2009	2008
	(in thousands)	
Notes, 5.75%, due 2013	$ 100,000	$ 100,000
Demand term-loan payable to the Mutual Company, LIBOR plus 0.45%, due 2012	18,500	18,500
Total debt	$ 118,500	$ 118,500

The fair value of the notes was $99,975,000 and $94,188,000 at December 31, 2009 and 2008, respectively, based on quoted market prices for the same or similar debt. The carrying value of the remaining debt approximates fair value.

Interest paid was $6,054,000, $6,406,000 and $6,808,000 in 2009, 2008 and 2007 respectively.

8 - Shareholders' Equity

Comprehensive income consisted of the following:

	2009	2008	2007
		(in thousands)	
Net income	$ 86,296	$ 42,319	$ 100,054
Other comprehensive income (loss):			
Unrealized investment gains (losses):			
Unrealized investment holding gains (losses) arising during period, net of taxes (benefits) of $41,174, $(24,111) and $8,191	76,466	(44,777)	15,212
Less:			
Reclassification adjustment for (gains) losses included in net income, net of (taxes) benefits of $(803), $20,944 and $(353)	(1,490)	38,897	(656)
Net unrealized investment gains (losses)	74,976	(5,880)	14,556
Defined benefit pension plan:			
Net actuarial gain (loss) arising during the period, net of taxes (benefit) of $1,886, $(17,372) and $2,862	3,503	(32,260)	5,313
Recognition of net actuarial loss in net periodic pension cost, net of taxes of $640, $82 and $386	1,187	151	716
Defined benefit pension plan	4,690	(32,109)	6,029
Other comprehensive income (loss)	79,666	(37,989)	20,585
Comprehensive income	$ 165,962	$ 4,330	$ 120,639

Accumulated other comprehensive income (loss) consisted of the following amounts (which are net of tax):

	December 31, 2009	December 31, 2008
	(in thousands)	
Unrealized investment gains	$ 92,581	$ 17,605
Defined benefit pension plan-net actuarial loss	(30,305)	(34,995)
Accumulated other comprehensive income (loss)	$ 62,276	$ (17,390)

A source of cash for the payment of dividends is dividends from subsidiaries. Harleysville Group Inc.'s insurance subsidiaries are required by law to maintain certain minimum surplus on a statutory basis, and are subject to risk-based capital requirements and to regulations under which payment of a dividend from statutory surplus is restricted and may require prior approval of regulatory authorities. Applying the current regulatory restrictions as of December 31, 2009, $91.1 million would be available for distribution to Harleysville Group Inc. after December 10, 2010 without prior approval.

Various states have adopted the National Association of Insurance Commissioners (NAIC) risk-based capital (RBC) standards that require insurance companies to calculate and report statutory capital and surplus needs based on a formula measuring underwriting, investment and other business risks inherent in an individual company's operations. These RBC standards have not affected the operations of Harleysville Group since each of the Company's insurance subsidiaries has statutory capital and surplus in excess of RBC requirements.

These RBC standards require the calculation of a ratio of total adjusted capital to Authorized Control Level. Insurers with a ratio below 200% are subject to different levels of regulatory intervention and action. Based upon their 2009 statutory financial statements, the ratio of total adjusted capital to the Authorized Control Level for the Company's eight insurance subsidiaries at December 31, 2009 ranged from 471% to 696%.

The following table contains selected information for Harleysville Group Inc.'s property and casualty insurance subsidiaries, as determined in accordance with prescribed statutory accounting practices:

	2009	2008	2007
		(in thousands)	
Statutory capital and surplus	$ 681,160	$ 588,892	$ 671,895
Statutory unassigned surplus	$ 541,786	$ 458,623	$ 541,626
Statutory net income	$ 90,892	$ 26,951	$ 114,343

9 - Income Taxes

The components of income tax expense (benefit) are as follows:

	2009	2008	2007
		(in thousands)	
Current	$ 25,136	$ 18,535	$ 31,928
Deferred	4,566	(9,892)	11,013
	$ 29,702	$ 8,643	$ 42,941

Net cash paid for federal income taxes in 2009, 2008 and 2007 was $9,100,000, $31,500,000 and $28,550,000 respectively.

The actual income tax rate differed from the statutory federal income tax rate applicable to income before income taxes as follows:

	2009	2008	2007
Statutory federal income tax rate	35.0%	35.0%	35.0%
Tax-exempt income	(9.5)	(18.4)	(5.1)
Other, net	0.1	0.4	0.1
	25.6%	17.0%	30.0%

The tax effects of the significant temporary differences that give rise to deferred tax liabilities and assets are as follows:

	December 31, 2009	December 31, 2008
	(in thousands)	
Deferred tax liabilities:		
Deferred policy acquisition costs	$ 39,077	$ 38,619
Unrealized investment gains	49,851	9,480
Other	10,822	12,026
Total deferred tax liabilities	99,750	60,125
Deferred tax assets:		
Unearned premiums	30,534	31,016
Losses incurred	56,888	59,628
Pension plan	13,887	17,992
Other	19,870	20,381
Total deferred tax assets	121,179	129,017
Net deferred tax asset	$ 21,429	$ 68,892

A valuation allowance is required to be established for any portion of the deferred tax asset that management believes will not be realized. In the opinion of management, it is more likely than not that the benefit of the deferred tax asset will be realized through the generation of future income. Therefore, no such valuation allowance has been established.

As of December 31, 2009, 2008 and 2007, Harleysville Group had no material unrecognized tax benefits or accrued interest and penalties. The Company's policy is to account for interest as a component of interest expense and penalties as a component of other expense. Federal tax years 2006 through 2008 were open for examination as of December 31, 2009.

10 - Incentive Plans

The compensation expense for the various share-based compensation plans that has been charged against income before income taxes was $6,300,000, $5,899,000 and $4,723,000 for 2009, 2008 and 2007, respectively with a corresponding income tax benefit of $2,083,000, $1,964,000 and $1,555,000 for 2009, 2008 and 2007, respectively.

Fixed Stock Option Plans

Harleysville Group has an Equity Incentive Plan (EIP) for key employees. Awards may be made in the form of stock options, stock appreciation rights (SARs), restricted stock, restricted stock units or any combination of the above. The EIP was amended in 1997, 2006 and 2007 and limited future awards to an aggregate of 1,000,000 shares, plus the remaining shares under the 1997 plan, of Harleysville Group Inc.'s common stock. Such shares may be authorized and unissued shares or treasury shares. The plan provides that stock options may become exercisable from six months to 10 years from the date of grant with an exercise price not less than fair market value on the date of grant. Options granted normally vest 33 1/3% at the end of one year, 33 1/3% at the end of two years and 33 1/3% at the end of three years from the date of grant. SARs have not been material. Restricted stock awards have vesting periods of three to five years and vest 100% at the end of the period. Restricted stock units have vesting periods of three to five years and vest 100% at the end of the period. Some restricted stock and restricted stock unit awards have performance-based vesting requirements and can vest anywhere from 0% to 200% of the number of target shares, depending upon the achievement of such performance goals.

In determining the expense to be recorded for stock options, the fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model. The significant assumptions utilized in applying the Black-Scholes option pricing model are the risk-free interest rate, expected term, dividend yield, and expected volatility. The risk-free interest rate is the implied yield currently available on U.S. Treasury zero-coupon issues with a remaining term equal to the expected term used as the assumption in the model. The expected term of an option award is based on historical experience of similar awards. The dividend yield is determined by dividing the per share-dividend by the grant date stock price. The expected volatility is based on the volatility of the Company's stock price over a historical period comparable to the expected term. The weighted average assumptions used in applying the Black-Scholes valuation model are shown below:

	For the year ended December 31,		
	2009	2008	2007
Risk-free interest rate	2.56%	2.76%	4.65%
Expected term	5.5 years	5.5 years	6 years
Dividend yield	4.11%	2.90%	2.19%
Expected volatility	29.84%	28.13%	32.64%

A summary of share option activity under the plan is as follows:

	Number Of Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2006	1,830,654	$ 23.65		
Granted—2007	277,150	34.75		
Exercised—2007	(399,122)	22.59		
Forfeited—2007	(23,212)	31.31		
Outstanding at December 31, 2007	1,685,470	25.62		
Granted—2008	346,340	34.50		
Exercised—2008	(404,842)	22.47		
Forfeited—2008	(32,531)	33.72		
Outstanding at December 31, 2008	1,594,437	28.18		
Granted—2009	544,250	29.18		
Exercised—2009	(154,116)	23.36		
Forfeited—2009	(72,842)	31.49		
Outstanding at December 31, 2009	1,911,729	$ 28.73	6.7	$ 7,395
Exercisable at: December 31, 2009	1,103,106	$ 27.02	5.2	$ 6,022

The per share weighted-average fair value of options granted during 2009, 2008 and 2007 was $5.67, $7.52 and $11.03, respectively. The total intrinsic value of options exercised was $1,199,000, $5,557,000, and $4,111,000 for 2009, 2008 and 2007, respectively.

The expense to be recorded over the vesting period for restricted stock and restricted stock unit awards is determined utilizing the number of awards granted and the grant date fair market value.

A summary of restricted stock activity under the plan is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Restricted stock awards at January 1, 2009	254,917	$ 33.34
Granted 2009	86,342	31.03
Vested 2009	(3,931)	32.51
Forfeited 2009	(17,500)	32.17
Restricted stock awards at December 31, 2009	319,828	$ 32.79

The total fair market value of restricted shares which vested during 2009 and 2008 was $122,000 and $993,000, respectively. In 2009, 15,735 restricted shares granted include a performance condition, while 10,480 restricted shares granted in 2008 include a performance condition.

During 2009, 2008 and 2007, a total of 27,270, 22,040 and 17,440, respectively, restricted stock units were granted at a weighted average grant date fair value of $34.21, $38.92 and $34.76 per unit, respectively. All of the restricted stock units granted include a performance condition.

For share options and restricted stock and restricted stock unit awards granted under the plan, the Company recognized compensation expense of $5,498,000, $5,105,000 and $3,550,000 in 2009, 2008 and 2007, respectively. As of December 31, 2009 the Company's total unrecognized compensation cost related to nonvested share-based compensation arrangements (including share options, restricted stock and restricted stock unit awards) granted under the plan was $5,905,000. The cost is expected to be recognized over a weighted average period of 1.8 years.

Other Stock Purchase and Incentive Plans

Harleysville Group Inc. is authorized to issue up to 3,150,000 shares of common stock under the terms of the Amended and Restated Employee Stock Purchase Plan. Such shares may be authorized and unissued shares or treasury shares. Virtually all employees are eligible to participate in the plan, under which a participant may elect to have up to 15% of base pay withheld to purchase shares. The purchase price of the stock is 85% of the lower of the beginning-of-the-subscription-period or end-of-the-subscription-period fair market value. Subscription periods run from January 15 through July 14, or July 15 through January 14 in each year.

In determining the expense to be recorded for the employee stock purchase plan, the fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Employee Stock Purchase Plan For the year ended December 31,		
	2009	2008	2007
Risk-free interest rate	0.24%	2.48%	5.06%
Expected term	6 months	6 months	6 months
Dividend yield	4.30%	2.96%	2.23%
Expected volatility	43.22%	26.91%	18.34%

The weighted-average fair value of options granted under the employee stock purchase plan was $7.07, $7.14 and $6.74 for 2009, 2008 and 2007, respectively. The total intrinsic value of options exercised under the plan was $212,000, $241,000 and $297,000 for 2009, 2008 and 2007, respectively. Compensation expense of $348,000, $288,000 and $281,000 related to grants under the plan was recognized in 2009, 2008 and 2007, respectively. As of December 31, 2009, there was $13,000 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the plan. The cost is expected to be recognized over a period of one month.

The 2005 Non-Employee Directors' Deferred Stock Unit Plan provided for the grant of up to 110,000 fully vested deferred stock units to outside directors of Harleysville Group Inc. and the Mutual Company. Each stock unit represents the right to receive, without payment to the Company, one share of common stock of Harleysville Group Inc. The plan was amended and restated in 2007 to provide for the grant of awards in the form of stock options, deferred stock units and restricted stock and was renamed the Amended and Restated Directors' Equity Compensation Plan. The aggregate number of shares which may be issued under the plan is 500,000, which may be either authorized and unissued shares or treasury shares. At each April Board of Directors meeting, each non-employee director shall receive a number of deferred stock units equal to the result of dividing $50,000 by the fair market value of a share of HGI common stock.

The expense to be recorded for the deferred stock units is determined utilizing the number of awards granted and the grant date fair market value. The expense is recognized at the date of grant as the awards are fully vested. In 2009, 2008 and 2007, respectively, there were 17,985, 15,092 and 16,574 units issued under the plan for which $450,000, $502,000 and $454,000 of expense was recognized. The weighted average grant date fair value of units granted during 2009, 2008 and 2007 was $27.83, $36.96 and $32.08 per unit, respectively.

The Long Term Incentive Plan (LTIP) provided for the issuance of up to 600,000 shares of Harleysville Group Inc. common stock, which may be authorized and unissued shares or treasury shares. Shares were awarded to key employees based on the total shareholder return of the Company's stock relative to the total shareholder return of a group of insurance company stocks for a three year period. The most recent plan was in effect for the three year period January 1, 2005 through December 31, 2007. The fair value of the stock component of the plan was estimated on the date of grant using a 10,000 trial simulation with the following assumptions:

	Plan Years 2005-2007
Risk-free interest rate	3.63%
Expected volatility	37.2%
Target number of shares to be issued	68,592

The weighted-average grant date fair value of the 2005-2007 plan stock award was $19.64 per share. Compensation expense of $434,000 was recognized related to the stock component of the LTIP for 2007. As of December 31, 2009, there was no unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the LTIP. During 2008, 111,395 shares were issued in connection with plan years 2005-2007. During 2007, 95,704 shares were issued in connection with plan years 2004-2006. No shares were issued under the plan in 2009.

The LTIP also had a cash component. This component was accounted for under the liability method. Compensation expense of $407,000 was recognized related to the cash component of the LTIP for 2007. As of December 31, 2009, there was no unrecognized compensation cost related to the cash component.

Cash received from option exercises under all share-based payment arrangements for 2009, 2008 and 2007 was $4,721,000, $9,410,000 and $9,034,000, respectively. The actual tax benefit realized for the tax deductions from option exercises of the share-based payment arrangements was $419,000, $1,945,000 and $1,439,000, respectively, for 2009, 2008 and 2007.

Harleysville Group has incentive bonus plans which include virtually all employees. Cash bonuses are earned on a formula basis depending upon the performance of Harleysville Group and the Mutual Company in relation to certain targets. Harleysville Group's expense for such plans was $7,732,000, $6,111,000 and $5,920,000 for 2009, 2008 and 2007, respectively.

11 - Pension and Other Benefit Plans

Harleysville Group Inc. has a frozen pension plan that covers employees hired before January 1, 2006. Retirement benefits are a function of both the years of service and level of compensation. Harleysville Group Inc.'s funding policy is to contribute annually an amount equal to at least the minimum required contribution in accordance with minimum funding standards established by ERISA. Contributions are intended to provide for benefits attributed to service through March 31, 2006. Harleysville Group Inc. uses a December 31 measurement date for the pension plan. The plan was frozen at the then current benefit levels as of March 31, 2006, at which time the accrual of future benefits for eligible employees ceased.

The following table sets forth the year-end status of the plan including the Mutual Company:

	2009	2008
	(in thousands)	
Change in benefit obligation		
Benefit obligation at January 1	$ 188,995	$ 175,548
Interest cost	11,478	11,312
Net actuarial loss	9,483	9,796
Benefits paid	(7,996)	(7,661)
Benefit obligation at December 31	$ 201,960	$ 188,995
Accumulated benefit obligation at December 31	$ 201,960	$ 188,995
Change in plan assets		
Fair value of plan assets at January 1	$ 114,472	$ 165,255
Actual return on plan assets	28,537	(46,531)
Contributions	6,695	3,000
Benefits paid	(7,710)	(7,252)
Fair value of plan assets at December 31	$ 141,994	$ 114,472
Funded status at December 31	$ (59,966)	$ (74,523)
Harleysville Group portion:		
Amount recognized in the statement of financial position	$ (42,510)	$ (54,302)
Amount recognized in accumulated other comprehensive income:		
Net actuarial loss	$ 46,622	$ 53,838

The net periodic pension cost for the plan, including the Mutual Company, consists of the following components:

	2009	2008	2007
	(dollars in thousands)		
Components of net periodic pension cost:			
Interest cost	$ 11,478	$ 11,312	$ 10,934
Expected return on plan assets	(11,980)	(12,372)	(11,880)
Recognized net actuarial loss	2,567	362	1,682
Net periodic pension cost (benefit):			
Entire plan	$ 2,065	$ (698)	$ 736
Harleysville Group portion	$ 1,470	$ (164)	$ 480
Other changes recognized in other comprehensive income - Harleysville Group portion			
Net actuarial (gain) loss arising during the period	$ (5,389)	$ 49,632	(8,175)
Recognition of actuarial loss in net periodic benefit cost	(1,827)	(233)	(1,102)
Total recognized in other comprehensive income - Harleysville Group portion	$ (7,216)	$ 49,399	(9,277)
Total recognized in net periodic benefit cost and other comprehensive income	$ (5,746)	$ 49,235	(8,797)
Additional information:			
Weighted-average assumptions used to determine benefit obligations at December 31:			
Discount rate	6.00%	6.20%	6.55%
Weighted-average assumptions used to determine net cost for years ended December 31:			
Discount rate	6.20%	6.55%	5.95%
Expected return on plan assets	8.25%	8.25%	8.25%

Amounts in accumulated other comprehensive income expected to be recognized as components of net periodic pension cost in 2010 are as follows: net actuarial loss $3,009,000.

The discount rate assumption used to determine the benefit obligation was based on high quality bond yields that relate to the estimated timing of benefit payouts of the plan.

Pension Plan Assets

The investment assets of the plan are managed for the benefit and support of plan participants. The Company's primary objective is to maximize total return over the long term. The target allocations for plan assets are 65% to 75% in equity securities and 25% to 35% in fixed maturity securities, including cash and short-term investments. Investment in equities utilizes a low-cost, index-based approach. Fixed maturity holdings are conservatively invested with emphasis on safety of principal, liquidity and yield. Consideration is also given to the slope of the yield curve and to the relative value of sector relationships. Fixed maturities securities include U.S. Treasury and Agency obligations, corporate bonds and mortgage-backed and asset-backed securities.

Fair value measurements are determined under the three-level hierarchy consistent with the methodologies discussed in Note 3.

At December 31, 2009, the independent pricing service provided a fair value estimate for all of the pension plan investments classified as level 1 investments within the fair value hierarchy and approximately 96% of the pension plan investments classified as level 2 estimates within the fair value hierarchy. The fair value of all level 2 securities is based on observable market inputs.

The following is a summary of the fair value of major categories of plan assets as of December 31, 2009.

		Fair Value Measurements at December 31, 2009		
	Total	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
		(in thousands)		
Asset Category				
Cash and cash equivalents	$ 7,299	$ 7,299		
Equity securities:				
Institutional Total Stock Market Fund (a)	83,526	83,526		
FTSE All World Ex U.S. Fund (b)	21,000	21,000		
Fixed income securities:				
U.S. Treasury securities	9,030	9,030		
Obligations of U.S. government corporations and agencies	3,464		$ 3,464	
Corporate bonds (c)	13,103		13,103	
Mortgage-backed securities	5,242		5,242	
Other investment:				
Venture capital fund (d)	103			$ 103
Total Asset Category	$ 142,767	$ 120,855	$ 21,809	$ 103

(a) This category comprised entirely of a low-cost, index-based mutual fund that is designed to track the performance of the MSCI Broad Market Index

(b) This category is comprised entirely of a low-cost, index-based mutual fund that is designed to track the performance of the FTSE All-World ex-US Index

(c) This category is comprised of investment grade bonds of US issuers from diverse industries

(d) This category is comprised of an equity investment in a company that engages in venture capital investment activities with selected businesses that have significant potential for growth and long-term appreciation

As of December 31, 2009, the pension plan also includes net liabilities of $773,000, primarily related to securities in transit at that date.

The following table presents additional information about assets measured at fair value on a recurring basis for which significant unobservable inputs were used to determine fair value.

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Year Ended December 31, 2009
	Venture Capital Fund
	(in thousands)
Balance at December 31, 2008	$ 149
Actual return on plan assets:	
Relating to assets still held at the reporting date	(46)
Balance at December 31, 2009	$ 103

To develop the expected long-term rate of return on assets assumption, the Company considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension plan portfolio. This resulted in the selection of the 8.25% long-term rate of return on assets assumption.

Cash Flows

The expected 2010 contribution to the pension plan is $7,695,000, of which $5,477,000 is Harleysville Group's expected portion.

The following benefit payments are expected to be paid:

	December 31,	
	Total Plan	Harleysville Group's Portion
2010	$ 8,518,000	$ 6,062,000
2011	8,865,000	6,309,000
2012	9,283,000	6,607,000
2013	9,813,000	6,984,000
2014	10,437,000	7,428,000
2015-2019	60,459,000	43,029,000

Harleysville Group has profit-sharing plans covering qualified employees. Harleysville Group's expense under the plans was $2,834,000, $3,868,000 and $4,264,000 for 2009, 2008 and 2007, respectively. The plan requires a Company core contribution, equal to 5% of salary, to be automatically contributed to all eligible employees' accounts on a biweekly basis regardless of the employees' salary deferral amounts into the plan. As of January 1, 2010, the core contribution was reduced to 4% of salary. Harleysville Group's expense for the Company core contribution was $3,957,000, $3,822,000 and $3,738,000 in 2009, 2008 and 2007, respectively.

12 - Segment Information

As an underwriter of property and casualty insurance, Harleysville Group has three reportable segments, which consist of the investment function, the personal lines of insurance and the commercial lines of insurance. Using independent agents, Harleysville Group markets personal lines of insurance to individuals, and commercial lines of insurance to small and medium-sized businesses.

Harleysville Group evaluates the performance of the personal lines and commercial lines primarily based upon underwriting results as determined under statutory accounting practices (SAP). Assets are not allocated to the personal and commercial lines, and are reviewed in total by management for purposes of decision making. Harleysville Group operates only in the United States, and no single customer or agent provides 10 percent or more of revenues.

Financial data by segment is as follows:

	2009	2008	2007
		(in thousands)	
Revenues:			
Premiums earned:			
Commercial lines	$ 690,116	$ 757,196	$ 689,518
Personal lines	168,384	161,319	143,506
Total premiums earned	858,500	918,515	833,024
Net investment income	106,649	113,555	110,827
Realized investment gains (losses), net	2,293	(59,841)	875
Other	13,178	13,087	17,286
Total revenues	$ 980,620	$ 985,316	$ 962,012
Income before income taxes:			
Underwriting gain (loss):			
Commercial lines	$ 1,196	$ (10,723)	$ 16,126
Personal lines	2,610	(2,621)	9,978
SAP underwriting gain (loss)	3,806	(13,344)	26,104
GAAP adjustments	384	8,622	(17)
GAAP underwriting gain (loss)	4,190	(4,722)	26,087
Net investment income	106,649	113,555	110,827
Realized investment gains (losses), net	2,293	(59,841)	875
Other	2,866	1,970	5,206
Income before income taxes	$ 115,998	$ 50,962	$ 142,995

The GAAP adjustment of $8,622,000 for 2008 includes the impact of deferring the ceding commission paid in January 2008 of $11,338,000 related to the change in the intercompany pooling agreement as described in Note 2 of the Notes to Consolidated Financial Statements. The impact on commercial lines was $9,376,000 and the impact on personal lines was $1,962,000.

13 - Earnings Per Share

The computation of basic and diluted earnings per share is as follows:

	2009	2008	2007
		(dollars in thousands, except per share data)	
Numerator for basic and diluted earnings per share:			
Net income	$ 86,296	$ 42,319	$ 100,054
Denominator for basic earnings per share – weighted-average shares outstanding	27,956,227	29,220,001	31,131,472
Effect of stock incentive plans	171,075	275,560	384,894
Denominator for diluted earnings per share	28,127,302	29,495,561	31,516,366
Basic earnings per share	$ 3.09	$ 1.45	$ 3.21
Diluted earnings per share	$ 3.07	$ 1.43	$ 3.17

The following options to purchase shares of common stock were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price:

	2009	2008	2007
		(in thousands)	
Number of options	565	—	228

14 - Quarterly Results of Operations (Unaudited)

	2009 (in thousands, except per share data)				
	First	Second	Third	Fourth	Total
Revenues	$ 246,894	$ 244,461	$ 244,292	$ 244,973	$ 980,620
Losses and expenses	223,986	217,518	210,583	212,535	864,622
Net income	17,289	20,132	24,724	24,151	86,296
Earnings per common share:					
Basic net income	$ .61	$ .72	$ .89	$ .87	$ 3.09
Diluted net income	$ .61	$ .72	$ .88	$ .86	$ 3.07

	2008 (in thousands, except per share data)				
	First	Second	Third	Fourth	Total
Revenues	$ 261,855	$ 261,520	$ 232,512	$ 229,429	$ 985,316
Losses and expenses	228,009	250,615	229,613	226,117	934,354
Net income	24,142	9,362	4,188	4,627	42,319
Earnings per common share:					
Basic net income	$ .80	$ .32	$ .15	$ .16	$ 1.45
Diluted net income	$ .79	$ .31	$ .14	$ .16	$ 1.43

15 - Contingencies

Besides claims related to its insurance products, Harleysville Group is subject to proceedings, lawsuits and claims in the normal course of business. Harleysville Group assesses the likelihood of any adverse outcomes to these matters as well as potential ranges of probable losses. There can be no assurance that actual outcomes will be consistent with those assessments.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Harleysville Group Inc.:

We have audited the accompanying consolidated balance sheets of Harleysville Group Inc. and Subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Harleysville Group Inc. and Subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Harleysville Group Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 5, 2010 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Philadelphia, Pennsylvania
March 5, 2010

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure..

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Harleysville Group Inc.'s Chief Executive Officer and Chief Financial Officer have evaluated the Company's disclosure controls and procedures as of the end of the period covered by this report and they have concluded that these controls and procedures are effective.

Management's Annual Report on Internal Control over Financial Reporting

The management of Harleysville Group Inc. and its subsidiaries, is responsible for establishing and maintaining adequate internal control over financial reporting. With the participation of the Chief Executive Officer and the Chief Financial Officer, management has evaluated the effectiveness of its internal control over financial reporting as of December 31, 2009 based on the control criteria established in *Internal Control-Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such evaluation, management has concluded that Harleysville Group's internal control over financial reporting is effective as of December 31, 2009.

The independent registered public accounting firm of KPMG LLP, as auditors of Harleysville Group's consolidated financial statements, has issued an attestation report on the effectiveness of Harleysville Group's internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

There have been no changes in Harleysville Group's internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the fiscal quarter ended December 31, 2009, that have materially affected, or are reasonably likely to materially affect, Harleysville Group's internal control over financial reporting.

/s/ MICHAEL L. BROWNE
Michael L. Browne
President and
Chief Executive Officer

/s/ ARTHUR E. CHANDLER
Arthur E. Chandler
Senior Vice President and
Chief Financial Officer

March 5, 2010

Attestation Report of the Registered Public Accounting Firm (see next page)

Item 9B. Other Information.

None.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Harleysville Group Inc.:

We have audited Harleysville Group Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Harleysville Group Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Harleysville Group Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Harleysville Group Inc. and Subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2009, and our report dated March 5, 2010 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Philadelphia, Pennsylvania
March 5, 2010

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required under this Item is incorporated herein by reference to our definitive Proxy Statement for our annual meeting of stockholders to be held on April 28, 2010, which shall be filed with the SEC within 120 days after the end of our fiscal year.

Item 11. Executive Compensation.

The information required under this Item is incorporated herein by reference to our definitive Proxy Statement for our annual meeting of stockholders to be held on April 28, 2010, which shall be filed with the SEC within 120 days after the end of our fiscal year.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholders Matters.

The information required under this Item is incorporated herein by reference to our definitive Proxy Statement for our annual meeting of stockholders to be held on April 28, 2010, which shall be filed with the SEC within 120 days after the end of our fiscal year.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required under this Item is incorporated herein by reference to our definitive Proxy Statement for our annual meeting of stockholders to be held on April 28, 2010, which shall be filed with the SEC within 120 days after the end of our fiscal year.

Item 14. Principal Accounting Fees and Services.

The information required under this Item is incorporated herein by reference to our definitive Proxy Statement for our annual meeting of stockholders to be held on April 28, 2010, which shall be filed with the SEC within 120 days after the end of our fiscal year.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a) (1) The following consolidated financial statements are filed as a part of this report:

Consolidated Financial Statements	Page
Consolidated Balance Sheets as of December 31, 2009 and 2008	52
Consolidated Statements of Income for Each of the Years in the Three-year Period Ended December 31, 2009	53
Consolidated Statements of Shareholders' Equity for Each of the Years in the Three-year Period Ended December 31, 2009	54
Consolidated Statements of Cash Flows for Each of the Years in the Three-year Period Ended December 31, 2009	56
Notes to Consolidated Financial Statements	57
Report of Independent Registered Public Accounting Firm	85

(2) The following consolidated financial statement schedules for the years 2009, 2008 and 2007 are submitted herewith:

Financial Statement Schedules

Schedule	Title	Page
Schedule I.	Summary of Investments - Other Than Investments in Related Parties	95
Schedule II.	Condensed Financial Information of Parent Company	96
Schedule III.	Supplementary Insurance Information	99
Schedule IV.	Reinsurance	100
Schedule VI.	Supplemental Insurance Information Concerning Property and Casualty Subsidiaries	101

Report and Consent of Independent Registered Public Accounting Firm (filed as Exhibit 23)

All other schedules are omitted because they are not applicable or the required information is included in the financial statements or notes thereto.

(b) Exhibits

Exhibit No.	Description of Exhibits
(3)(A)	Amended and Restated Certificate of Incorporation of Registrant - incorporated herein by reference to Exhibit (4)(A) to the Registrant's Form S-8 Registration Statement No. 333-03127 filed May 3, 1996.
(3)(B)	Amended and Restated By-laws of Registrant - incorporated herein by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed February 24, 2009.
(4)	Indenture between the Registrant and J. P. Morgan Trust Company, N.A., dated as of July 7, 2003 - incorporated herein by reference to Exhibit 4.1 to the Registrant's Form 8-K Report dated July 7, 2003.
(10)(A)+	Standard Deferred Compensation Plan for Directors of Harleysville Mutual Insurance Company and Harleysville Group Inc. Amended and Restated effective January 1, 2008 - incorporated herein by reference to Exhibit 10(A) to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007.
(10)(B)+	Harleysville Insurance Companies Director Deferred Compensation Plan Approved by the Board of Directors November 25, 1987 - incorporated herein by reference to Exhibit (10)(B) to the Registrant's Form S-3 Registration Statement No. 33-28948 filed May 25, 1989.
(10)(C)+	Harleysville Group Inc. Non-Qualified Deferred Compensation Plan Amended and Restated as of January 1, 2008 - incorporated herein by reference to Exhibit (10)(C) to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007.
(10)(D)+	Pension Plan of Harleysville Group Inc. and Associated Employers Amended and Restated as of January 1, 2008 - incorporated herein by reference to Exhibit (10)(D) to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007.
(10)(E)+	Harleysville Group Inc. Senior Executive Incentive Compensation Plan Effective January 1, 2009 - incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed May 1, 2009.
(10)(F)+	Amended and Restated Equity Incentive Plan of Registrant as of April 25, 2007 - incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed May 4, 2007.
(10)(F)(1)+	Amendment 2007-1, effective December 20, 2007, to the Amended and Restated Equity Incentive Plan of Registrant, dated April 25, 2007 - incorporated herein by reference to Exhibit (10)(F)(1) to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007.
(10)(G)	Tax Allocation Agreement dated December 24, 1986 among Harleysville Insurance Company of New Jersey, Huron Insurance Company, Worcester Insurance Company, McAlear Associates, Inc. and the Registrant - incorporated herein by reference to Exhibit (10)(Q) to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1986.
(10)(H)	Amended and Restated Financial Tax Sharing Agreement dated March 20, 1995 among Huron Insurance Company, Harleysville Insurance Company of New Jersey, Worcester Insurance Company, Harleysville-Atlantic Insurance Company, New York Casualty Insurance Company, Connecticut Union Insurance Company, Great Oaks Insurance Company, Lakes States Insurance Company and the Registrant - incorporated herein by reference to Exhibit (10)(L) to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1994.
(10)(I)	Proportional Reinsurance Agreement effective as of January 1, 1986 among Harleysville Mutual Insurance Company, Huron Insurance Company and Harleysville Insurance Company of New Jersey - incorporated herein by reference to Exhibit 10(N) to the Registrant's Form S--1 Registration Statement No. 33-4885 declared effective May 23, 1986.

Exhibit No.	Description of Exhibits
(10)(I)(1)	Amendment, effective July 1, 1987, to the Proportional Reinsurance Agreement effective January 1, 1986 among Harleysville Mutual Insurance Company, Huron Insurance Company, Harleysville Insurance Company of New Jersey and Atlantic Insurance Company of Savannah - incorporated herein by reference to the Registrant's Form 8-K Report dated July 1, 1987.
(10)(I)(2)	Amendment, effective January 1, 1989, to the Proportional Reinsurance Agreement effective January 1, 1986 among Harleysville Mutual Insurance Company, Huron Insurance Company, Harleysville Insurance Company of New Jersey, Atlantic Insurance Company of Savannah and Worcester Insurance Company - incorporated herein by reference to Exhibit (10)(U) to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1988.
(10)(I)(3)	Amendment, effective January 1, 1991, to the Proportional Reinsurance Agreement effective January 1, 1986 among Harleysville Mutual Insurance Company, Huron Insurance Company, Harleysville Insurance Company of New Jersey, Atlantic Insurance Company of Savannah, Worcester Insurance Company, Phoenix General Insurance Company and New York Casualty Insurance Company - incorporated herein by reference to Exhibit (10)(O) to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1990.
(10)(I)(4)	Amendments, effective January 1, 1995 and 1993, respectively, to the Proportional Reinsurance Agreement effective January 1, 1986 among Harleysville Mutual Insurance Company, Huron Insurance Company, Harleysville Insurance Company of New Jersey, Harleysville-Atlantic Insurance Company, Worcester Insurance Company, Connecticut Union Insurance Company, New York Casualty Insurance Company and Great Oaks Insurance Company - incorporated herein by reference to Exhibit (10)(P) to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1994.
(10)(I)(5)	Amendment, effective January 1, 1996 to the Proportional Reinsurance Agreement effective January 1, 1986 among Harleysville Mutual Insurance Company, Huron Insurance Company, Harleysville Insurance Company of New Jersey, Harleysville-Atlantic Insurance Company, Worcester Insurance Company, Connecticut Union Insurance Company, New York Casualty Insurance Company, Great Oaks Insurance Company and Pennland Insurance Company - incorporated herein by reference to Exhibit (10)(O) to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1995.
(10)(I)(6)	Amendment, effective January 1, 1997 to the Proportional Reinsurance Agreement effective January 1, 1986 among Harleysville Mutual Insurance Company, Huron Insurance Company, Harleysville Insurance Company of New Jersey, Harleysville-Atlantic Insurance Company, Worcester Insurance Company, Mid-America Insurance Company, New York Casualty Insurance Company, Great Oaks Insurance Company, Pennland Insurance Company and Lake States Insurance Company - incorporated herein by reference to Exhibit (10)(P) to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1996.
(10)(I)(7)	Amendment, effective January 1, 1998 to the Proportional Reinsurance Agreement effective January 1, 1986 among Harleysville Mutual Insurance Company, Huron Insurance Company, Harleysville Insurance Company of New Jersey, Harleysville-Atlantic Insurance Company, Worcester Insurance Company, Mid-America Insurance Company, New York Casualty Insurance Company, Great Oaks Insurance Company, Pennland Insurance Company, Lake States Insurance Company and Minnesota Fire and Casualty Company - incorporated herein by reference to Exhibit (10)(Q) to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1997.
(10)(I)(8)	Tenth Amendment, effective January 1, 2008, to the Proportional Reinsurance Agreement effective January 1, 1986 among Harleysville Mutual Insurance Company, Harleysville Preferred Insurance Company, Harleysville Insurance Company of New Jersey, Harleysville-Atlantic Insurance Company, Harleysville Worcester Insurance Company, Harleysville Insurance Company of New York, Harleysville Insurance Company of Ohio, Harleysville Pennland Insurance Company, Harleysville Lake States Insurance Company and Harleysville Insurance Company - incorporated herein by reference to Exhibit (10)(I)(8) to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007.

Exhibit No.	Description of Exhibits
(10)(I)(9)*	Eleventh Amendment, effective January 1, 2010, to the Proportional Reinsurance Agreement effective January 1, 1986 among Harleysville Mutual Insurance Company, Harleysville Preferred Insurance Company, Harleysville Insurance Company of New Jersey, Harleysville-Atlantic Insurance Company, Harleysville Worcester Insurance Company, Harleysville Insurance Company of New York, Harleysville Insurance Company of Ohio, Harleysville Pennland Insurance Company, Harleysville Lake States Insurance Company and Harleysville Insurance Company.
(10)(J)	Lease and Amendment effective January 1, 2000 between Harleysville, Ltd. and Harleysville Mutual Insurance Company - incorporated herein by reference to Exhibit (10)(R) to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1999.
(10)(J)(1)	Second Amendment to Lease Agreement, effective January 1, 2005 between Harleysville Ltd. and Harleysville Mutual Insurance Company - incorporated herein by reference to Exhibit (10)(R) to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2004.
(10)(J)(2)*	Third Amendment to Lease Agreement, effective January 1, 2010, between Harleysville Ltd. and Harleysville Mutual Insurance Company.
(10)(K)+	Harleysville Group Inc. Year 2000 Directors' Stock Option Program of Registrant – incorporated herein by reference to Exhibit (4)(C) to the Registrant's Form S-8 Registration Statement No. 333-85941, filed August 26, 1999.
(10)(L)	Loan Agreement dated as of March 19, 1998 by and between Harleysville Group Inc. and Harleysville Mutual Insurance Company - incorporated herein by reference to Exhibit (10)(V) to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1997.
(10)(L)(1)	Amendment to Loan Agreement, effective March 1, 2005 by and between Harleysville Group Inc. and Harleysville Mutual Insurance Company - incorporated herein by reference to Exhibit (10)(V) to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2004.
(10)(M)	Form of Management Agreements dated January 1, 1994 between Harleysville Group Inc. and Harleysville Mutual Insurance Company, Harleysville-Garden State Insurance Company, Mainland Insurance Company, Pennland Insurance Company, Berkshire Mutual Insurance Company and Harleysville Life Insurance Company - incorporated herein by reference to Exhibit (10)(U) to the Registrant's Annual Statement on Form 10-K for the year ended December 31, 1993.
(10)(M)(1)*!	Amendment, effective January 1, 2010, to the Management Agreement between Harleysville Group Inc. and Harleysville Mutual Insurance Company.
(10)(N)	Form of Amended Consolidated and Restated Compensation Allocation Agreement between Harleysville Group Inc. and Harleysville Mutual Insurance Company, Harleysville Life Insurance Company, Harleysville Worcester Insurance Company, Harleysville Insurance Company of New York, Harleysville Preferred Insurance Company, Harleysville Pennland Insurance Company, Harleysville Insurance Company of New Jersey, Harleysville-Atlantic Insurance Company, Harleysville Insurance Company of Ohio, Harleysville Insurance Company, Harleysville Lake States Insurance Company, Mainland Insurance Company, Harleysville Services, Inc., Harleysville Ltd., and Insurance Management Resources L.P., effective February 19, 2009 - incorporated herein by reference to Exhibit (10)(N) to the Registrant's Annual Statement on Form 10-K for the year ended December 31, 2008.
(10)(O)	Equipment and Supplies Allocation Agreement dated January 1, 1993 between Harleysville Mutual Insurance Company and Harleysville Group Inc. - incorporated herein by reference to Exhibit (10)(V) to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1992.
(10)(P)+	Form of Change in Control Employment Agreements effective January 1, 2008 - incorporated herein by reference to Exhibit (10)(P) to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007.

Exhibit No.	Description of Exhibits
(10)(P)(1)+*	List of Executive Officers who have executed a Change in Control Agreement with the Company substantially similar to the form described in Exhibit (10)(P) - incorporated herein by reference to Exhibit (10)(P)(1) to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007.
(10)(Q)+	Harleysville Group Inc. Supplemental Retirement Plan Amended and Restated as of January 1, 2008 - incorporated herein by reference to Exhibit (10)(Q) to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007.
(10)(R)+	Directors Equity Award Program of Registrant - incorporated herein by reference to Exhibit (4)(C) to the Registrant's Form S-8 Registration Statement No. 333-09701 filed August 7, 1996.
(10)(S)+	Long Term Incentive Plan of Registrant - Amended and Restated - incorporated herein by reference to Appendix "B" to the Registrant's Definitive Proxy Statement on Form 14-A filed March 30, 2005.
(10)(T)+	Non-Qualified Excess Contribution and Match Program - Amended and Restated as of January 1, 2008 - incorporated herein by reference to Exhibit (10)(T) to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007.
(10)(U)	Agency Stock Purchase Plan - incorporated herein by reference to Exhibit 4(A) to the Registrant's Form S-3 Registration Statement No. 33-90810 filed December 6, 2005.
(10)(V)+	Harleysville Group Inc. Amended and Restated Directors' Equity Compensation Plan - incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed May 4, 2007.
(10)(V)(1)+	Amendment 2007-1, effective December 20, 2007, to the Harleysville Group Inc. Amended and Restated Directors' Equity Compensation Plan - incorporated herein by reference to Exhibit (10)(V)(1) to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007.
(10)(W)+*	Non-Employee Director Compensation.
(10)(X)+*	Form of Non-Qualified Stock Option Award Agreement.
(10)(Y)+	Form of Restricted Stock Award Agreement - incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed January 5, 2006.
(10)(Z)+	Form of Restricted Stock Award Agreement for Reporting Persons - incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed January 5, 2006.
(10)(AA)+*	Form of Restricted Stock Units Award Agreement for CEO - time-based.
(10)(AB)+*	Form of Restricted Stock Units Award Agreement for CEO - TSR-based.
(10)(AC)+*	Form of Restricted Stock Units Award Agreement - time based.
(10)(AD)+*	Form of Restricted Stock Units Award Agreement - performance based.
(10)(AE)+	Amended and Restated Employee Stock Purchase Plan - incorporated by reference to Exhibit 4.1 to the Registrant's Periodic Report on Form 10-Q for the period ended June 30, 2008.
(21)*	Subsidiaries of Registrant.
(23)*	Report and Consent of Independent Registered Public Accounting Firm

Exhibit No.	Description of Exhibits
(31.1)*	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
(31.2)*	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
(32.1)*	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
(32.2)*	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
(99)*	Form 11-K Annual Report for the Harleysville Group Inc. Amended and Restated Employee Stock Purchase Plan for the year ended December 31, 2009.

+ A management contract, compensatory plan or arrangement required to be separately identified.

* Filed herewith.

! Confidential treatment has been requested for certain provisions of this agreement pursuant to an application for confidential treatment filed with the Securities and Exchange Commission on March 5, 2010. Such provisions have been filed separately with the Commission.

HARLEYSVILLE GROUP

SCHEDULE I - SUMMARY OF INVESTMENTS - OTHER THAN INVESTMENTS IN RELATED PARTIES

December 31, 2009
(in thousands)

Type of Investment	Cost	Value	Amount at Which Shown in the Balance Sheet
Fixed maturities:			
U.S. Treasury securities	$ 109,195	$ 110,228	$ 110,228
Obligations of U.S. government corporations and agencies	24,754	25,916	25,908
Obligations of states and political subdivisions	1,150,398	1,198,888	1,193,888
Mortgage-backed securities	380,753	403,433	403,433
All other corporate bonds	576,177	605,552	601,006
Total fixed maturities	2,241,277	2,344,017	2,334,463
Equity securities:			
Common stocks:			
Banks, trust and insurance companies	6	6	6
Industrial, miscellaneous and all other	137,144	186,389	186,389
Total equities	137,150	186,395	186,395
Short-term investments	116,476		116,476
Other invested assets	2,480		2,480
Total investments	$ 2,497,383		$ 2,639,814

See accompanying report of independent registered public accounting firm.

HARLEYSVILLE GROUP INC.

SCHEDULE II - CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED BALANCE SHEETS
(in thousands, except share data)

	December 31, 2009	December 31, 2008
ASSETS		
Short-term investments	$ 29,095	$ 54,563
Fixed maturities:		
Available for sale, at fair value (cost $15 and $15)	15	15
Investments in common stock of subsidiaries (equity method)	822,846	708,626
Accrued investment income	1	21
Dividends receivable from subsidiaries	29,522	
Due from affiliate	6,064	
Federal income taxes recoverable		15,069
Other assets	16,515	12,385
Total assets	$ 904,058	$ 790,679
LIABILITIES AND SHAREHOLDERS' EQUITY		
Debt	$ 118,500	$ 118,500
Accounts payable and accrued expenses	10,409	9,391
Due to affiliate		10,154
Federal income tax payable	2,521	
Total liabilities	131,430	138,045
Shareholders' equity:		
Preferred stock, $1 par value; authorized 1,000,000 shares, none issued		
Common stock, $1 par value; authorized 80,000,000 shares; issued 2009, 34,583,182 and 2008, 34,254,581 shares; outstanding 2009, 27,615,120 and 2008, 28,156,672 shares	34,583	34,254
Additional paid-in capital	245,636	231,715
Accumulated other comprehensive income	62,276	(17,390)
Retained earnings	640,593	589,146
Treasury stock, at cost, 6,968,062 and 6,097,909 shares	(210,460)	(185,091)
Total shareholders' equity	772,628	652,634
Total liabilities and shareholders' equity	$ 904,058	$ 790,679

See accompanying notes to consolidated financial statements and report of independent registered public accounting firm.

HARLEYSVILLE GROUP INC.

SCHEDULE II - CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF INCOME
(in thousands)

	Year Ended December 31,		
	2009	2008	2007
Revenues	$ 5,372	$ 6,282	$ 7,268
Expenses:			
Interest	6,217	6,572	7,085
Expenses other than interest	2,318	2,557	3,138
	(3,163)	(2,847)	(2,955)
Income tax benefit	(1,073)	(981)	(1,037)
Loss before equity in income of subsidiaries	(2,090)	(1,866)	(1,918)
Equity in income of subsidiaries	88,386	44,185	101,972
Net income	$ 86,296	$ 42,319	$ 100,054

See accompanying notes to consolidated financial statements and report of independent registered public accounting firm.

HARLEYSVILLE GROUP INC.

SCHEDULE II - CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2009	2008	2007
Cash flows from operating activities:			
Net income	$ 86,296	$ 42,319	$ 100,054
Adjustments to reconcile net income to net cash provided (used) by operating activities:			
Equity in income of subsidiaries	(88,386)	(44,185)	(101,972)
Decrease in accrued investment income	20	6	72
Increase (decrease) in accrued income taxes	17,583	(16,579)	1,167
Other, net	(16,274)	22,313	(1,662)
Net cash provided (used) by operating activities	(761)	3,874	(2,341)
Cash flows from investing activities:			
Purchases of fixed maturity investments		(15)	
Maturities of fixed maturity investments		15	
Net sales (purchases) of short-term investments	25,468	(50,582)	17,983
Net cash provided (used) by investing activities	25,468	(50,582)	17,983
Cash flows from financing activities:			
Issuance of common stock	7,382	9,649	9,427
Purchase of treasury stock	(25,290)	(97,318)	(63,286)
Dividends from subsidiaries	27,479	163,141	63,036
Dividends paid	(34,849)	(31,878)	(27,316)
Excess tax benefits from share-based payment arrangements	571	3,114	2,497
Net cash provided (used) by financing activities	(24,707)	46,708	(15,642)
Change in cash			
Cash at beginning of year	—	—	—
Cash at end of year	$ —	$ —	$ —

See accompanying notes to consolidated financial statements and report of independent registered public accounting firm.

HARLEYSVILLE GROUP

SCHEDULE III - SUPPLEMENTARY INSURANCE INFORMATION

Years Ended December 31, 2009, 2008 and 2007
(in thousands)

	Deferred Policy Acquisition Costs	Liability For Unpaid Losses and Loss Settlement Expenses	Unearned Premiums	Earned Premiums	Net Investment Income	Losses And Loss Settlement Expenses	Amortization Of Deferred Policy Acquisition Costs	Other Underwriting Expense	Premiums Written
Year ended December 31, 2009									
Commercial lines		$ 1,442,458	$ 340,863	$ 690,116		$ 441,852			$ 674,275
Personal lines		116,706	95,333	168,384		109,921			177,342
GAAP adjustments(1)		223,128	48,314			718			
Total	$ 111,649	$ 1,782,292	$ 484,510	$ 858,500		$ 552,491	$ 216,470	$ 85,349	$ 851,617
Net investment income					$ 106,649				
Year ended December 31, 2008									
Commercial lines		$ 1,437,215	$ 356,704	$ 757,196		$ 500,440			$ 778,859
Personal lines		121,034	86,375	161,319		110,091			171,271
GAAP adjustments(1)		209,352	41,481			237			
Total	$ 110,339	$ 1,767,601	$ 484,560	$ 918,515		$ 610,768	$ 227,287	$ 85,182	$ 950,130
Net investment income					$ 113,555				
Year ended December 31, 2007									
Commercial lines		$ 1,270,788	$ 335,041	$ 689,518		$ 436,633			$ 693,168
Personal lines		111,024	76,424	143,506		86,102			144,825
GAAP adjustments(1)		164,878	38,721			295			
Total	$ 101,954	$ 1,546,690	$ 450,186	$ 833,024		$ 523,030	$ 207,684	$ 76,223	$ 837,993
Net investment income					$ 110,827				

(1) GAAP adjustments are not determined separately for commercial and personal lines.

See Note 12 of the Notes to Consolidated Financial Statements.

See accompanying report of independent registered public accounting firm.

HARLEYSVILLE GROUP

SCHEDULE IV - REINSURANCE

Years Ended December 31, 2009, 2008 and 2007
(in thousands)

		Ceded to		Assumed From			
	Gross Amount	Outside Companies	Affiliated Companies(1)	Outside Companies	Affiliated Companies(1)	Net Amount	Percentage of Amount Assumed to Net
Property and casualty premiums for year ended December 31,							
2009	$830,350	$109,743	$730,699	$10,092	$858,500	$858,500	101.2%
2008	$853,439	$104,165	$761,751	$12,477	$918,515	$918,515	101.4%
2007	$828,442	$ 90,888	$753,806	$16,252	$833,024	$833,024	102.0%

(1) These columns include the effect of the intercompany pooling.

See accompanying report of independent registered public accounting firm.

HARLEYSVILLE GROUP

SCHEDULE VI - SUPPLEMENTAL INSURANCE INFORMATION CONCERNING PROPERTY AND CASUALTY SUBSIDIARIES

Years Ended December 31, 2009, 2008 and 2007
(in thousands)

	Liability For Unpaid Losses and Loss Settlement Expenses	Discount, If Any, Deducted From Reserves(1)	Losses and Loss Settlement Expenses (Benefits) Incurred Related To		Paid Losses And Loss Settlement Expenses
			Current Year	Prior Years	
Year ended:					
December 31, 2009	$ 1,782,292	$ 6,993	$ 588,575	$ (36,084)	$ 551,576
December 31, 2008	$ 1,767,601	$ 6,823	$ 642,576	$ (31,808)	$ 587,866
December 31, 2007	$ 1,546,690	$ 7,173	$ 545,077	$ (22,047)	$ 471,067

Notes: (1) The amount of discount relates to certain long-term disability workers' compensation cases. A discount rate of 3.5% was used.

(2) Information required by remaining columns is contained in Schedule III.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Harleysville Group Inc.

Date: March 5, 2010

By: /s/ MICHAEL L. BROWNE
Michael L. Browne
President, Chief Executive Officer
and a Director
(principal executive officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ MICHAEL L. BROWNE Michael L. Browne	President, Chief Executive Officer and a Director (principal executive officer)	March 5, 2010
/s/ ARTHUR E. CHANDLER Arthur E. Chandler	Senior Vice President and Chief Financial Officer (principal financial officer and principal accounting officer)	March 5, 2010
/s/ WILLIAM W. SCRANTON William W. Scranton	Chairman of the Board and a Director	March 5, 2010
/s/ BARBARA A. AUSTELL Barbara A. Austell	Director	March 5, 2010
/s/ W. THACHER BROWN W. Thacher Brown	Director	March 5, 2010
/s/ G. LAWRENCE BUHL G. Lawrence Buhl	Director	March 5, 2010
/s/ MIRIAN M. GRADDICK-WEIR Mirian M. Graddick-Weir	Director	March 5, 2010
/s/ WILLIAM GRAY William Gray	Director	March 5, 2010
/s/ JERRY S. ROSENBLOOM Jerry S. Rosenbloom	Director	March 5, 2010
/s/ WILLIAM E. STORTS William E. Storts	Director	March 5, 2010

Directors

Harleysville Group Inc.

William W. Scranton III
Non-Executive Chairman of the Board; Former Lieutenant Governor of Pennsylvania

Barbara A. Austell
Retired Senior Vice President, Finance, and Treasurer, ARAMARK Corporation

W. Thacher Brown
Retired President, 1838 Investment Advisors, LLC

Michael L. Browne
President and Chief Executive Officer

G. Lawrence Buhl
Retired Regional Director of Insurance Services, Ernst & Young

Mirian M. Graddick-Weir
Executive Vice President, Human Resources, Merck

William Gray
Vice Chairman, Ogilvy Group, North America Region

Jerry S. Rosenbloom
Frederick H. Ecker Emeritus Professor of Insurance and Risk Management, and Academic Director of the Certified Employee Benefit Specialist Program at the Wharton School, University of Pennsylvania

William E. Storts
Retired Senior Executive, Accenture

Harleysville Mutual Insurance Company

William W. Scranton III
Non-Executive Chairman of the Board; Former Lieutenant Governor of Pennsylvania

W. Thacher Brown
Retired President, 1838 Investment Advisors, LLC

Michael L. Browne
President and Chief Executive Officer

G. Lawrence Buhl
Retired Regional Director of Insurance Services, Ernst & Young

Nicholas DeBenedictis
Chairman, President and Chief Executive Officer, Aqua America, Inc.

Ellen M. Dunn
Partner, Dewey & LeBoeuf LLP

Michael L. Lapeyrouse
Chief Executive Officer, The American Equity Underwriters, Inc.

Jerry S. Rosenbloom
Frederick H. Ecker Emeritus Professor of Insurance and Risk Management, and Academic Director of the Certified Employee Benefit Specialist Program at the Wharton School, University of Pennsylvania

William E. Storts
Retired Senior Executive, Accenture

Officers

Corporate Leadership*

Michael L. Browne
President and Chief Executive Officer

Mark R. Cummins
Executive Vice President, Chief Investment Officer and Treasurer

Senior Vice Presidents

Allan R. Becker
Chief Actuary

Arthur E. Chandler
Chief Financial Officer

Thomas E. Clark
Field Operations

Donna M. Dever
Learning, Development and Process Improvement

Beth A. Friel
Human Resources

Robert A. Kauffman
Secretary, General Counsel and Chief Compliance Officer

John B. Keefe
Corporate Development

Theodore A. Majewski
Personal Lines

Kevin M. Toth
Chief Underwriting Officer

Akhil Tripathi
Chief Information Officer

Jonathan Young
Chief Claims Officer

Field Leadership*

Regional Presidents

Gilbert M. Benjamin
Southeast

William D. Granato
Midwest

Dennis J. Otmaskin
Mid-Atlantic & Northeast

Resident Vice Presidents

Daniel J. Gaynor
Kevin P. Glancy
John J. Iannello
Angela T. Lawrence
David V. McDonnell
William C. Scisciani
Robert S. Wendt
William J. Wesley

*As of March 1, 2010

Shareholder information

Annual shareholders' meeting
Date: Wednesday, April 28, 2010
Time: 10:30 a.m.
Place: Corporate headquarters

Corporate headquarters
355 Maple Avenue
Harleysville, PA 19438-2297
215.256.5000

Internet address
www.harleysvillegroup.com

Common stock information
Traded on the NASDAQ National Market System Symbol: HGIC

Dividend payment schedule
Historically, dividends on Harleysville Group common stock have been paid quarterly in March, June, September and December.

Financial information
In addition to this report and the accompanying proxy statement, shareholders may obtain the following information at no charge from the investor relations department:

- Forms 10-Q and 8-K (if any) as filed with the Securities and Exchange Commission
- Prospectus with information about the company's dividend reinvestment and stock purchase plan

Requests should be submitted to investor relations using the contact information that follows.

Investor relations contact
Mark R. Cummins
Executive Vice President, Chief Investment Officer and Treasurer

Mail: Harleysville Group Inc.
355 Maple Avenue
Harleysville, PA 19438-2297
Phone: 215.256.5000
Fax: 215.256.5601
E-mail: investorrelations@harleysvillegroup.com

Registrar and transfer agent
Wells Fargo Shareowner Services
P.O. Box 64874
St. Paul, MN 55164-0874

Shareholder inquiries:
800.468.9716
www.shareowneronline.com



Harleysville Group Inc.
355 Maple Avenue
Harleysville, PA 19438-2297
www.harleysvillegroup.com